UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 7, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

economic and financial analysis report

ⓘ click on the items below to navigate through the document:

- managerial analysis of results
- management report
- consolidated financial statements
- videoconference commenting on the results May 8th at 9:30 AM (US Eastern Time)

1Q25

Table of Contents

Some numbers included in this Report have been subjected to rounding adjustments.
As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers.
Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented.

As of January 2025, we adopted in our Financial Statements the new accounting practices established by CMN Resolutions No. 4,966 and No. 4,975, whose effects are disclosed in the Note on 4Q24. For management purposes, we kept the information of the previous periods as already disclosed, which do not present relevant differences in the historical analysis of the results. For some credit indicators, when mentioned, we carry out historical data for comparability purposes on a pro-forma basis. In our financial statements the Organization opted for the exemption provided by the Standard not to resubmit comparative information from previous periods resulting from the changes.

Managerial Analysis of Results

Our profitably improvement is underway as a result of a combination of operational advancements and the benefits derived from our transformation plan. Expectations for the remainder of the year remain in line with the annual guidance. Our transformation has been moving along as expected and has led to shifts in the way we serve the segments, allowing us to achieve greater efficiency and agility, and contributing to a more sustainable path towards regaining profitability.

Recurring net income was R$5.9 billion in 1Q25, an increase of 8.6% q/q and 39.3% y/y. As a result, ROAE topped 14.4% in the quarter. We would like to point out the impressive performance of the operating income, which amounted to R$7.5 billion in the quarter, up 8.2% q/q and 51.5% y/y.

Revenue reached R$32.3 billion in the quarter, rising 15.3% y/y, driven by an expressive growth in three key components: total NII, fee and commission income and income from insurance.

The NII reached R$17.2 billion in the quarter, up 1.4% q/q and 13.7% y/y. Breaking this down, a greater contribution came from client NII, which totaled R$16.8 billion, up 4% q/q and 15% y/y, driven by the increase in the loan portfolio and the average rate (from 8.4% in 4Q24 to 8.6% in 1Q25). Market NII was R$462 million in 1Q25 due to the effective protection from ALM strategies in a context of high Selic rate.

The expanded loan portfolio exceeded the R$1 trillion mark, rising 12.9% y/y and 2.4% q/q in 1Q25. The share of secured product lines rose from 54% in 4Q24 to 57% in 1Q25. We continue to reduce our risk appetite, while continuing to do good business.

The effects of exchange appreciation along with weaker demand from large companies, which are mostly financing themselves through the capital markets, generated a reduction in foreign currency portfolios and other portfolios of Large Companies. The demand for loans remained solid for the Individuals and Micro, Small, and Medium-Enterprises (MSME) segments. With the acquisition of 50% of John Deere Bank, we incorporated R$17.3 billion into our loan portfolio over 1Q25.

In terms of loans for Individual clients, our portfolio experienced significant growth in real estate, personal, rural and payroll-deductible loans. In terms of MSME, we continue to prioritize loan origination with guarantees, such as working capital loans within the PRONAMPE, FGO, and FGI programs.

The total delinquency ratio remains steady, with stability in Individuals loans and a reduction in MSME, even considering the growth in operations with Individuals (+4.8% q/q) and Companies (+1.5% q/q). The cost of credit was stable at 3.0%. We point to a decrease of R$3.2 billion in the restructured portfolio compared to the previous quarter, and R$7.2 billion in the annual comparison.

The performance of insurance activities was significant. The income settled at R$5.3 billion (32.7% y/y) and net income reached R$2.4 billion (25.3% y/y). The financial income grew within expectations and the operational improvement continued, driven by a reduction in claims by 7.5 p.p. against 1Q24, particularly in terms of the Health sector. The ROAE of the insurance company was 22.4% in 1Q25, compared to 19.8% a year earlier.

Operating expenses increased 12.3% y/y, in line with expectations. Excluding the increased stake in Cielo and the acquisition of 50% of John Deere Bank, expenses would have grown by 8.8% y/y. This rate of growth largely reflects the investments being made in the bank and its affiliates. Looking only at personnel and administrative expenses, there was a 3.7% y/y growth in 1Q25, below inflation for the period, underlining the strong cost-control measures currently in place within the Organization.

Tier 1 capital stood at 13.0%, an increase of 0.6 p.p. compared to December 2024, the common equity ratio increased from 10.5% to 11.1% this quarter. We allocated R$3.3 billion in interest on shareholders' equity in 1Q25.

We maintain the guidance for 2025. It includes the effects of the increased stake in Cielo and the impacts of Resolution No. 4,966. As the guidance suggests, revenue growth will be the primary reason for improving our profitability for the year. It will be a gradual and secure process, with control of credit risk.

Our transformation plan, guided by customer centricity, is progressing positively and within expectations. In 1Q25, we continued to adjust our footprints and are making great strides towards changing the way we provide services to our clients. We introduced another platform dedicated to agribusiness for the middle market and we are expanding the client base in the new Principal (High-Income) segment. We have introduced initiatives to improve how companies manage their cash flow. Our credit business unit continued to make progress in modeling, pricing and risk management. In terms of personnel, the cultural evolution program has taken off and is being implemented. The plan will continue to be executed in an accelerated manner involving significant investments in technology (including the induction of professionals) and the launch of a new value proposition for the mass-market, including a revamped platform and App and greater availability of solutions through self-service and remote channel.

We remain committed to sustainable business practices and support our clients in the transition to a greener, more resilient and inclusive economy. Up to March 2025, we had allocated R$319 billion to sectors and activities with socio-environmental benefits, with an updated target of R$350 billion at the end of 2025.

The following information details our performance in 1Q25, including income data, balance sheet and various indicators.

enjoy the reading!

highlights 1Q25

consolidated recurring net income

R$5.9 bi

△ 8.6% q/q △ 39.3% y/y

ROAE 1Q25

14.4%

△ 1.7 p.p. q/q △ 4.2 p.p. y/y

main data selected

total revenue

R$32.3 bi (1)

▽ 1.5% q/q △ 15.3% y/y

total net interest income
△ 1.4% q/q △ 13.7% y/y

fee and commission income
▽ 4.8% q/q △ 10.2% y/y

insurance, pension plans and capitalization bonds
▽ 4.1% q/q △ 32.7% y/y

cost of credit
R$7.6 bi
△ 2.4% q/q ▽ 2.2% y/y

Loan Loss Provision / Expanded Loan Portfolio (% Annualized)



3.5
3.2
3.0
3.0
3.0
1Q24
2Q
3Q
4Q
1Q25

personnel + administrative expenses (2)
R$12.0 bi
▽ 8.5% q/q △ 3.7% y/y

Disregarding the effect of the increase in stake Cielo and acquisition of John Deere Bank: (1) (2.0%) q/q and 12.9% y/y; and (2) (8.6%) q/q and 1.8% y/y.

expanded loan portfolio

R$1.0 tri
△ 2.4% q/q
△ 12.9% y/y

individuals
R$432.9 bi
△ 4.5% q/q
△ 16.2% y/y

companies
R$572.3 bi
△ 0.8% q/q
△ 10.6% y/y

MSME
△ 3.5% q/q
△ 29.6% y/y

LARGE COMPANIES
▽ 0.8% q/q
△ 1.2% y/y

loan indicators

over 90 days total ratio

4.1%
△ 0.1 p.p. q/q
▽ 0.9 p.p. y/y

basel – tier I

13.0%
△ 0.6 p.p. q/q △ 0.3 p.p. y/y

insurance group

recurring net income	ROAE 1Q25	revenue	claims ratio 1Q25
R$2.4 bi	**22.4%**	**R$30.0 bi**	**70.9%**
▽ 3.6% q/q △ 25.3% y/y	▽ 2.7 p.p. q/q △ 2.6 p.p. y/y	▽ 4.7% q/q △ 7.3% y/y	▽ 1.3 p.p. q/q ▽ 7.5 p.p. y/y

key highlights

- Growing profitability according to plan
- The revenue performance is the main reason for the improved profitability
- Net interest income grows, evidencing the strategy of credit production with adequate mix and greater efficiency in the funding
- The expenses are in line with the expected
- Delinquecy is controlled, even considering the growth of the Individual and MSME portfolios
- Insurance with strong operational improvement and ROAE of 22.4%
- Traction transformational program, contributing to a better operational performance

recurring net income statement

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
\\ Net Interest Income	**17,233**	**16,995**	**15,152**	**1.4**	**13.7**
Client NII	16,771	16,153	14,522	3.8	15.5
Market NII	462	842	630	(45.1)	(26.7)
\\ Expenses with Expanded Loan Loss Provisions	**(7,642)**	**(7,460)**	**(7,811)**	**2.4**	**(2.2)**
\\ NII Net of Provisions	**9,591**	**9,535**	**7,341**	**0.6**	**30.6**
Income from Insurance, Pension Plans and Capitalization Bonds	5,303	5,531	3,997	(4.1)	32.7
Fee and Commission Income	9,769	10,262	8,861	(4.8)	10.2
Operating Expenses	(15,006)	(16,418)	(13,360)	(8.6)	12.3
Personnel Expenses	(6,705)	(6,773)	(6,059)	(1.0)	10.7
Other Administrative Expenses	(5,265)	(6,315)	(5,483)	(16.6)	(4.0)
Other Income / (Operating Expenses)	(3,036)	(3,330)	(1,818)	(8.8)	67.0
Tax Expenses	(2,165)	(2,031)	(1,918)	6.6	12.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	50	90	56	(44.4)	(10.7)
\\ Operating Income	**7,542**	**6,969**	**4,977**	**8.2**	**51.5**
Non-Operating Income	65	40	14	62.5	-
Income Tax / Social Contribution	(1,622)	(1,490)	(675)	8.9	-
Non-controlling interests in subsidiaries	(121)	(117)	(105)	3.4	15.2
\\ Recurring Net Income	**5,864**	**5,402**	**4,211**	**8.6**	**39.3**
Non-Recurring Events	(62)	(468)	-	(86.8)	-
Provision for Restructuring (1)	-	(443)	-	-	-
Impairment of Non-Financial Assets (2)	-	(25)	-	-	-
Others (3)	(62)	-	-	-	-
Book Net Income	**5,802**	**4,934**	**4,211**	**17.6**	**37.8**

(1) Mainly by restructuring in the branch network; **(2)** It includes impairment of assets related to the acquisition of right for the provision of financial services and software; and **(3)** It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General's Office of the National Treasury (PGFN) and the Federal Revenue of Brazil (RFB).

recurring net income movement in the quarter | R$ million



5,402
Δ 238
618
(380)
Δ (182)
(335)
153
(228)
(493)
1,412
(285)
5,864
Net Income 4Q24
Client NII
Market NII
Net Interest Income
Mass-Market
Large Corporates
Expanded LLP
Income from Insurance
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Others (1)
Net Income 1Q25

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
10.2
10.8
11.3
11.7
14.4
10.2
11.4
12.4
12.7
14.4
1Q24
2Q
3Q
4Q
1Q25
Accrued
Quartely

ER / Risk – Adjusted ER



%
84.0
83.0
81.8
78.3
76.9
49.7
51.3
52.2
52.2
51.8
51.1
52.3
52.0
53.2
49.7
1Q24
2Q
3Q
4Q
1Q25
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	1Q25	4Q24	1Q24	1Q25 x 4Q24 R$	1Q25 x 4Q24 %	1Q25 x 1Q24 R$	1Q25 x 1Q24 %
\\ Net Interest Income	**17,233**	**16,995**	**15,152**	**238**	**1.4**	**2,081**	**13.7**
\\ Client NII [1]	**16,771**	**16,153**	**14,522**	**618**	**3.8**	**2,249**	**15.5**
Average Balance	812,805	790,286	710,662	353		1,613	
Gross NIM	8.6%	8.4%	8.5%	265		636	
\\ Market NII [2]	**462**	**842**	**630**	**(380)**	**(45.1)**	**(168)**	**(26.7)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



8.5%
8.6%
8.4%
8.4%
8.6%
3.8%
4.4%
4.5%
4.4%
4.6%
R$ billion
Total Client NII
14.5
15.3
15.6
16.2
16.8
Client NII – net of Loan Loss Provisions
6.7
8.0
8.5
8.7
9.1
+5% q/q
+36% y/y
1Q24
2Q
3Q
4Q
1Q25
Gross NIM Annualized
Net NIM Annualized

expanded loan portfolio mix (%)

	Mar25	Dec24	Mar24	Mar25 x Mar24
\\ Individuals	**43.1**	**42.2**	**41.9**	**1.2 p.p.**
Payroll-deductible Loans	9.8	9.9	10.5	(0.7) p.p.
Real Estate Financing	10.7	10.5	10.2	0.5 p.p.
Rural Loans	3.7	2.6	2.0	1.7 p.p.
Vehicle	3.7	3.7	3.7	-
Credit Card	7.4	7.7	7.8	(0.4) p.p.
Personal Loans	6.8	6.8	6.6	0.2 p.p.
Other	0.9	1.0	1.0	(0.1) p.p.
\\ Companies	**56.9**	**57.8**	**58.1**	**(1.2) p.p.**
Large Companies	34.8	35.9	38.8	(4.0) p.p.
MSME	22.1	21.9	19.3	2.8 p.p.

change in the client NII | R$ million



16,153
(7,460)
8,693
353
123
533
(390)
(182)
9,129
+5% q/q
436
7,642
16,771
+4% q/q
618
4Q24
Expenses with Expanded LLP 4Q24
Client NII Net of LLP 4Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 1Q25
Expenses with Expanded LLP 1Q25
1Q25

Gross client NII increased by 3.8% in the quarter, driven by the best mix and growth in loan volume, as well as higher funding margin due to the best funding strategy, offsetting the least amount of days in the period. This dynamic provided an increase in the average gross NIM at 0.2 p.p., reaching 8.6% in 1Q25.

In the credit NII, we highlight the increase in the operations of individuals in lines of consumer finance and, of companies in lines with guarantees and working capital. Adding to the cost of credit, the evolution of the net client NII was 5% in the quarter and 36% in relation to 1Q24, reflecting the quality of the vintages produced over the last quarters.

market NII



R$ billion
0.6
0.3
0.4
0.8
0.5
1Q24
2Q
3Q
4Q
1Q25

Market NII was impacted by the lower result with ALM.

funding sources

total funds raised and managed

R$3.2 tri

△ 0.1% q/q △ 5.7% y/y

funds raised
▽ 0.4% q/q △ 5.8% y/y

funds and managed portfolios
△ 0.9% q/q △ 5.4% y/y

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
Demand Deposits	33,921	45,542	41,839	(25.5)	(18.9)
Savings Deposits	126,124	132,502	127,387	(4.8)	(1.0)
Time Deposits + Debentures	489,793	495,333	456,676	(1.1)	7.3
Borrowings and Onlending	76,137	78,439	46,977	(2.9)	62.1
Funds from Issuance of Securities	278,981	270,294	265,101	3.2	5.2
Interbank Deposits	933	3,008	1,998	(69.0)	(53.3)
Subordinated Debts	58,926	57,459	50,284	2.6	17.2
\\ Subtotal	**1,064,815**	**1,082,577**	**990,262**	**(1.6)**	**7.5**
Obligations for Repurchase Agreements	297,329	308,432	309,512	(3.6)	(3.9)
Working Capital (Own / Managed)	127,700	123,032	127,711	3.8	-
Foreign Exchange Portfolio [1]	920	744	330	23.7	-
Payment of Taxes and Other Contributions	6,665	854	5,806	-	14.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	414,273	403,689	372,673	2.6	11.2
\\ Funds raised	**1,911,703**	**1,919,329**	**1,806,294**	**(0.4)**	**5.8**
\\ Investment Funds and Managed Portfolios	**1,279,861**	**1,268,106**	**1,214,293**	**0.9**	**5.4**
\\ Total Assets under Management	**3,191,564**	**3,187,435**	**3,020,587**	**0.1**	**5.7**

(1) With the adoption of Resolution No. 4,966/21, foreign exchange operations began to be registered as derivatives. For purposes of comparability, the balances of previous periods were re-presented, maintaining the uniformity of the information.

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	40,586	46,396	47,644	(12.5)	(14.8)
Savings Deposits	126,124	132,502	127,387	(4.8)	(1.0)
Interbank Deposits	933	3,008	1,998	(69.0)	(53.3)
Time Deposits + Debentures	489,793	495,333	456,676	(1.1)	7.3
Funds from Financial Bills	268,665	260,765	257,579	3.0	4.3
\\ Customer Funds [1]	**926,101**	**938,004**	**891,285**	**(1.3)**	**3.9**
(-) Reserve Requirements	(117,031)	(127,086)	(124,265)	(7.9)	(5.8)
(-) Available Funds (Brazil)	(14,649)	(17,582)	(14,478)	(16.7)	1.2
\\ Customer Funds Net of Reserve Requirements	**794,422**	**793,335**	**752,543**	**0.1**	**5.6**
Borrowings and Onlending	76,137	78,439	46,977	(2.9)	62.1
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	124,860	102,841	85,298	21.4	46.4
\\ Total Funding (A)	**995,418**	**974,615**	**884,817**	**2.1**	**12.5**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**888,071**	**861,625**	**783,095**	**3.1**	**13.4**
\\ B / A	**89.2%**	**88.4%**	**88.5%**	**0.8 p.p.**	**0.7 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

expanded loan portfolio

expanded loan portfolio

R$1.0 tri

△ 2.4% q/q △ 12.9% y/y

individuals **R$432.9 bi** △ 4.5% q/q △ 16.2% y/y

companies **R$572.3 bi** △ 0.8% q/q △ 10.6% y/y

micro, small and medium-sized enterprises
△ 3.5% q/q △ 29.6% y/y

large companies
▽ 0.8% q/q △ 1.2% y/y

highlights

rural loans
△ 23.5% q/q △ 48.5% y/y

working capital
△ 1.1% q/q △ 17.4% y/y

personal loans
△ 2.1% q/q △ 15.8% y/y

real estate financing
△ 3.0% q/q △ 18.1% y/y

credit card - individuals
△ 1.0% q/q △ 8.5% y/y

foreign trade finance - companies
▽ 2.9% q/q △ 24.0% y/y

portfolio segregated by modality

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
Individuals	422,866	403,307	366,987	4.8	15.2
Companies	319,542	314,773	269,260	1.5	18.7
\\ Loan Portfolio - Total	**742,407**	**718,080**	**636,247**	**3.4**	**16.7**
Securities [1]	92,283	90,392	99,251	2.1	(7.0)
Other Products with a Credit Feature	53,381	53,153	47,597	0.4	12.2
Sureties and Guarantees [2]	117,052	120,067	106,823	(2.5)	9.6
\\ Expanded Loan Portfolio - Total	**1,005,122**	**981,692**	**889,918**	**2.4**	**12.9**
\\ Individuals	**432,851**	**414,080**	**372,556**	**4.5**	**16.2**
\\ Companies	**572,272**	**567,612**	**517,362**	**0.8**	**10.6**
Large Corporates	349,817	352,701	345,659	(0.8)	1.2
Micro, Small and Medium-Sized Enterprises	222,454	214,911	171,703	3.5	29.6
			Without exchange variation	**3.2**	**11.4**

(1) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund); and **(2)** Off-balance operations.

changes in expanded loan portfolio

R$ million



981,692
42.2%
21.9%
35.9%
18,771
80.1%
7,543
32.2%
(2,884)
(12.3%)
Representativeness (1)
1,005,122
43.1%
22.1%
34.8%
Dec24
Individuals
MSMEs
Large Corporates
Mar25

(1) It includes effect of the acquisition of the John Deere Bank, with an increase of R$17.3 bi in the total expanded portfolio, and disregarding this effect the evolution in 12 months of the expanded portfolio would be 11%.

expanded loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Mar25	Dec24	Mar24	Variation % Quarter	Variation % 12 months
\\ Individuals	**432,851**	**414,080**	**372,556**	**4.5**	**16.2**
Consumer Financing	**278,946**	**276,193**	**254,829**	**1.0**	**9.5**
Payroll-deductible Loans	98,946	97,184	93,727	1.8	5.6
Credit Card	74,848	75,631	69,012	(1.0)	8.5
Personal Loans	68,294	66,872	58,993	2.1	15.8
CDC/Vehicle Leasing	36,858	36,506	33,097	1.0	11.4
Real Estate Financing	**107,349**	**102,713**	**91,038**	**4.5**	**17.9**
Other Products	**46,556**	**35,174**	**26,689**	**32.4**	**74.4**
Rural Loans	37,143	25,286	18,097	46.9	105.2
Other	9,413	9,888	8,592	(4.8)	9.5
\\ Companies	**572,272**	**567,612**	**517,362**	**0.8**	**10.6**
Working Capital	149,375	147,763	127,207	1.1	17.4
Foreign Trade Finance	53,952	55,571	43,506	(2.9)	24.0
Rural Loans	37,994	35,536	32,504	6.9	16.9
Real Estate Financing	30,056	30,657	25,305	(2.0)	18.8
CDC/Leasing	29,355	29,055	27,703	1.0	6.0
BNDES/Finame Onlendings	20,323	18,223	15,136	11.5	34.3
Sureties and Guarantees	116,119	119,049	106,236	(2.5)	9.3
Securities	92,982	90,392	99,251	2.9	(6.3)
Other	42,115	41,366	40,513	1.8	4.0
\\ Expanded Loan Portfolio	**1,005,122**	**981,692**	**889,918**	**2.4**	**12.9**
Real	897,862	867,409	821,193	3.5	9.3
Foreign Currency	107,261	114,283	68,725	(6.1)	56.1

Expanded Loan Portfolio Mix - %



41.9
19.3
38.8
Mar24
41.9
20.1
38.0
June
42.0
20.5
37.5
Sept
42.2
21.9
35.9
Dec
43.1
22.1
34.8
Mar25
Large Corporates
MSMEs
Individuals

The chart below represents the proportion of the loan portfolio segregated in secured and unsecured operations. We highlight that in 1Q25, the portfolio with guarantees increased, driven by the increased growth in collateralized lines, reflecting on the performance of the net client NII.



%
54.0
54.1
53.5
54.0
57.0
46.0
45.9
46.5
46.0
43.0
Mar24
June
Sept
Dec
Mar25
Secured
Unsecured

real estate financing

portfolio

R$ billion

+3% q/q
+18% y/y


116.3
121.4
126.0
133.4
137.4
25.3
26.7
28.2
30.7
30.1
91.0
94.6
97.8
102.7
107.3
Mar24
June
Sept
Dec
Mar25
Individuals
Companies

origination

R$ million

-31% q/q
+22% y/y


6,889
9,266
9,693
12,259
8,403
2,266
3,185
3,047
5,326
815
4,623
6,081
6,646
6,933
7,588
1Q24
2Q
3Q
4Q
1Q25
Borrower
Builder

profile of the individual portfolio – origination 1Q25

Average term: **368 Months**

R$678 Thousand	**R$417 Thousand**	**61.5%**	**52.0%**
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

units financed

-23% q/q
+35% y/y


15,116
22,898
23,247
26,505
20,470
6,523
9,958
8,912
11,395
2,368
8,593
12,940
14,335
15,110
18,102
1Q24
2Q
3Q
4Q
1Q25
Borrower
Builder

payroll-deductible loans

portfolio


%
61.4
60.7
59.8
59.2
59.2
R$ billion
93.7
94.5
96.4
97.2
98.9
91.1%
61.9
64.6
67.2
65.9
68.2
29.2
27.1
25.1
26.5
24.6
8.9
8.3
7.7
7.6
7.2
Mar24
June
Sept
Dec
Mar25
% Digital Channels
% Branches
% Correspondent
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

distribution of the portfolio by sector - %


92.8%
50.6
51.6
51.7
5.0
4.9
4.7
44.4
43.5
43.6
Mar24
Dec
Mar25
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share [1]

14.3%	**15.3%**	**11.5%**	**13.8%**
Total	Social Security	Private	Public

(1) Reference date: Feb25.

The volume of payroll-deductible loans increased by 2% in the quarter, with a highlight to the 13% growth in portfolio originated through digital channels (1Q25 vs. 4Q24). These channels, in addition to offering a great customer experience, also generate greater profitability.

loan portfolio

vehicle financing


portfolio
R$ billion
+1% q/q
+9% y/y
61.5
62.8
65.0
66.5
67.0
28.0
28.5
29.3
29.6
29.8
33.4
34.3
35.7
36.9
37.2
Mar24
June
Sept
Dec
Mar25
Individuals
Companies


distribution of the portfolio by product
%
9.5
1.4
Mar25
89.1
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Mar25	%	Dec24	%	Mar24	%
\\ Economic Sector						
Public Sector	**12,838**	**1.3**	**14,361**	**1.5**	**13,681**	**1.5**
Private Sector	**992,284**	**98.7**	**967,331**	**98.5**	**876,237**	**98.5**
\\ Total	**1,005,122**	**100.0**	**981,692**	**100.0**	**889,918**	**100.0**
Companies	**572,272**	**56.9**	**567,612**	**57.8**	**517,362**	**58.1**
Services	147,101	14.6	132,997	13.5	104,327	11.7
Retail	48,983	4.9	48,022	4.9	44,961	5.1
Transportation and Concession	45,058	4.5	46,835	4.8	41,770	4.7
Real estate and Construction Activities	33,879	3.4	32,671	3.3	32,154	3.6
Production and Distribution of Electricity	28,875	2.9	30,482	3.1	33,483	3.8
Wholesale	32,370	3.2	30,106	3.1	25,192	2.8
Food products	23,419	2.3	23,756	2.4	20,448	2.3
Petrol, Derived and aggregated activities	12,128	1.2	12,949	1.3	9,772	1.1
Automotive	10,039	1.0	10,112	1.0	10,954	1.2
Other Sectors	190,420	18.9	199,682	20.3	194,301	21.8
Individuals	**432,851**	**43.1**	**414,080**	**42.2**	**372,556**	**41.9**

portfolio by debtors

Diversification strategy, with no relevant concentrations.


%
26.9
25.8
25.3
24.7
22.2
21.0
19.9
19.6
19.1
17.3
13.0
12.2
12.2
12.0
11.0
8.4
7.5
7.9
7.4
6.7
1.5
1.2
1.1
1.1
1.1
Mar24
June
Sept
Dec
Mar25
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity [1]

%	Mar25	Dec24	Mar24
1 to 30 days	11.5	11.5	11.8
31 to 60 days	6.3	6.2	6.0
61 to 90 days	5.0	5.3	5.5
91 to 180 days	11.3	11.0	10.9
\\ Short-Term	**34.1**	**34.0**	**34.2**
181 to 360 days	13.9	15.4	14.1
Over 360 days	52.0	50.6	51.7
\\ Medium / Long-Term	**65.9**	**66.0**	**65.8**

(1) Includes operations considered up to date in the credit portfolio.

LLP

expenses with expanded loan loss provisions

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
Provision Expense with Expected Losses	(8,379)	(8,187)	(8,435)	2.3	(0.7)
Income from Recovering Written Off Loans Net of Discounts Granted [(1)]	737	727	624	1.4	18.1
\\ Expenses with Expanded Loan Loss Provisions [(2)]	**(7,642)**	**(7,460)**	**(7,811)**	**2.4**	**(2.2)**

(1) It includes the result with BNDU (non-financial assets held for sale) and others; and **(2)** Balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

Reduction in the cost of credit (loan loss provisions/ portfolio) in 12 months, for another consecutive quarter.

- Stability of the cost of credit (Expense with Loan Loss Provisions/Portfolio)
- Portfolio mix, with emphasis on the collateralized lines
- Efficiency in collections with improvement in recovery revenues net of discounts

expanded loan loss provisions / expanded loan portfolio



%
3.5
3.2
3.0
3.0
3.0
expanded loan loss provision
R$ billion
7.8
7.3
7.1
7.5
7.6
1Q24
2Q
3Q
4Q
1Q25
Expanded LLP
Expanded LLP / Expanded Loan Portfolio (Annualized)

We continue with the cost of credit under control, remaining stable in the last three quarters and an improvement of 0.5 p.p. in comparison to 1Q24. This performance reflects the quality of our origination, mainly in mass-market operations, with growth in lower risk lines that result in higher profitability. In addition, we had reduced large corporates expenses and increased recovery efficiency, with increased revenues from credit recovery net of discounts.

expanded loan loss provision – mass-market



R$ billion
Loan Loss Provision / Portfolio (annualized)
7.3
7.2
7.1
7.2
7.4
6.1%
5.8%
5.5%
5.3%
5.3%
1Q24
2Q
3Q
4Q
1Q25

expanded loan loss provision – large corporates



R$ billion
0.5
0.1
0.1
0.3
0.2
1Q24
2Q
3Q
4Q
1Q25

expanded loan indicators

coverage ratios and provision [1]

provision for expanded portfolio


%
R$ million
6.5
6.0
5.8
5.6
5.7
57,741
54,279
55,072
55,028
57,787
Mar24
June
Sept
Dec
Mar25
Provision for Expanded Portfolio
Provision for Expanded Portfolio / Expanded Loan Portfolio

total provision for expanded portfolio / exposure overdue more than 90 days - %


165.3
171.5
173.2
187.9
183.1
Mar24
June
Sept
Dec
Mar25

(1) Balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

indicators of loan portfolio *

* Does not include Securities, Sureties and Guarantees and other products in the expanded loan portfolio.

delinquency ratios

improvement of the total indicator by 0.9 p.p. y/y.
highlight for improvement of the MSME segment and stability in individuals.

Our over 90 days delinquency ratio presents stability in individuals and contained increase in large companies due to a specific client. We highlight the continuous improvement for the MSME segment, with a reduction of 2.1 p.p. in comparison to Mar24.

loan portfolio overdue more than 90 days - %



6.4
5.5
5.0
0.6
5.4
5.2
4.3
0.2
5.2
5.1
4.2
0.1
5.1
4.4
4.0
0.1
5.1
4.3
4.1
0.3
Mar24
June
Sept
Dec
Mar25
Total
Individuals
MSMEs
Large Corporates

changes in loan portfolio by stage

The following table shows the movement of our loan portfolio by stage of operations, we highlight that in 1Q25, we had a 2% reduction in total operations of stage 3, emphasizing that there was a cure of 4% in the period, in addition, 10% of operations in stage 2 improved, moving to stage 1.

R$ million		Movement between stages								
		Transfers			Arising			Originated / Settlement (1)	Write-off	
Loan Portfolio	01/01/2025	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3			03/31/2025
Stage 1	628,574	-	(9,673)	(1,830)	-	2,980	953	30,284	-	651,289
Stage 2	28,858	(2,980)	-	(5,183)	9,673	-	1,288	(71)	-	31,585
Stage 3	60,648	(953)	(1,288)	-	1,830	5,183	-	2,795	(8,682)	59,533
\\ Total	**718,080**	**(3,933)**	**(10,961)**	**(7,013)**	**11,503**	**8,163**	**2,242**	**33,008**	**(8,682)**	**742,407**

(1) It includes effects of the consolidation of the John Deere Bank in the respective stages.

representativeness of the loan portfolio by stage

In 12 months, there was an improvement of 1.9 p.p in the representativeness of stages 1 and 2, totaling 92% in Mar25, highlighting the greater participation of operations classified in stage 1, going from 85% in Mar24 to 88% in Mar25.

For more information on the stage classification criterion, please refer to the "Financial Statements" session contained in this report.



90.1%
9.9%
5.2%
84.9%
9.6%
4.2%
86.3%
9.0%
4.1%
87.0%
8.4%
4.0%
87.5%
8.0%
4.3%
87.7%
~35% of stage 3 up to date.
92.0%
Mar24
June
Sept
Dec
Mar25
Stage 1
Stage 2
Stage 3

indicators of loan portfolio

restructured portfolio

Reduction of 18% compared to Mar24 and 1.8 p.p. in the share of the loan portfolio. We maintain high levels of provision for this portfolio, representing approximately twice the total of loans overdue more than 90 days. We also highlight the improvement of 1 p.p. of over 90 days delinquency and the growth of cured operations in the quarter.


evolution of the restructured portfolio
R$ billion
38.8
37.9
36.5
34.8
31.6
4.9
4.2
4.2
4.0
5.0
33.9
33.7
32.3
30.7
26.7
(9%) q/q
(18%) y/y
Mar24
June
Sept
Dec
Mar25
Problematic Asset (Stage 3)
Cured Operations


restructured portfolio / loan portfolio
%
6.1
5.8
5.3
4.8
4.3
Mar24
June
Sept
Dec
Mar25
provision (1) / restructured portfolio
%
61.8
63.1
64.3
64.7
55.9
Mar24
June
Sept
Dec
Mar25
1.8x
over 90 days / restructured portfolio
%
25.3
28.1
30.1
31.9
30.9
Mar24
June
Sept
Dec
Mar25

(1) The balances prior to 1Q25 are being presented according to the accounting practice in force for the periods. As of 2025, balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21.

fee and commission income

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 x 4Q24	Variation % 1Q25 x 1Q24
Card Income	4,318	4,419	3,718	(2.3)	16.1
Checking Account	1,687	1,755	1,670	(3.9)	1.0
Asset Management	864	895	813	(3.5)	6.3
Loans Operations	597	796	606	(25.0)	(1.5)
Consortia	707	707	648	-	9.1
Collections and Payments	442	458	504	(3.5)	(12.3)
Capital Market / Financial Advisory Services	361	508	205	(28.9)	76.1
Custody and Brokerage Services	354	370	342	(4.3)	3.5
Other	439	354	355	24.0	23.7
\\ Total	**9,769**	**10,262**	**8,861**	**(4.8)**	**10.2**
\\ Business Days	**61**	**63**	**61**	**(2)**	**-**

Part of the performance of fee and commission income is influenced by the increase in our stake in Cielo, disregarding this effect, the total variation of revenues would be 3.8% vs. 1Q24.

card income

Card income reached R$4.3 billion in the quarter, representing 44% of total fee and commission income:

- Credit cards registered a traded volume of over R$87 billion, with growth of 10% compared to the same period of the previous year; and
- High-income clients account for about 60% of the total revenue, with a growth of 18% compared to 1Q24.

traded volume | credit cards

R$ million


79,321
82,787
86,435
93,900
87,457
1Q24
2Q
3Q
4Q
1Q25

checking account

Revenues totaled R$1.7 billion in 1Q25, representing 17% of total revenues. We maintain our ongoing commitment to improve services, diversify products according to client needs and strengthen our position in the competitive market. We maintained a client base of over 38 million in Mar25.

checking account holders

In million


38.3
38.6
38.5
38.2
38.2
Mar24
June
Sept
Dec
Mar25

loans operations

The reduction observed in comparison to 1Q24 is impacted by the adoption of Resolution No. 4,966, reflecting the deferral of fee revenues related to the origination of loan operations (EIR – Effective Interest Rate), which are recognized in the client NII during the period of operation.

asset management

market share **16.4%**

Bradesco Asset closed 1Q25 with a revenue of R$864 million in Asset Management, a growth of 6.3% in relation to 1Q24. This performance highlights the robustness of the management model and the relevance of the products offered by the company. In relation to 4Q24, impact due to the lower number of working days.

In 1Q25, Bradesco Asset became the first to win simultaneously in the three main FGV rankings: Best Asset Managers in Brazil, Best Bank to Invest in Funds and Best Private Pension Manager and was also highlighted in the Outliers award of InfoMoney, winning five trophies, including Best Asset Managers by popular voting and outstanding positions with private credit funds among the best in the country. This further consolidates its leadership and reputation for excellence in the sector.

balance of investment funds and managed portfolios

R$ billion


1,214
1,230
1,270
1,268
1,280
Mar24
June
Sept
Dec
Mar25

fee and commission income

consortia

market share[1] **Total 19.7% | Auto 23.5% | Real Estate 12.4% | Trucks, Tractors and Agricultural implements 16.4%**

Fee and commission income growth by 9% compared to 1Q24, driven by higher sales in the real estate segment.

highlights of 1Q25

More than 60 thousand quotas contemplated (R$3.7 billion concessions in letters of credit);

Consortium of real estate with growth in revenue of 40% vs. 1Q24; and

Digital sales grew by 53% compared to 1Q24.

number of outstanding consortium quotas



In thousands
1,531
1,520
1,523
1,546
1,571
1,134
1,121
1,125
1,135
1,157
149
147
146
144
144
248
252
253
267
271
1Q24
2Q
3Q
4Q
1Q25
Real Estate
Trucks, Tractors and Agricultural implements
Auto

(1) It considers the products in which Bradesco operates.

collections and payments

Revenues totaled R$442 MM in the quarter, maintaining a resilient performance against the scenario of increasing digitalization of means of payments and expansion of market competitors.

capital market / financial advisory services

The quarter's results reflect efforts in capturing business opportunities in the capital market in all segments. We advised in 111 operations in the 1Q25, totaling more than R$176 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)

Advisory services and structuring of 109 transactions with a volume of R$169 billion.

mergers and acquisitions (M&A)

Advisory services for two transactions with a volume of R$7 billion.

custody

Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets. Our wide range of services covers both local and international markets, offering complete and integrated solutions. Evidenced by the 5.4% increase in our base of assets held in relation to 1Q24.

In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds, we act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out Asset Bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, and NAV (Net Asset Value) Calculator and RTA (Register Transfer Agent) services for offshore funds.

Our commitment to excellence and innovation enables us to meet the specific needs of our clients, providing security, efficiency and transparency in all our operations.

assets under custody



R$ billion
2,351
2,398
2,491
2,461
2,479
Mar24
June
Sept
Dec
Mar25

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost of serving, which already shows positive results in the containment and allocation of expenses for another consecutive quarter. We continue to invest in technology, development, infrastructure and to strengthen the areas of technologies, credit and investment. **It is worth noting that operating expenses were influenced by the increase in our stake in Cielo and acquisition of the John Deere Bank, disregarding these effects, the variations would be (8.8%) vs. 4Q24, and 8.8% vs. 1Q24.**

R$ million	1Q25	4Q24	1Q24	Variation %	
				1Q25 x 4Q24	1Q25 x 1Q24
\\ Personnel Expenses	**(6,705)**	**(6,773)**	**(6,059)**	**(1.0)**	**10.7**
Payroll, Social Charges, Benefits and Training	(5,632)	(5,672)	(5,338)	(0.7)	5.5
Management and Employee Profit Sharing	(929)	(987)	(617)	(5.9)	50.6
Terminations Costs	(144)	(114)	(104)	26.3	38.5
Total Administrative Expenses	**(5,265)**	**(6,315)**	**(5,483)**	**(16.6)**	**(4.0)**
Administrative Expenses	**(4,047)**	**(5,130)**	**(4,369)**	**(21.1)**	**(7.4)**
Outsourced Services	(1,132)	(1,636)	(1,276)	(30.8)	(11.3)
Data Processing and Communication	(1,041)	(1,119)	(979)	(7.0)	6.3
Facilities[1]	(513)	(648)	(669)	(20.8)	(23.3)
Advertising and Marketing	(376)	(552)	(334)	(31.9)	12.6
Financial System Services	(333)	(342)	(305)	(2.6)	9.2
Transportation	(175)	(175)	(192)	-	(8.9)
Other[2]	(477)	(658)	(614)	(27.5)	(22.3)
Depreciation and Amortization	**(1,218)**	**(1,185)**	**(1,114)**	**2.8**	**9.3**
\\ Other Operating Expenses Net of Revenue	**(3,036)**	**(3,330)**	**(1,818)**	**(8.8)**	**67.0**
Expenses with Marketing of Cards	(920)	(1,024)	(530)	(10.2)	73.6
Civil, Labor and Tax Contingencies	(1,131)	(1,157)	(892)	(2.2)	26.8
Claims	(209)	(255)	(122)	(18.0)	71.3
Other	(776)	(894)	(274)	(13.2)	-
\\ Total Operating Expenses	**(15,006)**	**(16,418)**	**(13,360)**	**(8.6)**	**12.3**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels, Materials and Security and Surveillance.

administrative expenses

The strategic review of *the* footprint and the optimization of our cost of serving not only balanced operational efficiency with quality in customer service, but also boosted the administrative expense performance, with a reduction of 21.1% in the quarter and 7.4% in the annual comparison. In the quarter, we highlighted lower advertising and publicity expenses due to seasonality, with the realization of major campaigns in the previous quarter. Reduction, also, in expenses with third-party services, especially with consultancies and lower structural expenses (facilities, rents and maintenance), which also contributed to lower expenses in the annual comparison.

Variations in depreciation and amortization reflect ongoing investments in technology, reaffirming our commitment to providing clients with the best possible experience and return to shareholders for improving operational efficiency. We remain dedicated to providing personalized services and generating business quickly and accurately, ensuring the satisfaction and loyalty of our clients.



7,173
6,762
6,347
6,003
5,781
3,667
3,443
3,224
2,970
2,776
802
809
768
728
721
2,704
2,510
2,355
2,305
2,284
Mar24
June
Sept
Dec
Mar25
Branches
Business Units
Service Centers

Retail + Prime: 1,974
Digital Platforms: 77
Corporate: 83
Companies & Business: 150

* We have four digital platforms and three business units allocated to the Principal.

personnel expenses

The reduction in the quarter is due to the seasonality of the beginning of the year, in addition to the reflections of optimizing the footprint. Compared to 1Q24, the increase in expenses reflects the collective bargaining agreement, which readjusted wages and benefits by 4.64% from September 2024, and the increase in expenses with profit sharing, due to the improvement of performance/profitability. We downsized by 657 employees in the quarter and 2,269 employees in 12 months, adjusting the cost of serving and strengthening our technology, operations and business teams.

other operating expenses net of revenue

The variations in the periods reflect mainly the movements in civil, labor and fiscal contingencies, expenses with card commercialization due to the higher volume of transactions, mainly in the high-income segment, and due to the effect of the increase in Cielo's stake, in addition to higher operating expenses from insurance activities and from the consolidation of the John Deere Bank.

dynamics of the insurance business

1Q25

revenues from insurance premiums, pension contributions and capitalization bonds	net income	ROAE
R$30.0 bi	**R$2.4 bi**	**22.4%**
△ 7.3% y/y	△ 25.3% y/y	△ 2.6 p.p. y/y

The Grupo Bradesco Seguros recorded a net income of R$2.4 billion on 1Q25 (+25.3% vs. 1Q24), with an ROAE of 22.4% (+2.6 p.p.). Revenues from insurance premiums, pension contributions and capitalization bonds reached R$30 billion (+7.3% vs. 1Q24).

Revenue performance and the reduction of the claims ratio by 7.5 p.p. contributed to the significant increase of 32.7% in the income from insurance operations, which reached R$5.3 billion, of which 63% correspond to the industrial result.

Technical Provisions grew by 11.2%, surpassing R$414 billion, and Financial Assets, 10.3%, to about R$433 billion. The Insurance Group returned to the society, in compensation and benefits, R$13.8 billion (+5.5% vs. 1Q24).

In the quarter, the company remained focused on efficiency, process improvement and expense management across all lines of business. Deliveries of new services and journeys contributed to increase the revenues of products marketed in digital channels. In support of insurance brokers, more than 2.2 million leads were generated, boosting revenue growth.

In the segment of people insurance, Bradesco Vida e Previdência launched the Essential Expenses Insurance, which guarantees the payment of basic expenses such as water, telephone, electric energy and Internet bills in cases of loss of income, total disability or death, among other benefits. Another novelty was the launch of the Flexible Redeemable Business insurance, complementing the product grid for small and medium-sized enterprises (SMEs), whose turnover grew more than 240% compared to 1Q24. In addition, the company expanded the coverage and assistance of its Travel Insurance, which registered an evolution of 21% in premiums in the period.

Bradesco Saúde (Health) has expanded its base of partner brokers in the North, Northeast and Midwest regions, with another edition of the program "Meu Primeiro SPG", which aims to expand the commercialization of plans for SMEs.

In Car Insurance, the turnover grew 7.5%, Bradesco Auto/RE (Auto/P&C) started another edition of Bradesco Seguros Reconhece, a pioneering program in the insurance market that certifies automotive workshops of its network referenced by the customer services and services provided throughout the year. Another highlight was the launch of a cover to repair minor damages caused by holes in the roads or collisions in the curbs and sidewalks, providing more peace of mind for drivers. In Property & Casualty, we highlight the expansion of 27% in the revenues of Equipment and Business Insurance, and of 13% in Home Insurance.

Atlântica D'Or, a partnership between Atlântica Hospitais and Rede D'Or, officially took over the management of Hospital e Maternidade São Luiz Campinas. The largest private health unit in the interior of São Paulo, should reach 325 beds when it is in full capacity, the hospital is the first of the Atlântica D'Or in São Paulo outside the metropolitan region of the capital. In addition, the partnership includes São Luiz Guarulhos and São Luiz Alphaville, both in Greater São Paulo, and Macaé D'Or, in the State of Rio de Janeiro, inaugurated in the last quarter of 2024. The expansion will continue with new units in Ribeirão Preto and Taubaté.

insurance net income statement

R$ million	1Q25	4Q24	1Q24	Variation % 1Q25 vs. 4Q24	Variation % 1Q25 vs. 1Q24
\\ Income Statement					
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	17,154	16,972	16,207	1.1	5.8
Retained Claims	(11,072)	(10,800)	(11,626)	2.5	(4.8)
Capitalization Bond Draws and Redemptions	(1,520)	(1,592)	(1,387)	(4.5)	9.6
Commission Expenses	(1,218)	(1,241)	(1,007)	(1.9)	21.0
Financial Results	1,959	2,192	1,810	(10.6)	8.2
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,303**	**5,531**	**3,997**	**(4.1)**	**32.7**
Fee and Commission Income	479	486	455	(1.4)	5.3
Personnel Expenses	(609)	(605)	(538)	0.7	13.2
Other Administrative Expenses	(523)	(492)	(510)	6.3	2.5
Others	(526)	(768)	(108)	(31.5)	-
\\ Operating Income	**4,124**	**4,152**	**3,296**	**(0.7)**	**25.1**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,681)	(1,618)	(1,346)	3.9	24.9
\\ Recurring Net Income	**2,443**	**2,534**	**1,950**	**(3.6)**	**25.3**
Life and Pension Plans	1,039	1,288	1,142	(19.3)	(9.0)
Health	914	621	320	47.2	-
Capitalization Bonds	195	178	180	9.6	8.1
Property & Casualty and Others	295	447	308	(34.0)	(4.2)
\\ Selected Asset Data					
Total Assets	468,861	454,879	422,519	3.1	11.0
Securities	432,932	419,489	392,643	3.2	10.3
Technical Provisions	414,273	403,689	372,673	2.6	11.2
Shareholder's Equity (1)	40,541	37,711	36,662	7.5	10.6

(1) The shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$22,195 million in Mar25, and R$21,375 million in Dec24. **Note:** The Adjusted Shareholders' Equity (ASE) was R$19.0 billion in Mar25 and the Minimum Capital Required (MCR) was R$13.2 billion.

income from insurance, pension plans and capitalization bonds +32.7% vs. 1Q24

Net Income and ROAE



%
19.8
22.1
23.7
25.1
22.4
R$ million
1,950
2,197
2,376
2,534
2,443
1,142
1,379
1,274
1,288
1,039
308
310
546
447
295
320
335
367
621
914
180
173
189
178
195
1Q24
2Q
3Q
4Q
1Q25
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The evolution of income from Insurance, Pension Plans and Capitalization operations compared to 1Q24, reflects the performance of premium revenues, pension contributions and capitalization revenues, which reached R$30 billion and the improvement of the claims ratio by 7.5 p.p.

Performance 1Q25 vs. 1Q24	Revenues	Claims Ratio	Commission Ratio	Financial Results
Life and Pension Plans	△	▽	△	△
Health	△	▽	△	△
Capitalization Bonds	△	-	-	△
Property & Casualty and Others	△	▽	△	△

The revenues from insurance premiums, pension contributions and capitalization bonds from digital channels reached R$1.5 billion in the first three months of the year, an evolution of 20.2% compared to the same period of 2024.

revenues from insurance premiums, pension contributions and capitalization bonds and insurance operating income

revenue and administrative efficiency ratio



%
3.7
4.1
3.7
3.8
3.7
3.6
3.5
3.5
3.8
R$ million
24,997
25,463
28,165
27,999
27,951
30,200
31,463
31,479
29,991
11,338
11,380
13,422
13,153
13,169
14,801
15,000
15,076
13,712
2,135
2,410
2,501
2,286
2,097
2,410
2,605
2,528
2,318
9,949
10,222
10,585
10,986
11,103
11,300
11,905
12,069
12,217
1,574
1,451
1,656
1,574
1,582
1,689
1,953
1,806
1,744
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Life/PA/VGBL/PGBL/Traditional
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims



%
82.1
81.1
80.9
80.3
78.4
78.5
77.7
76.3
70.9
R$ million
11,076
22,166
33,721
45,269
11,626
23,148
35,150
45,950
11,072
3M23
6M23
9M23
12M23
3M24
6M24
9M24
12M24
3M25
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds



R$ million
3,669
4,841
4,624
4,745
3,997
4,644
5,048
5,531
5,303
2,023
2,074
1,744
2,204
1,810
1,888
1,783
2,192
1,959
1,646
2,767
2,880
2,541
2,187
2,756
3,265
3,339
3,344
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Operating Income
Financial Result

In 1Q25, we reached R$5.3 billion in income from insurance, pension plans and capitalization bonds, representing a 32.7% increase compared to 1Q24, reflecting the 7.3% increase of revenues from premiums, pension contributions and capitalization bonds, of good performance of the financial income, due to economic indicators, and the improvement in the claims ratio, driven by the Health segment.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$414.3 billion in March 2025, with an increase of 11.2% in 12 months and 2.6% in the quarter, and higher provisions in the "Life and Pension Plans" and "Health" segments.



R$ million
332,905
340,542
349,569
360,803
372,673
382,390
393,720
403,689
414,273
300,734
308,090
316,949
327,498
338,282
346,713
356,470
365,532
375,251
16,572
16,609
16,570
17,174
18,354
19,310
20,532
21,023
21,768
9,163
9,154
9,121
9,200
9,232
9,343
9,520
9,708
9,852
6,435
6,689
6,930
6,931
6,805
7,024
7,198
7,426
7,402
Mar23
June
Sept
Dec
Mar24
June
Sept
Dec
Mar25
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio



%
93.0
91.2
91.3
89.4
89.1
89.7
86.6
82.8
82.9
104.5
101.3
103.0
99.9
100.2
100.3
99.7
96.0
95.4
95.4
93.5
90.1
90.3
95.1
95.9
85.0
89.5
91.8
59.5
63.3
62.4
58.5
54.8
55.8
45.9
43.8
53.3
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
4Q
1Q25
Life
Health
Auto/P&C
Total

(1) Excluding additional reserves.

Claims Ratio



%
78.4
78.6
76.2
72.2
70.9
89.7
89.6
89.3
85.2
80.5
55.3
60.6
57.1
57.7
58.7
38.9
36.9
29.1
26.4
32.4
35.0
33.5
20.7
19.1
27.4
1Q24
2Q
3Q
4Q
1Q25
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

Comission Ratio



%
6.7
6.8
6.7
7.3
7.7
19.3
19.3
19.1
18.9
19.6
19.2
15.9
16.1
16.1
16.8
14.8
15.6
15.5
15.9
17.6
3.8
3.8
3.6
4.1
4.1
1Q24
2Q
3Q
4Q
1Q25
Auto/Optional Third-Party Liability
Life/Personal Accidents
Property & Casualty
Health
Total

number of contracts / clients - bradesco vida e previdência

In thousand


27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
28,513
3,164
25,349
26,264
3,242
23,022
Mar24
June
Sept
Dec
Mar25
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousand


3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
3,783
104
3,679
3,770
103
3,667
Mar24
June
Sept
Dec
Mar25
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousand


2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
3,213
1,674
1,539
3,283
1,693
1,590
Mar24
June
Sept
Dec
Mar25
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousand


3,179
3,201
3,207
3,171
3,146
Mar24
June
Sept
Dec
Mar25

Total Ratio	Tier I Ratio	Common Equity Ratio
15.4%	**13.0%**	**11.1%**

Our ratios increased compared to the previous period, remaining above regulatory limits, mainly due to our capital generation capacity (net income), which absorbed the growth of risk-weighted assets (RWA) and shareholder remuneration.

Changes in the Tier I Ratio in the quarter


%
Limits since Apr, 2022 (1)
9.50% Tier 1
8.00% Common Equity
12.4
1.9
10.5
0.6
(0.2)
12.8
1.9
10.9
0.7
(0.4)
0.1
(0.3)
0.1
13.0
1.9
11.1
12.31.24
Resolution No. 4,966 (2)
New Operational Risk Approach (2)
01.01.25
Net Income
Remuneration to the Shareholders
MTM
Weighted Assets / Prudential Adjustments
Net Indebtedness Debt Issuance
03.31.25

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity; e (2) In connection with the effects already recognized in the Shareholders' Equity/Financial Statements on January 1, 2025 regarding the initial adoption of CMN Resolution No. 4,966/21, we demonstrated the effects of the implementation on capital ratios (also includes the initial adoption effect of CMN Resolution No. 4,975/21). In addition, we also demonstrated the effects of the new approach to operational risk, according to Bacen Resolution No. 356/23.


%
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
15.1
12.7
1.5
11.2
2.4
Sept
14.8
12.4
1.9
10.5
2.4
Dec
15.4
13.0
1.9
11.1
2.4
Mar25
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table demonstrates the estimated for 2025, which already consider the implicit variations in the impacts of the adoption of new accounting practices established by CMN Resolution No. 4,966/21. **It is worth noting that the initial guidance was prepared on an annual basis, therefore, the performance of the first quarter of the year should not be compared with the annual estimate according to seasonality, the basis of comparison between periods and the expected performance by the end of the year of each of the lines.**

guidance

	Annual guidance 2025	Actual 1Q25 vs. 1Q24
Expanded Loan Portfolio	4% to 8%	12.9%
NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions)	R$37 bi to R$41 bi	R$9.6 bi
Fee and Commission Income	4% to 8%	10.2%
Operating Expenses (Personnel + Administrative + Other)	5% to 9%	12.3%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%	32.7%

indicators

	1Q25	4Q24	1Q24
Interbank Deposit Certificate (CDI)	2.99	2.68	2.62
Ibovespa	8.29	(8.75)	(4.53)
USD – Commercial Rate	(7.27)	13.66	3.20
General Market Price Index (IGP-M)	0.98	3.81	(0.91)
Extended Consumer Price Index (IPCA)	2.04	1.48	1.41
Business Days (#)	61	63	61
Calendar Days (#)	90	92	91
\\ Indicators (Closing Rate)			
USD – Commercial Rate (R$)	5.7416	6.1923	4.9962
CDS 5 years (Points)	187	215	138
Selic - Base Interest Rate (% p.a.)	14.25	12.25	10.75
BM&F Fixed Rate (% p.a.)	15.09	15.39	9.85

economic perspectives

%	2025	2026
USD - Commercial Rate (year-end) - R$	5.80	5.80
Extended Consumer Price Index (IPCA)	5.6	3.7
General Market Price Index (IGP-M)	4.6	4.8
Selic (year-end)	14.25	11.75
Gross Domestic Product (PIB)	1.8	1.3

(This page has been left blank purposefully).

Additional Information

corporate strategy

The bank's strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions.

The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below:

- A physical bank with a reasonable cost structure aimed at serving clients who provide higher returns
- Efficient digital banking with humanized experience and AI
- Operational efficiency that ensures competitiveness and beneficial returns
- Capture of a larger share of wallet in the key segments
- New customer experience
- A culture of transformers
- Most effective time to market

With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions:

Business: Mass Retail; Affluent; SMEs; payments and cash management; and credit cycle.

Enablers: intra-group synergies and innovation; agile technology and model; organizational structure; management model and culture; and operating efficiency.

customer-centric

The client is at the center of our decisions. With a partnership of more than 80 years, we participate daily of all their moments of life, we are present in their daily life, either by the mobile, branches, computer, or by BIA, helping to conquer their dreams through a healthier financial life.
We focus on promoting the best experience, listening to what clients have to tell us combined with the use of data intelligence. Thus, we develop products and services that are increasingly complete and customized, thinking about the needs, desires and life moments of each client.

The client's voice

To drive the customer-centric front, we have dedicated an exclusive area focused on the development of the best experience, which operates based on three guiding pillars, which are **banking excellence**, which brings high quality and personalized services in all channels with solutions relevant to the needs of clients, **scalable platforms** that use standardized and reusable components to leverage ideas and productivity, and **AI First** that generates intelligent solutions that strengthen the loyalty by acting reliably and resolutely.

In **banking excellence**, we deliver large deliveries that improve the customer experience. Among them, we highlight the launch of the new Bradesco Empresas e Negócios (Companies and Business) app, aimed at Corporate clients and gradually made available to the MEI public. The advantages include access via CPF (Individual Taxpayer's ID), 100% digital account opening, chat services via WhatsApp and BIA, which uses generative AI technology to answer the main questions of clients. In addition, the app prioritizes security by monitoring suspicious transactions, obscuring screens while being shared, and issuing warnings about scams from the fake call center.

For Individual clients, the after-sales installment feature was made available, which allows the client to spread purchase payments in up to 24x in cash payments made by credit card. More flexibility for clients to organize their finances as they wish.

Thinking of **scalable platforms**, we had deliveries focused on the security of the Individual and Corporate clients, such as the inclusion of the verification stage by facial biometrics in cases of transfers via Pix that were analyzed due to suspicion of fraud. In addition to bringing more protection, this process facilitates verification, bringing faster resolution of occurrences.

In **AI First** pillar, BIA, our Virtual Assistant, now has Generative AI for all employees, improving the experience of managers and facilitating the service of managed clients.

In addition, BIA will bring proactive messages through a prompt on the App's homepage, also with Generative AI. From digital acceptances to product recommendations, all conversational, with natural language.

NPS


1Q24 x 1Q25
NPS Bank
+6 p.p.
NPS Checking Account
+6 p.p.
NPS Credit Card
+7 p.p.
NPS Personal Loans
+10 p.p.

For Bradesco, putting the client at the center of everything is not only a strategic principle, but also the foundation that sustains a vision of the future. Each interaction is an opportunity to build genuine and relevant experiences, capable of transforming our commitment to exceed expectations.

In 1Q25, we reinforced our dedication to providing products and services that combine quality and innovation. This constant search reflects our belief that client loyalty is achieved by the balance between operational excellence and a relationship based on trust and proximity.

Active leadership engagement is a powerful differential, ensuring customer-centricity is a living practice in all areas of the Organization. Empathic listening and intelligent use of feedback allow us to transform each perception into concrete actions guided by evolution, adding value to our work and our clients.

In a scenario where digitalization shapes consumer standards, we strengthen our purpose of offering solutions that simplify, streamline, protect and empower our clients. The combination of advanced technologies and multidisciplinary teams creates a dynamic environment of innovation, always driven by the consumer's voice.

Thus, each achievement we celebrate in increasing the satisfaction and loyalty of our clients is the result of the collective commitment aimed at creating a relationship that goes beyond commercial transactions, but that reinforces our role as partners and inductors of building winning stories and consolidated results.

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

our people

diversity, equity and inclusion

Commitment to diversity and representativeness

83.4 thousand employees

50%
are women

30%
are black people

36%
of leadership positions are occupied by women

23%
of leadership positions are occupied by black people

5% are people with disabilities

UNIBRAD | development solutions and training

education, inclusion and democratization of knowledge

+202 thousand participations
in trainings in 1Q25

Main recognitions

\\ LinkedIn – Top Company 2025

\\ Top Employers 2025 Certification

\\ GPTW Award – Women, PwD, Ethnic/Racial (Thematic awards in diversity)

\\ Diversity Index i-Diversa - B3

\\ Index of Racial Equity in Companies (IERE) - Corporate Initiative for Racial Equality

\\ Best Companies to Work For in Barueri and Region - GPTW

\\ Brazil´s Most Attractive Employers – Universum

\\ Great People Mental Health – Highlight and certification focused on Mental Health

\\ Best Companies in Diversity Practices and Actions (Corporate Initiative for Racial Equality)

\\ FIA Employee Experience (FEEx) – Amazing Places to Work Award

\\ Career of Dreams Ranking - Cia de Talentos

sustainability

Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country.

Sustainability strategy

Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change.

Sustainable business

Driving positive impact businesses that foster social and environmental development.

Climate agenda

Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities.

Financial citizenship

Promoting education and financial inclusion to boost socioeconomic development.

Highlighted goals and commitments

Extended goal – to direct R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025.

Net-zero - aligning our loan and investment portfolios to achieve **net-zero carbon emissions by 2050.**

100% of our structures are supplied by **renewable energy sources.**

We neutralize 100% of greenhouse gas emissions generated by our operations.

We measure the carbon emissions of **100% of our Corporate loan portfolio.**

Governance

We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board, which is required to meet bimonthly. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO.

Performance

Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others.

Transparency

We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others.

For more information, visit the Integrated Report

Quarter highlight

By March 2025, we reached 99% of our goal of allocating R$320 billion to sectors and activities with socio-environmental benefits by the end of the year. Given this advance, we expanded our commitment: the goal now is to allocate R$350 billion by the end of 2025, reinforcing our role in the sustainable business financing, and in the support to our clients in the transition to a greener, more resilient and inclusive economy.

Also as a reflex of our Sustainable Business strategy, Bradesco BBI was elected the best bank in Latin America in Green, Social and Sustainable Bonds at the Sustainable Finance Awards 2025, an award promoted by Global Finance.

digital in figures

99% transactions are carried out through **Digital Channels**

95% are concentrated on **Mobile** and **Internet**

Of the total of **R$82** bi in **loans released** in 1Q25, **R$35** bi were released through **digital channels**, with an emphasis on Personal Loans

Individual App

In R$ | 1Q25 vs. 1Q24

+32% Pension Plans

+8% Capitalization Bonds

+50% Insurance

+16% Issuing of Credit Cards (in qty)

+56% Consortia

NPS Mobile

Total Individuals



+2 p.p.
1Q24
1Q25

Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc.

New App Launch

Companies & Business

Mar25



Mobile Credits

In R$ | 1Q25 vs. 1Q24

+22% **Credits Released (Individuals)**

Highlight to:

+45% Personal Loans

Listening to the client in every journey:

★ Rating: **4.4** of 5

+12% **Credits Released (Companies)**

Highlight to:

+32% Working Capital

Listening to the client in every journey:

★ Rating: **4.9** of 5

Bradesco Individual App Rating | Mar25 — **Apple** 4.7 of 5 — **Play** 4.6 of 5



AI FIRST

Generate loyalty by acting reliably and resolutely, generating insights and useful information proactively, **wherever the client is**



BIA
Generative AI

+768 thousand Active clients

+1.6 million conversations

9 of 10 Conversations are solved by AI

Evolution

- **BIA**, our Virtual Assistant, now has **Generative AI** for **all employees**, improving the **experience** for **managers** and facilitating the service of managed **clients**
- In addition, **BIA** will now provide **proactive** messages through a prompt on the App's homepage, also with **Generative AI**. From digital acceptances to **product recommendations**, all **conversational** , with **natural language**

Bradesco Principal

The Bradesco that you already know, with the sophistication that you cannot even imagine

In October 2024, Bradesco inaugurated its **new segment** focused on **high income**, consolidating its presence with three offices in São Paulo, Campinas and Rio de Janeiro, as well as air offices. With an initial base of approximately 50 thousand clients, the project already has a **robust expansion plan for 2025**.

prime | **Principal** income >= R$25 thousand investments >= R$300 thousand | private

The differential of this segment lies in its **innovative relationship model**, offering exclusive spaces that promote strategic interactions between clients and financial sector specialists.

Value Proposition built after **listening to our clients**

New Model of Service

Personalized experience led by managers specialized in asset management. Clients have exclusive service channels and business spaces with extended hours for appointments and events.

Tailor-made Investments

Investment advisor dedicated to providing financial advice according to the moment of life, connecting with the best opportunities in the domestic and global markets and with exclusive products.

Full International Account

Checking account in the US, including debit card, credit card with points program, access to VIP lounges, real estate financing and strategic investment portfolio for global diversification.

Exclusive products

As the Bradesco Principal credit card, an exclusive credit card for clients in the segment, which offers accumulation of up to 3 points per dollar spent, with no expiration date. In addition, it provides early and free access to VIP lounges through the Visa Airport Companion and also access to exclusive Bradesco Lounge, including the new VIP lounge at Congonhas Airport, with the use of Fast Pass Bradesco.

Benefits program

A selection of unique advantages such as:

- Digital protection insurance at no additional cost;
- Special conditions in reputable restaurants and travel; and
- Financial benefits including up to 15 days of overdraft exemption and up to 3 toll tags with no annual fee.

With an **innovative approach** and a **portfolio of sophisticated solutions**, Bradesco Principal redefines the **concept of exclusivity and excellence in high-income customer service.**


bradesco
principal

There is always a

bradesco expresso

nearby for everyone in Brazil



Our Target Audience

Bradesco Expresso aims **to serve the entire Brazilian population**, promoting **financial inclusion, citizenship and social development.** With a diverse target audience, composed of **account holders and non-account holders** of Bradesco, including people over 18, whether they are permanently employed, self-employed or beneficiaries of the INSS (National Institute of Social Security).

Products and Services

- Opening of Accounts
- Credit Card
- Personal Loans
- Payroll-deductible Loans
- Withdrawals and Deposits
- Insurance
- And much more!

Key Information 1Q25:

38.7 thousand
Correspondents

+30 MM
Average Transactions (Monthly)

EXPANSION

Business Islands

Secluded structure with standardized visual identity within commercial establishments

289 ISLANDS
(+41.5% vs. 1Q24)

With **specialized customer service**, results of **+150% in insurance production and 123% in credit concession**, when compared to the traditional model




bradesco expresso
Desbloqueio de cartão de débito

WHAT'S NEW!

Deliveries **Platform**

+15 new products and features

+ convenience for Clients
+ agility for Correspondents

international operations

We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A.

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

Internacional digital account

Opening of **240 thousand accounts** by Mar25

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, available for the Google Pay digital wallet and, soon, Apple Pay too.

- 100% digital journey
- Contactless payments by card or wallet
- Customized notice advising on an optimal exchange rate quotation
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue
△ **31%** y/y

Net income
△ **53%** y/y

Assets under Custody (AuC)	△ **20%** y/y
Loan portfolio	△ **18%** y/y
Funding through deposits	△ **21%** y/y

Individual Solution

Banking

Full checking account for making **payments, transfers, online banking and an international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including the **Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; and
- Structured Operations.

Affluent Client:

- Digital platform for investments in managed portfolios for the most diverse investor profiles.

Company Solution

Cash Management

checking account, money market and remunerated deposits.

Payments

correspondent bank and international transfers.

Documentary Services

collection of exports and commercial letter of credit.

Corporate Credit

financing of import, export and working capital.

Ágora Investimentos

With more than 30 years, Ágora, Bradesco's investment house, is an open platform, which provides to account holders and non-account holders of the institution a broad portfolio of products, such as fixed income, variable income, investment funds, pension plans and customized solutions.

In 2024, it merged its operations with Bradesco Corretora (the broker specialized in serving institutional investors), becoming one of the largest investment houses in the country.


Para você investir
Informe de rendimentos

Ágora in figures

Client base

+18% in 12 months

1Q25

1.25

Million

Assets under Custody

+15% in 12 months

Mar25

R$109.3

Billion

Ágora App Rating Mar25

4.8 of 5

4.8 of 5

Reclame Aqui Review | Mar25

8.3 of 10

Specialized Assistance

With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile.

Product Portfolio

Broad portfolio with a careful curation process, which includes Bradesco products and over 130 relevant market partners.

Research & Economics Content

Reports and analyses, developed by our award-winning Research and Economics team and Financial Education platform (Academy).

Digital Experience

Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App.

ÁGORA

A CASA DE INVESTIMENTOS DO BRADESCO

Be well informed about everything that happens in the market by accessing our profiles on social media.

next

Born 100% digital, **with a focus on customer-centricity** and to **complement Bradesco solutions ecosystem**, next continues its evolution trajectory, connecting and maximizing the use of Bradesco solutions and structures to ensure synergy and efficiency.

With data use and anthropological studies, **next anticipates client trends and behaviors, becoming more assertive in product offerings for each profile.**

It offers several **financial and non-financial solutions:** checking account, debit and credit cards, loans, investments, insurance, tag Veloe, payments, transfers, Pix, Mobile Top-Up, compatibility with the main digital wallets, more than 50 brands delivering exclusive benefits (Mimos), financial management tools, among others.

Another highlight is **nextJoy, a digital account aimed at audiences aged 0 to 17, offers financial education, in an exclusive partnership with Disney,** also stands out.

Client Profile: the average age of next clients is 31 years, distributed in different regions. In addition, 80% of next clients had no account in another segment of the Bradesco Organization, which ratifies our strategy of addressing new audiences and market.

Customer Satisfaction: we have absolute focus on delivering the best experience to clients, regardless of the channel they contact us on. A reflection of this is the good evaluation by our clients of our service and the continuous evolution of the NPS.

Total Value of Financial Transactions
In million

+12% y/y


112
100
1Q24
1Q25

Total Amount of Financial Transactions
Base 100

+5% y/y


105
100
1Q24
1Q25

Reclame Aqui Review | Mar25 RA1000 | 8.6 of 10

digio

HIGHLIGHTS 1Q25

With the launch of Crédito Rápido (Fast Credit), UberConta had a 230% growth in loan modalities compared to the first quarter of 2024.

The goal for 2025 is to expand collateralized loan portfolio products and monetize the base of cards and accelerate opportunities using the whitelabel platform. The roadmap provides for the launch of the INSS (National Institute of Social Security) payroll card and the development of the private payroll loan.

Unique Clients
In million

+63% vs. 1Q24


2.9
5.8
9.4
1Q23
1Q24
1Q25

Total Portfolio
In R$ billion

+106% vs. 1Q24


3.6
9.5
19.5
1Q23
1Q24
1Q25

Total Revenues
In R$ million

+144% vs. 1Q24


292
397
969
1Q23
1Q24
1Q25

8.1 of 10 — Excellent reputation on Reclame Aqui | Mar25

4.1 of 5 — Google My Business | Mar25

Review in Stores | Mar25



	iOS		Android
digio	4.6 of 5	★	4.3 of 5
Uber Account	4.8 of 5	★	4.4 of 5

service points, clients and market share

	Mar25	Dec24	Mar24
\\ Structural Information - Units			
Customer Service Points	82,633	82,914	82,374
- Service Network	5,781	6,003	7,173
Branches [1]	2,284	2,305	2,704
Retail + Prime	1,974	1,996	2,437
Companies & Business	150	150	122
Corporate	83	83	73
Digital Platform	77	76	72
Service Centers	2,325	2,501	3,158
Electronic Service Centers	451	469	509
Business Units [1]	721	728	802
Retail + Prime	718	727	802
Pricipal	3	1	-
- Banco24Horas Network	18,108	17,931	17,826
- Bradesco Expresso (Correspondent Banks)	38,707	39,059	37,983
- Bradesco Financiamentos	20,024	19,908	19,378
- Branches, Subsidiaries and Representation Office, Abroad	13	13	14
ATMs	39,073	39,586	42,741
- Onsite Network - Bradesco	14,788	15,376	18,608
- Banco24Horas Network	24,285	24,210	24,133
Employees - Total Consolidated	83,365	84,022	85,634
Employees - Insurance Group	8,088	8,015	7,890
Outsourced Employees and Interns	2,354	2,545	2,687
\\ Customers - In million			
Total Customers	73.5	73.2	72.3
Account Holders	38.2	38.2	38.3
Savings Accounts	63.3	66.6	65.6
\\ Market Share % - BACEN | main products and services in relation to the market			
\ Bank			
Demand Deposits	N/A	8.0	8.3
Savings Deposits	N/A	12.5	12.8
Time Deposits	N/A	11.7	12.2
Loans	10.2 [2]	10.1	10.1
Loans - Private Institutions	17.7 [2]	17.6	17.7
Loans - Vehicles Individuals (CDC + Leasing)	10.5 [2]	10.6	11.0
Payroll-Deductible Loans	14.3 [2]	14.3	14.5
Social Security Institute (INSS)	15.3 [2]	15.6	16.4
Private Sector	11.5 [2]	11.8	11.3
Public Sector	13.8 [2]	13.7	13.5
Real Estate Financing	10.8 [2]	10.8	10.4
\ Consortia			
Real Estate	12.4 [2]	12.8	14.0
Auto	23.5 [2]	23.4	24.9
Trucks, Tractors and Agricultural Implements	16.4 [2]	16.6	18.6
\ International Division			
Export Market	10.4 [2]	10.6	15.1
Import Market	8.5 [2]	8.4	8.2
\ Insurance			
Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income	N/A	22.9	22.4
Technical provisions for insurance, pension plans and capitalization bonds	N/A	21.7	21.8
Pension Plan Investment Portfolios (including VGBL)	22.1 [2]	22.1	21.8
\ Funds			
Investment Funds and Managed Portfolios	16.4 [2]	16.7	16.3
\ National Social Security Institute (INSS)			
Benefit Payment to Retirees and Pensioners	27.0	27.2	29.5
\ Leasing			
Lending Operations	N/A	33.6	26.1

(1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer's ID); **(2)** Reference date: February 2025; and **N/A** – Not available.

main ratios

price / earnings ratio [1]

Indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares.


8.9
7.6
8.7
6.0
6.0
Mar24
June
Sept
Dec
Mar25

(1) Recurring net income in 12 months.

price / book value per share ratio

Indicates how many times by which Bradesco's market capitalization exceeds its shareholders' equity.


0.9
0.8
0.9
0.7
0.8
Mar24
June
Sept
Dec
Mar25

dividend yield [(1) (2)] - %

Dividend Yield is the ratio between share price and dividends and/or interest on shareholders' equity paid to shareholders in the last 12 months. It indicates the return on investment represented by profit sharing.


8.5
11.1
10.7
9.9
11.1
1Q24
2Q
3Q
4Q
1Q25

(1) It considers the dividends / IoE declared for the period; and
(2) Calculated by the share with the highest liquidity.

Recommendation of Market Analysts
Preferred Shares – BBDC4
(14 reports were analyzed in 1Q25)

5	**7**	**2**
Buy	**Hold**	**Sell**

Market capitalization

127.0
R$ billion
In Mar25

payout / dividends and interest on shareholders' equity


44%
52%
79%
62%
59%
R$ million
9,240
10,172
11,311
11,283
3,254
12M21
12M22
12M23
12M24
1Q25
Dividends/Interest on Shareholders' Equity - Gross
Gross Payout - Accumulated in the Year

trading daily average volume


R$ million
1,834
1,138
696
1,636
948
688
1,105
750
355
953
629
324
1,150
590
560
2021
2022
2023
2024
1Q25
NYSE
B3

(1) BBD "Preferred Shares" and BBDO "Common Shares" (as of March 2012); and (2) BBDC3 "Common Shares" and BBDC4 "Preferred Shares".

appreciation of preferred shares – BBDC4


300
Base 100
224
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Mar25
BBDC4
Ibovespa

performance of the Bradesco shares [1]

In R$	Mar25	Dec24	Mar24	Variation % Mar25 x Dec24	Variation % Mar25 x Mar24
Book Value per Common and Preferred Share	15.52	15.17	15.18	2.3	2.3
Last Trading Day Price – Common Shares	11.13	10.12	11.43	10.0	(2.6)
Last Trading Day Price – Preferred Shares	12.42	10.99	12.81	13.0	(3.0)

(1) Adjusted for corporate events during the periods.

additional information

IR – investor relations area

Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients' needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market.


bradesco
Investir em transparência:
isso tem futuro.

In the first quarter of 2025 we carried out:

178

Meetings with institutional and non-institutional investors

11

Events, including **3** international conferences, **1** national conference and **7** non-deal road shows

Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices.

In order to increase stakeholders' knowledge of the Bank, on the IR website it is also possible to find:

- Company **presentations**;
- **Events** calendar;
- Regulatory **forms**;
- **Institutional videos** with messages from the Organization's Executives; and
- Our **strategic positioning** and our **operational management**, among other information.

ratings

Fitch Ratings

	Long-term	Outlook	Short-term
Domestic Currency	BB+	Negative	B
Foreign Currency	BB+		B
National Scale	AAA(bra)	Stable	F1+(bra)

Viability: **bb+**

Government Support Rating: **bb-**

Moody's

	Long-term	Outlook	Short-term
Domestic Currency Counterparty	Baa3	Positive	P-3
Foreign Currency Counterparty	Baa3		P-3
Deposits - Domestic Currency	Ba1		-
Foreign Currency Deposit	Ba1		-
National Scale	AAA.br	Stable	ML A-1.br

S&P Global

	Long-term	Outlook	Short-term
Domestic Currency	BB	Stable	B
Foreign Currency	BB		B
National Scale	brAAA	Stable	brA-1+

Bradesco Bank Moody's

	Long-term	Outlook	Short-term
Deposits - Domestic Currency	A3/Prime-2	Stable	A3/Prime-2

additional information

capital management

The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery Plan, which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process).

These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body.

The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil's regulations on capital management activities, as well as the approved management limits.

Additional information on the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at **bradescori.com.br**.

	Basel III Prudential Conglomerate		
In R$ million	Mar25	Dec24	Mar24
\\ Calculation Basis			
Regulatory Capital	160,025	149,109	145,621
Tier I	134,814	124,633	120,727
Common Equity	114,757	106,013	106,167
Shareholders' Equity	164,193	160,487	160,563
Non-controlling/Other	2,159	(72)	248
Initial Adoption 4,966 (CMN Resolution 5,199/24)	2,242	-	-
Phase-in arrangements	(53,837)	(54,402)	(54,644)
Additional Capital	20,057	18,620	14,560
Tier II	25,211	24,476	24,894
\\ Risk-Weighted Assets (RWA)	**1,035,931**	**1,008,668**	**947,047**
Credit Risk	900,691	887,255	829,471
Market Risk	22,117	28,188	27,691
Operational Risk	113,123	93,225	89,886
\\ Total Ratio	**15.4%**	**14.8%**	**15.4%**
Tier I Capital	13.0%	12.4%	12.7%
Common Equity	11.1%	10.5%	11.2%
Additional Capital	1.9%	1.8%	1.5%
Tier II Capital	2.4%	2.4%	2.6%

selected information

In R$ million (unless otherwise stated)	1Q25	4Q24	3Q24	2Q24	1Q24
\\ Income Statement for the Period					
Recurring Net Income	5,864	5,402	5,225	4,716	4,211
Book Net Income	5,802	4,934	5,225	4,716	4,211
Operating Income	7,542	6,969	6,765	5,879	4,977
Net Interest Income	17,233	16,995	15,999	15,580	15,152
Client NII	16,771	16,153	15,635	15,255	14,522
Expanded Loan Loss Provisions	(7,642)	(7,460)	(7,127)	(7,290)	(7,811)
Net Interest Margin	9,129	8,693	8,508	7,965	6,711
Fee and Commission Income	9,769	10,262	9,904	9,317	8,861
Operational Expenses	(15,006)	(16,418)	(15,050)	(14,466)	(13,360)
Income from Insurance, Pension Plans and Capitalization Bonds	5,303	5,531	5,048	4,644	3,997
\\ Statement of Financial Position					
Total Assets	2,114,665	2,127,922	2,000,076	2,054,518	2,000,076
Securities and Derivative Instruments	877,944	861,312	828,258	843,099	828,258
Expanded Loans Portfolio	1,005,122	981,692	943,891	912,092	889,918
- Individuals	432,851	414,080	396,837	381,775	372,556
- Companies	572,272	567,612	547,055	530,317	517,362
Allowance for Loan Losses (LLP)	(57,787)	(55,028)	(55,072)	(54,279)	(57,741)
Total Deposits	625,911	651,736	619,408	621,404	611,627
Shareholders' Equity	164,193	160,487	162,931	160,086	160,563
Assets under Management	3,191,564	3,187,435	3,164,744	3,113,072	3,020,587
\\ Performance Indicators (%)					
Recurring Net Income per Share (in 12 month) - R$ (1)	2.01	1.85	1.61	1.55	1.53
Recurring Net Income per Share - R$ (1)	0.55	0.51	0.49	0.45	0.40
Book Value per Common and Preferred Share - R$ (1)	15.52	15.17	15.40	15.14	15.18
Dividends/Interest on Shareholders' Equity – Common Share (net of tax) (1)	0.25	0.24	0.22	0.21	0.20
Dividends/Interest on Shareholders' Equity – Preferred Share (net of tax) (1)	0.27	0.26	0.24	0.23	0.22
Annualized Return on Average Equity (2)	14.4	11.7	11.3	10.8	10.2
Annualized Return on Average Assets (2)	1.1	0.9	0.9	0.9	0.8
Fixed Asset Ratio	25.0	25.2	25.0	25.6	23.2
Dividends/Interest on Shareholders' Equity	2,766	2,643	2,422	2,303	2,223
Liquidity Coverage Ratio (LCR)	135.8	141.1	156.4	174.8	193.2
Net Stable Funding Ratio (NSFR)	118.8	121.2	121.6	121.6	123.4
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	79.8	78.6	77.5	76.9	76.4
Efficiency Ratio (ER) - (in 12 month) (4)	51.8	52.2	52.2	51.3	49.7
Market Capitalization - R$ million (5)	127,020	117,619	147,386	125,006	143,655
\\ Loan Portfolio Quality (%)					
Delinquency Ratio (Overdue > 90 days / Loan Portfolio)	4.1	4.0	4.2	4.3	5.0
Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days)	183.1	187.9	173.2	171.5	165.3
Expanded Loan Portfolio classified in Stage 1 / Expanded Loan Portfolio	88.9	89.4	89.0	88.6	87.4
Expanded Loan Portfolio classified in Stage 2 / Expanded Loan Portfolio	3.3	3.1	3.1	3.2	4.1
Expanded Loan Portfolio classified in Stage 3 / Expanded Loan Portfolio	7.8	7.5	7.9	8.2	8.5

(1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; **(2)** Accrued Recurring Net Income; **(3)** In the last 12 months; **(4)** ER calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the income of Affiliated Companies + Tax Expenses); and **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

consolidated balance sheet – Bradesco

Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner. The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and No. 4,975/21 were **prospectively** applied on the date of their initial adoption.

R$ million	Mar25
\\ Assets	
\\ Cash and Cash Equivalents	**16,926**
\\ Financial Assets at Fair Value through Profit or Loss	**497,566**
Securities	477,319
Derivative Financial Instruments	20,247
\\ Financial Assets at Fair Value through Other Comprehensive Income	**104,119**
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	104,119
\\ Financial Assets at Amortized Cost	**1,302,759**
Interbank Investments	171,308
Compulsory deposits and other Deposits with the Brazilian Central Bank	117,031
Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk	276,259
Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk	581,086
Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk	6,381
Other Financial Assets	150,694
\\ Non-Financial Assets Held for Sale	**1,362**
\\ Investments in Affiliated Companies	**5,986**
\\ Property and Equipment, Net	**8,844**
\\ Intangible Assets and Goodwill, Net	**24,376**
\\ Recoverable Taxes	**12,834**
\\ Deferred Taxes	**111,937**
\\ Other Assets	**27,956**
\\ Total Assets	**2,114,665**
\\ Liabilities	
\\ Financial Liabilities at Amortized Cost	**1,412,831**
Deposits from Financial Institutions	403,973
Customer Deposits	623,969
Debt Securities Issued	278,981
Subordinated Debt	58,926
Other Financial Liabilities	46,982
\\ Financial Liabilities at Fair Value through Profit or Loss	**14,925**
\\ Provision for Expected Loss	**3,659**
Loan Commitments and Credit Lines to be Released	2,343
Financial Guarantees	1,316
\\ Technical Provisions for Insurance, Pension and Capitalization	**414,273**
\\ Other Provisions	**32,650**
\\ Current Taxes	**1,365**
\\ Deferred Taxes	**4,938**
\\ Other Liabilities	**61,515**
\\ Total Liabilities	**1,946,156**
\\ Equity	
\\ Equity Attributable to Controlling Shareholders	**164,193**
\\ Non-Controlling Interests	**4,316**
\\ Total Equity	**168,509**
\\ Total Liabilities and Equity	**2,114,665**

consolidated balance sheet - insurance

Below, we present the main data of the Insurance activities Balance Sheet, managed in a consolidated manner:

R$ million	Mar25	Dec24	Mar24	Variation % Mar25 x Dec24	Variation % Mar25 x Mar24
\\ Assets					
\\ Current and Long-Term Assets	**455,323**	**442,036**	**411,677**	**3.0**	**10.6**
Securities	432,932	419,489	392,643	3.2	10.3
Insurance Premiums Receivable	6,695	6,813	6,323	(1.7)	5.9
Other Loans	15,696	15,734	12,710	(0.2)	23.5
\\ Permanent Assets	**13,538**	**12,810**	**10,842**	**5.7**	**24.9**
\\ Total	**468,861**	**454,846**	**422,519**	**3.1**	**11.0**
\\ Liabilities					
\\ Current and Long-Term Liabilities	**427,548**	**416,405**	**385,024**	**2.7**	**11.0**
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	414,281	403,688	372,673	2.6	11.2
Tax, Civil and Labor Contingencies	2,651	2,502	2,229	6.0	19.0
Other obligations	10,615	10,215	10,122	3.9	4.9
\\ Non-controlling Interest	**773**	**730**	**832**	**5.8**	**(7.1)**
\\ Shareholder's Equity	**40,541**	**37,711**	**36,662**	**7.5**	**10.6**
\\ Total	**468,861**	**454,846**	**422,519**	**3.1**	**11.0**

minimum capital required – grupo bradesco seguros

For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders' Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders' equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders' equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values.

The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles.

The Adjusted Shareholders' Equity (ASE) in Mar25 was R$19.0 billion and the Minimum Capital Required (MCR) was R$13.2 billion.

analytical breakdown of income statement – managerial vs. recurring

R$ million	First Quarter of 2025			
	Managerial Income Statement [(1)]	Reclassifications [(2)]	Non-Recurring Events	Recurring Income Statement [(3)]
\\ Net Interest Income	**21,341**	**(4,108)**	**-**	**17,233**
Expanded Loan Loss Provisions	(8,399)	757	-	(7,642)
\\ NII Net of Provisions	**12,942**	**(3,351)**	**-**	**9,591**
Income from Insurance, Pension Plans and Capitalization Bonds	3,344	1,959	-	5,303
Fee and Commission Income	9,753	16	-	9,769
Operating Expenses	(16,696)	1,327	363	(15,006)
Personnel Expenses	(6,705)	-	-	(6,705)
Other Administrative Expenses	(5,284)	19	-	(5,265)
Other Operating Income / Expenses	(4,707)	1,308	363	(3,036)
Tax Expenses	(2,284)	119	-	(2,165)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	50	-	-	50
\\ Operating Income	**7,109**	**70**	**363**	**7,542**
Non-Operating Income	21	44	-	65
Income Tax / Social Contribution and Non-controlling Interest	(1,328)	(114)	(301)	(1,743)
\\ Net Income	**5,802**	**-**	**62**	**5,864**

(1) For more information, please check note 36 – Balance Sheet and Managerial Statement of Income by Business Segment in the "Complete Financial Statements" chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income.

BRGAAP vs. IFRS comparative

The reconciliation of the Shareholders' Equity and Net Income related to March 2025 is shown below:

Attributed to the controlling shareholders	Shareholder's Equity	Net Income	
R$ million	Mar25	1Q25	1Q24
\\ BRGAAP	**164,193**	**5,802**	**4,211**
Loan Loss Provisions	883	(284)	75
Insurance Contracts	1,695	24	(134)
Goodwill on Business Combination	4,829	22	37
Other	(1,098)	40	(68)
\\ IFRS	**170,502**	**5,604**	**4,121**
\\ IFRS vs. BRGAAP Difference	**6,309**	**(198)**	**(90)**

Main Adjustments

Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing".

Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4.

Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment.

Independent Auditors Report

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Assurance Report - Reasonable Assurance

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco – SP

Independent Limited Assurance Report for Banco Bradesco on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report

We were engaged by Banco Bradesco S.A. ("Bradesco" and "Bank") to prepare a report on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Bradesco's Economic and Financial Analysis Report for the period of three-month period ended March 31, 2025, in the form an of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation interim supplementary consolidated financial information included in the Economic and Financial Analysis Report was not adequately presented, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparation of the interim supplementary consolidated financial information" attached to this report.

Responsibilities of Management of Bradesco
Bradesco´s Management is responsible for the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report in accordance on the criteria for the preparation of the interim supplementary consolidated financial information described below, and for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error.

Our Responsibilities
Our responsibility is to examine the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a independent limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Assurance Engagements Other Than Audits and Reviews and ISAE 3000, Assurance Engagements Other than Audits and Reviews of Historical Financial Information issue by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan the engagement and perform the procedures to obtain a reasonable assurance about whether the process for compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report is in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information", in all material respects, as a basis for our limited assurance conclusion.

KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires KPMG to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavio.

The procedures selected depend on our understanding, including the assessment of the risks of material misstatement regarding the process of compilation and presentation of interim supplementary consolidated financial information,

whether due to fraud or error.

The procedures performed in a limited assurance vary in terms of nature and timing, and their extent is less than that of a reasonable assurance. Therefore, the level of assurance obtained in a limited assurance engagement is significantly lower than the assurance that would have been obtained if a reasonable assurance had been performed.

Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for the preparation of interim supplementary consolidated financial information

The interim supplementary consolidated financial information included in the Economic and Financial Analysis Report for the three-month period ended March 31, 2025 was compiled by the Bradesco's Management, based on the interim consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorizes to operate by the Central Bank of Brazil as of March 31, 2025 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 36 of such interim consolidated financial statements, for the purpose of additional analysis, without, however, being part of the interim consolidated financial statements disclosed on that date.

Conclusion

Our conclusion has based on and limited to the matters described in this report.
We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion.
Based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation of the interim supplemental consolidated financial information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information".

São Paulo, Abril 30, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório
Contador CRC 1SP212059/O-0

(This page has been left blank purposefully).

Financial Statements 1Q25

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2025. We follow all accounting practices used in Brazil, applicable to institutions authorized to operate by the Central Bank.

Economic Comment

The Brazilian economy must have two distinct behaviors throughout this year. The record grain harvest harvested in the first quarter and the still heated labor market will boost the GDP as a whole in the first half of 2025. However, starting in the second half, the increase in the Selic rate and the reduction of the fiscal impulse should result in a slowdown of the economic activity. This movement must be reinforced by the slowdown in the global economy. Our projections indicate that the GDP should grow 1.8% in 2025.

The worsening inflation expectations and the strong foreign exchange devaluation in 2024 led the Central Bank of Brazil to raise the Selic rate to 14.25%. We believe that the growing uncertainty in the international scenario will cause the Central Bank of Brazil to stop the interest rate hike cycle at 14.75%, so that it can assess its next steps.

The US tariff policy has gone to the center of economic debates. The possibility of a trade dispute between the US and its main partners poses a risk to the performance of the global economy. The impacts of these measures are still uncertain, but US protectionism can bring opportunities to expand trade agreements between affected countries and open new markets to Brazilian exports.

Highlights in the period

In March 2025, Banco Bradesco S.A. ("Bradesco") held the Annual and Special Shareholders' Meetings, cumulatively, to approve the following matters: accounts of the Management and the Accounting Statements related to the fiscal year; allocation of the net income for the fiscal year 2024; election of the members of the Fiscal Council; establishment of the overall remuneration and pension funds, to the Management, for the fiscal year 2025; election of Mr. Rogério Pedro Câmara, as a member of the Board of Directors and partial amendment of the Bylaws.

In addition, Bradesco noticed to its shareholders and to the market in general that, in continuity with the Notice to the Market released on August 9, 2024, after verification of compliance with the previous conditions established in the documents, on February 10, 2025, the transaction was completed with John Deere Brasil S.A., in which Bradesco, through one of its indirect subsidiaries, then held 50% of the capital stock of Banco John Deere S.A.

Finally, Bradesco disclosed to its shareholders and to the market in general, the Relevant Fact regarding the Guidance, in compliance with Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Resolution No. 44/21, which presented to the market its growth projections for 2025.

highlighted information

1Q25

BOOK NET INCOME

R$5.8 bi △ +37.8% y/y

EARNINGS PER SHARE
R$0.52 common
R$0.58 preferred

ROAE
14.3%
△ +4.1 p.p. y/y

BOOK VALUE PER SHARE
R$15.52

MARKET VALUE
R$127.0 bi

TIER I CAPITAL
13.0%
△ 0.6 p.p. Q/Q △ 0.3 p.p. y/y

SHAREHOLDERS' EQUITY (1)

R$164.2 bi

△ +2.3% y/y

INTEREST ON SHAREHOLDERS' EQUITY **R$3.3 bi** (gross) | Payout **59%** (gross)

EXPANDED LOAN PORTFOLIO
(Mar25 vs. Mar24)

R$1,005.1 bi (+12.9%)

INDIVIDUALS: **R$432.9 bi** (+16.2%)

COMPANIES: **R$572.3 bi** (+10.6%)

TOTAL DEPOSITS
(Mar25 vs. Mar24)

R$621.6 bi (+2.3%)

Time Deposits: **R$461.8 bi** (+5.3%)

Savings Deposits: **R$126.1 bi** (-1.0%)

Demand Deposits: **R$33.7 bi** (-19.5%)

ALLOWANCE FOR EXPANDED LOANS (2)
(Mar25 vs. Mar24)

R$57.8 bi (+0.1%)

SECURITIES (3)
Mar25

R$793.8 bi

FVOCI: **R$98.2 bi**

FVPL: **R$418.6 bi**

Amortized Cost: **R$277.0 bi**

(1) Equity attributable to shareholders of the parent;

(2) Balances prior to Q1 2025 are presented in accordance with the accounting practices in effect during those periods. As of 2025, balances are presented under the expected credit loss model, in compliance with CMN Resolution No. 4,966/21.; e

(3) With the adoption of CMN Resolution No. 4,966, financial instruments are now classified and measured based on business models aligned with the Organization's management strategy. Due to this change, comparative information for prior periods is not being presented.

international operations

We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil.


London
New York
Luxembourg
Mexico
Miami
Hong Kong

Branches

New York

Banco Bradesco S.A.

Grand Cayman

Banco Bradesco S.A.

Representation Office

Hong Kong

Banco Bradesco S.A.

Guatemala

Representaciones Administrativas Internacionales

Subsidiaries

New York

Bradesco Securities, Inc.

Miami

Bradesco Bank

Bradesco Investments Inc.

Bradesco Global Advisors Inc.

Mexico

Bradescard México Sociedad de Responsabilidad Limitada

Luxembourg

Banco Bradesco Europa S.A

London

Bradesco Securities UK Limited

Hong Kong

Bradesco Securities Hong Kong Limited

Bradesco Trade Services Limited

My Account

International digital account

Opening of **240 thousand accounts** by Mar25

With debit card accepted in **195 countries** and with automatic conversion to **180 currencies**

My Account is an international and digital Bradesco account that can be opened in the Bradesco App itself. In addition to the traditional card, it is now possible to have a virtual card, for purchases on websites and Apps, available for the Google Pay digital wallet and, soon, Apple Pay too.

- 100% digital journey
- Customized notice advising on an optimal exchange rate quotation
- Contactless payments by card or wallet
- Transfer between the Bradesco account and My Account at any time/day

bradesco bank

Bradesco's international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Affluent segments, in addition to solutions for clients in the Corporate segment.

Net operating revenue

△ **31%** y/y

Net income

△ **53%** y/y

Assets under Custody (AuC)	△ **20%** y/y
Loan portfolio	△ **18%** y/y
Funding through deposits	△ **21%** y/y

Individuals Solution

Banking

Full checking account for making **payments, transfers, online banking and international debit card** for purchases and withdrawals.

Credit Card

Visa card accepted in **195 countries** with exclusive benefits, including **the Livelo loyalty** program and **compatibility with digital wallets.**

Real Estate Financing

Support for the **acquisition of property** for **residents and non-residents in the USA**, with a team with a broad understanding of the market and process.

Investments

Private Client:

Investment solutions **adapted to the risk profile** of each client:

- Fixed income;
- ETFs;
- Investment Funds; e
- Structured Operations.

Affluent Client:

- Digital platform for investments in managed portfolios for the most diverse investor profiles.

Companies Solution

Cash Management

checking account, money market and remunerated deposits.

Payments

correspondent bank and international transfers.

Documentary Services

collection of exports and commercial letter of credit.

Corporate Credit

financing of import, export and working capital.

Technology and innovation

Expanding with the strategic transformation plan and driving Bradesco's IT as a source of competitive advantage, we continue with the implementation of the new large-scale agile operating model – agile@scale. IT and Business unite even more in Tribes (structured by products and services) oriented to the needs and journey of clients, with end-to-end responsibilities, greater autonomy and shared common objectives, aiming to further improve the speed and quality of the solutions delivered to our clients. The structure of the model is growing with 10 Tribes already established, expanding our agile perimeter in the Organization. And in less than six months of performance, we have already been recognized by the program in one of the largest agility events in the country.

We are one of the pioneering banks in the adoption of multi-agents, a set of different Artificial Intelligence agents that work collaboratively in various roles and specialized activities (Product Owners, Developers, Solution Architect, etc.), accelerating the development of new solutions, with greater scalability. In addition to the use in credit models, multi-agents are being applied in the modernization of our systems, such as the Corporate Income Report and the Real Estate Loan Advance Amortization, with technically rewritten features for a micro-service architecture and in Cloud, resulting in a 30% increase in productivity.

We continue to intensify the use of generative AI that, in addition to *BIA Clientes*, which already serves more than 700 thousand clients, is now present in the analysis of letters of investment managers. The technology quantifies textual content, generates indicators and performs the analysis of client clusters and investments, providing a detailed and customized view on macroeconomics, product performance and management performance, facilitating more efficient decisions for institutional clients.

Digital channels continue to evolve in self-service solutions. In mobile, by the agreement between Bradesco and Western Union, the receipt of remittances from abroad can be done quickly and conveniently, 24/7, with automatic loan in the account. And the journeys of overdraft and products for Individuals were improved, such as purchase and renegotiation of INSS payroll loans, public and private and counter transactions (*CP balcão* - a type of short-term personal loan, offered directly in the branches – and in Bradesco, also in mobile with ease and speed in its purchase).

Pix has new services, such as the revitalization of the journeys for payment and transfer and the registration and management of keys. The disputed Pix, exclusive digital tool of Bradesco to contest transactions made, has also evolved into a more intuitive process. Other features are: contactless Pix that makes instant payments with NFC technology, hold your phone near the contactless terminal at checkout; and the Early Automatic Pix, which allows clients to set up payments, facilitating the authorization of recurrences in a safe and automated way. To intensify the protection of our clients, we implemented the facial biometrics in Pix carried out in the Apps for Individuals and Companies.

Corporate clients can issue bank payment slips directly with BIA by WhatsApp, generating and sharing in PDF with the payer, or copying and pasting the link in the conversation. MEI clients and other Corporate profiles with a single account holder can renegotiate debts directly through the Net Empresa App; and, by Internet Banking and the Bradesco Cartões App, where it is possible to download the invoice of Corporate and Business cards in PDF/Excel to facilitate the management.

We simplified the process of opening a Payroll account by reducing the number of mandatory fields by approximately 60%, improving the experience of companies. Bradesco Expresso now has automation in the validation of registration documents of the client when opening an account, which allows the resources of the new account to be used on the same day.

Investors can make the portability of assets from any bank or broker to Ágora, such as stocks, public and private securities. By Home for Investments on the App for Individuals, the client can view the position of the investments, updated profitability and use an investment simulator by objectives, consolidating their view of all investments in one place, through Open Finance.

Bradesco continues evolving and transforming to offer increasingly better solutions. The transformation movement completed its first year where we expanded the use of Cloud and AI, we modernized systems and deployed new work models that drive team productivity and time-to-market digital solutions, leveraging the customer experience. We continue to invest in the technology team with more than 1,400 new professionals and a management dedicated to talent, with development plan specialized in tech and innovation, and programs of attraction and training of professionals, such as PAFT, in partnership with Visionnaire and PUCPR. The results of this transformation lead to a more agile and customer-centric bank.

Products and services for the public sector

Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 11.1 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country.

We have nine Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor's offices, public defender's offices, and the Brazilian municipalities with the highest GDP. We also have 30 Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br.

Human resources

Human Capital is one of the strategic pillars of the Organization, meaning it is a foundation of our business. Our model of Human Capital Management is founded on respect, transparency and continuous investment in the development of employees. We keep our teams motivated by means of career growth opportunities, recognition, training and development, differentiated compensation and benefits, besides appreciation of diversity and balance between work and personal life.

Much more than policies and practices, we consolidated a culture of respect spread by the awareness of the value of people, of their identities and competencies.

At the end of the period, the Organization had 83,365 employees: 71,953 of Bradesco and 11,412 of affiliated Companies.

For more information on Human Resources, visit the Human Capital Report, available on bradescori.com.br

Sustainability for Bradesco

Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency.

As a key part of our strategic agenda, we are committed to financing sustainable businesses and continuously supporting our clients in transitioning to a greener, more resilient, and inclusive economy. We reaffirm our commitment to financing sustainable businesses, continuously supporting our clients in the transition toward a greener, more resilient, and inclusive economy. As of March 2025, we have allocated R$319 billion toward our expanded target of directing R$350 billion to sectors and activities with social and environmental benefits by the end of 2025.

Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria.

To keep up with our initiatives, visit bradescori.com.br and bradescosustentabilidade.com.br websites.

Corporate governance

Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization.

The Shareholders' Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco's corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company's Bylaws, are not cumulative.

Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require.

We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees.

Banco Bradesco's Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws.

In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of five effective members, two of them are elected by minority shareholders and their respective alternates.

Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (banco.bradesco/ri – Corporate Governance section).

Internal audit

It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives.

The work is based on adherence to the mandatory elements of the International Professional Practices Framework (IPPF) of The Institute of Internal Auditors (IIA), including the Fundamental Principles for the Professional Practice of Internal Audit, the IIA Code of Ethics, the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit Department within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers.

Policy for distribution of dividends and interest on shareholders' equity

In the first quarter of 2025, Bradesco's Shares, with high level of liquidity (BBDC4), accounted for 3.0% of Ibovespa. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index.

Bradesco's securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco's presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility.

As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares.

Integrated risk control

Corporate risk control management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors.

The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts.

According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services.

Independent evaluation of models

Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques.

We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts.

When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Risk Officer (CRO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization.

Compliance, integrity, ethics and competition

Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have.

These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization's Board of Directors.

Independent audit

In compliance with the CVM Resolution No. 162/22 the Bradesco Organization has an Independent Audit Hiring Policy with guidelines in line with the applicable laws and regulations.

The Bradesco Organization hired services from KPMG Auditores Independentes Limited not related to the Financial Statements Consolidated Audit. These non-audit services do not constitute a conflict of interest or loss of independence in the execution of the audit work of the financial statements in accordance with the auditor's independence policies. Information related to the audit fees is made available annually in our Reference Form.

Social Investments

FUNDAÇÃO BRADESCO

Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels.

All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country.

Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil.

R$ 1.5 billion

Investment Forecast for 2025

These investments will enable:

R$1.2 billion are allocated for Activity Expenses.

R$337 million are for investments in infrastructure and Educational Technology.

SCHOOL NETWORK

Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil.

VIRTUAL SCHOOL

Around 1,8 million users are expected to complete at least one of the free crash courses available on the portal.

Recognitions

- The Bradesco Internship Program was recognized as one of the best in Brazil in the CIEE Award for Best Internship Programs 2024.
- Bradesco BBI is featured in the Global Finance Sustainable Awards as the best bank for Green, Social and Sustainable Bonds.
- For the fourth year Bradesco Asset is featured in the ranking Best Bank and Platform for Investments (MBPI), of Fundação Getúlio Vargas (Foundation). In 2025, in addition to occupying the first place as Best Bank for Investments, Bradesco was also first in the Retail, High Income, Muti-market, Fixed Income and Money Market categories.
- The Ombudsman of Bradesco received, for the 13th consecutive time, the Brazilian Ombudsman Award, organized by the Brazilian Association of Ombudsmen (ABO) and the Brazilian Association of Business-Customer Relations (Abrarec).
- Once again, Bradesco was elected one of the Top Companies 2025 on LinkedIn. The ranking presented the best companies with more than 5,000 employees to develop the careers in Brazil. Bradesco Expresso was featured in the categories of Best Contribution to Economic Mobility for Consumers and Best User/Customer Experience Initiative for Consumers, at the Innovation in Digital event – Banking Awards 2024, conducted by The Banker magazine, with the New Bradesco Expresso Platform project.

Acknowledgements

The results achieved in the first quarter show us the success of Bradesco Organization's strategy, based on quality and efficiency, always in line with the new market demands. For the advances, we would like to thank our shareholders and clients for their support and trust and our employees and other associates for their dedication.

Cidade de Deus, April 30, 2025

Board of Directors and Board of Executive Officers

		R$ thousands
	Note	On March 31, 2025
Assets		
Cash and due from banks	5	**17,290,696**
Financial assets at fair value through profit or loss		**437,371,620**
- Securities	6a	418,609,960
- Derivative financial instruments	7b	18,761,660
Financial assets at fair value through other comprehensive income	8	**98,210,438**
- Securities, net of expected losses associated with credit risk	8a	98,210,438
Financial assets at amortized cost		**1,287,173,108**
- Securities, net of expected losses associated with credit risk	9	276,951,550
- Interbank investments	10	168,393,333
- Compulsory and other deposits with the Brazilian Central Bank	11	116,715,839
- Loans net of losses associated with credit risk	12	**565,495,073**
- Leases net of expected credit losses associated with credit risk	12	6,377,835
- Other financial assets	13	153,239,478
Non-financial assets held for sale	17a	**1,536,874**
Investments in affiliates and jointly controlled entities	14	**12,151,286**
Premises and equipment, net of depreciation	15	**8,416,372**
Intangible assets and goodwill, net of amortization	16	**18,454,568**
Current income and other tax assets		**12,043,705**
Deferred income tax assets	35c	**110,900,083**
Other assets	17	**16,161,927**
Total assets		**2,019,710,677**

Liabilities		
Financial liabilities at amortized cost		**1,343,327,335**
- Deposits from banks	18	**346,270,569**
- Deposits from customers	19	620,316,697
- Securities issued	20	263,185,676
- Subordinated debts	21a	58,925,938
- Other financial liabilities	22	54,628,455
Financial liabilities at fair value through profit or loss	6b and 7b	**15,763,703**
Expected credit losses	38b	**3,658,507**
- Loan commitments and credits to be released		2,342,458
- Financial guarantees		1,316,049
Technical provisions for insurance, pension plans and capitalization bonds	23	**414,273,327**
Other provisions	23b	**31,768,863**
Current income tax liabilities		**1,175,259**
Deferred income tax assets	35e	**4,857,217**
Other liabilities	25	**39,882,536**
Total liabilities		**1,854,706,747**
Shareholders' equity		
Capital		87,100,000
Treasury shares	26d	(168,625)
Capital reserves		11,441
Profit reserves	26b	86,878,137
Other comprehensive income		(6,312,942)
Accumulated profits/losses		(3,315,194)
Equity attributable to shareholders of the parent		**164,192,817**
Non-controlling shareholders'	27	**811,113**
Total shareholders' equity		**165,003,930**
Total shareholders' equity and liabilities		**2,019,710,677**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	Note	R$ thousands Three-month period ended on March 31, 2025
Revenue from financial intermediation		**51,559,805**
Loans and Leases		28,717,129
Net gain or (loss) with Securities	7f III	18,334,822
Net gain or (loss) from derivative financial instruments	7e	533,014
Financial income from insurance, pension plans and capitalization bonds		1,688,868
Result of Foreign Currency Operations		(1,083,633)
Compulsory deposits with the Brazilian Central Bank	11b	2,587,851
Gain or (loss) on sale or transfer of financial assets		781,754
Expenses from financial intermediation		**(29,595,280)**
- Retail and professional market funding	18e	(27,941,736)
- Borrowing and on-lending	18d	(1,653,544)
Net revenue from financial intermediation		**21,964,525**
Expected Losses on Financial Assets	**12**	**(8,334,917)**
-Expected loss from loans and finance lease		(8,194,464)
- Expected loss on other financial assets		(140,453)
Gross Income from Financial Intermediation Net of Expected Losses		**13,629,608**
Other operating income/(expenses)		**(7,145,743)**
- Fee and commission income	28	7,304,203
- Other income from insurance, pension plans and capitalization bonds	23a III	3,343,344
- Personnel expenses	29	(6,363,592)
- Administrative Expenses	30	(5,330,043)
- Tax expenses	31	(2,081,841)
- Share of profit (loss) of associates and jointly controlled entities	14a	387,673
- Other operating income	32	2,528,936
- Other operating expenses	33	(5,621,586)
Tax, Civil and Labor Provisions and Others	24	(1,312,837)
Operating profit		**6,483,865**
Non-operating income/(expense)	**34**	**(47,750)**
Income before income tax and non-controlling interests		**6,436,115**
Income tax benefit / (expense)	35	(563,200)
Non-controlling shareholders		(70,833)
Net income		**5,802,082**
Attributable to shareholders:		
Shareholders of the parent		5,802,082
Non-controlling interests		70,833
Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):		
– Earnings per common share	26e i	0.52
– Earnings per preferred share	26e i	0.58

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands
	Three-month period ended on March 31, 2025
Net income for the period	**5,802,082**
Non-controlling shareholders'	70,833
Net income attributable to shareholders of the parent and non-controlling interest	**5,872,915**
Items that may be subsequently reclassified to the income statement	**176,366**
Financial assets at fair value through other comprehensive income	**277,530**
Bradesco and subsidiaries	493,695
Associates and jointly controlled entities	(20,195)
Effect of Taxes	(195,970)
Hedge Operations	**98,582**
Cash flow hedge	(192,734)
Hedge of investment abroad	390,122
Tax effect	(98,806)
Foreign exchange differences on translations of foreign operations	**(199,746)**
Items that cannot be reclassified to the income statement	**(742)**
Remeasurement of defined benefit liability (asset)	(742)
Total other comprehensive income	**175,624**
Total comprehensive income	**6,048,539**

Attributable to shareholders:	
Shareholders of the parent	5,977,706
Non-controlling interests	70,833

The accompanying Notes are an integral part of these Consolidated Financial Statements.

R$ thousands

	Capital	Capital reserves	Profit reserves		Other comprehensive income	Treasury shares	Accumulated profits/losses	Equity attributable to shareholders of the parent	Equity attributable to non-controlling shareholders	Total
		Share premium	Legal	Statutory						
Balance on December 31, 2024	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(11,008,993)**	**(568,728)**	**-**	**160,486,709**	**794,924**	**161,281,633**
Adoption of Resolutions 4.966/21 and 4.975/21	-	-	-	-	4,520,427	-	(3,315,194)	1,205,233	-	1,205,233
Balance as of January 1, 2025	**87,100,000**	**11,441**	**14,294,978**	**70,658,011**	**(6,488,566)**	**(568,728)**	**(3,315,194)**	**161,691,942**	**794,924**	**162,486,866**
Cancellation of treasury shares	-	-	-	(622,724)		622,724		-	-	-
Acquisition of treasury shares	-	-	-	-	-	(222,621)	-	(222,621)	-	(222,621)
Increase/(decrease) of non-controlling shareholders	-	-	-	-	-	-	-	-	(54,644)	(54,644)
Asset valuation adjustments (1)	-	-	-	-	175,624	-	-	175,624	-	175,624
Net income	-	-	-	-	-	-	5,802,082	5,802,082	70,833	5,872,915
Allocations:								-		-
- Reserves	-	-	290,104	2,257,768	-	-	(2,547,872)	-	-	-
- Interest on Shareholders' Equity paid and/or provisioned	-	-	-	-	-	-	(3,254,210)	(3,254,210)	-	(3,254,210)
Balance on March 31, 2025	**87,100,000**	**11,441**	**14,585,082**	**72,293,055**	**(6,312,942)**	**(168,625)**	**(3.315,194)**	**164,192,817**	**811,113**	**165,003,930**

(1) Includes the effects of foreign exchange variation related to the translation of foreign operations.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

	R$ thousands
	Three-month period ended on March 31, 2025
Cash flows from operating activities:	
Income before income taxes and non-controlling interests	**6,436,115**
Adjustments for:	**23,206,236**
- Expected credit loss associated with credit risk	8,334,917
- Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds	13,951,293
- Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions	1,589,708
- Constitution/(Reversion) due to impairment of assets	11,968
– Depreciation and amortization	1,893,126
- Share of profit (loss) of associates and jointly controlled entities	(387,673)
- (Gain)/loss on sale of non-financial assets held for sale	(75,137)
- Gains/(losses) on the sales of Premises and equipment	5,575
- Gains)/Losses on the sale of investments in associates	20,782
- Foreign exchange variation of assets and liabilities overseas and Other	(2,310,412)
- Effect of changes in foreign exchange rates on cash and cash equivalents	172,089
(Increase)/Decrease in assets	**(46,629,046)**
- Compulsory deposits with the Brazilian Central Bank	3,970,539
- Interbank investments	(325,512)
- Loans and leases	(21,023,120)
- Financial assets at fair value through profit or loss	(62,863,664)
- Deferred income tax liabilities	899,443
- Other financial assets	32,760,418
- Other assets	(47,150)
(Increase)/Decrease in liabilities	**(59,811,604)**
- Deposits and other financial liabilities	(64,242,921)
- Deferred income tax liabilities	(2,046,420)
- Other provisions	(4,002,474)
- Other liabilities	13,286,186
Income tax and social contribution paid	(2,805,975)
Net cash provided by/(used in) operating activities	**(76,798,299)**
Cash flows from investing activities:	
Acquisition of financial assets at fair value through other comprehensive income	(7,957,379)
Disposal, maturities, and interest of financial assets at fair value through other comprehensive income	37,687,230
Maturities and interest on financial assets at amortized cost	46,267,074
Acquisition of financial assets at amortized cost	(25,543,944)
Proceeds from sale of non-financial assets held for sale	143,395
Investment acquisitions	(2,721,830)
Purchase of premises and equipment	(1,784,975)
Proceeds from sale of premises and equipment	160,715
Intangible asset acquisitions	(724,851)
Net cash provided by/(used in) investing activities	**45,525,435**
Cash flows from financing activities:	
Funds from securities issued	22,064,677
Settlement and interest payments of securities issued	(22,281,001)
Settlement and interest payments of subordinated debts	(496,041)
Lease payments	(372,709)
Non-controlling shareholders	(54,644)
nterest on Shareholders' Equity/Dividends paid	(3,995,780)
Acquisition of treasury shares	(222,621)
Net cash provided by/(used in) financing activities	**(5,358,119)**
Net increase/(decrease) in cash and cash equivalents	**(36,630,983)**
Cash and cash equivalents - at the beginning of the period	208,023,801
Effect of changes in foreign exchange rates on cash and cash equivalents	(172,089)
Cash and cash equivalents - at the end of the period	171,220,729
Net increase/(decrease) in cash and cash equivalents	**(36,630,983)**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Description	Three-month period ended on March 31 (R$ thousands)	
	2025	%
1 – Revenue	**50,276,426**	**330.5**
1.1) Financial intermediation	**51,559,805**	**338.9**
1.2) Fees and commissions	**7,304,203**	**48.0**
1.3) Expected credit loss associated with credit risk	**(8,334,917)**	**(54.8)**
1.4) Other	**(252,665)**	**(1.7)**
2 – Financial intermediation expenses	**(29,595,280)**	**(194.6)**
3 – Inputs acquired from third parties	**(3,963,618)**	**(26.1)**
Outsourced services	(1,175,620)	(7.7)
Data processing	(629,750)	(4.1)
Communication	(157,704)	(1.0)
Asset maintenance	(321,173)	(2.1)
Financial system services	(468,378)	(3.1)
Advertising and marketing	(305,176)	(2.0)
Security and surveillance	(123,294)	(0.8)
Transport	(152,539)	(1.0)
Material, water, electricity and gas	(108,536)	(0.7)
Travel	(42,238)	(0.3)
Other	(479,210)	(3.2)
4 – Gross added value (1-2-3)	**16,717,528**	**109.9**
5 – Depreciation and amortization	**(1,893,126)**	**(12.4)**
6 – Net added value produced by the entity (4-5)	**14,824,402**	**97.5**
7 – Added value received through transfer	**387,673**	**2.5**
Share of profit (loss) of associates and jointly controlled companies	387,673	2.5
8 – Added value to distribute (6+7)	**15,212,075**	**100.0**
9 - Added Value Distributed	**15,212,075**	**100.0**
9.1) Personnel	**5,496,480**	**36.1**
Salaries	3,312,480	21.8
Benefits	1,365,169	9.0
Government Severance Indemnity Fund for Employees (FGTS)	308,877	2.0
Other	509,954	3.4
9.2) Tax, fees and contributions	**3,512,153**	**23.1**
Federal	3,194,041	21.0
State	330	-
Municipal	317,782	2.1
9.3) Remuneration for providers of capital	**330,527**	**2.2**
Rental	24,931	0.2
Asset leases	305,596	2.0
9.4) Added Value distributed to shareholders	**5,872,915**	**38.6**
Interest on equity	3,254,210	21.4
Retained earnings	2,547,872	16.7
Non-controlling interests in subsidiaries	70,833	0.5

The accompanying Notes are an integral part of these Consolidated Financial Statements.

The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows:

1) GENERAL INFORMATION

Banco Bradesco S.A. ("Bradesco", the "Bank", the "Company" or, together with its subsidiaries, the "Group" or the "Organization) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market.

2) MATERIAL ACCOUNTING POLICIES

Bradesco's consolidated interim financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements.

For the preparation of these consolidated interim financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders' equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 14) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 16a).

These consolidated interim financial statements and selected accompanying notes were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position.

Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated interim financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report.

Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization.

The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 were applied prospectively on the date of their initial adoption.

The Organization opted for the exemption provided by the Standard not to restate comparative information from previous periods, resulting from changes in the classification and measurement of financial instruments (including expected credit losses), in the consolidated interim financial statements for the periods of the year 2025. The effects resulting from the application of the accounting criteria established by CMN Resolution No. 4,966/21 were recorded against the accumulated profit or loss account at the net value of tax effects, and unrealized gains and losses recorded in Equity in the Other Comprehensive Income (OCI) account were adjusted against the asset value on January 1, 2025.

Bradesco and its conglomerate companies opted to use the provision of paragraph 5 of CMN Resolution No. 4,975/21, so that inventory balances related to operations prior to January 1, 2025, will be treated as if the standard had been applied since 2019 (the date on which the respective lease operations standard was adopted for IFRS financial statements).

The consolidated interim financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets.

Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Bradesco's consolidated interim financial statements were approved by the Board of Directors on April 30, 2025.

a) Consolidation

Below are the principal directly and indirectly owned companies and investment funds included in the consolidated interim financial statements:

	Headquarters' location	Activity	Equity interest	Total participation of the Voting Capital
			On March 31, 2025	On March 31, 2025
Financial Sector – Brazil				
Ágora Corretora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Brokerage	100.00%	100.00%
Banco Bradescard S.A.	São Paulo - Brazil	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	São Paulo - Brazil	Investment bank	100.00%	100.00%
Banco Bradesco BERJ S.A.	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Losango S.A. Banco Múltiplo	Rio de Janeiro - Brazil	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	São Paulo - Brazil	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	São Paulo - Brazil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A.	São Paulo - Brazil	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo - Brazil	Brokerage	100.00%	100.00%
Kirton Bank S.A. Banco Múltiplo	São Paulo - Brazil	Banking	100.00%	100.00%
Banco Digio S.A.	São Paulo - Brazil	Digital Bank	100.00%	100.00%
Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A.	São Paulo - Brazil	Asset management	61.56%	61.56%
Tempo Serviços Ltda.	Minas Gerais - Brazil	Services	100.00%	100.00%
Financial Sector – Overseas				
Banco Bradesco Europa S.A. (1)	Luxembourg - Luxembourg	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Georgetown - Cayman Islands	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (1)	New York - United States	Banking	100.00%	100.00%
Bradesco Securities, Inc. (1)	New York - United States	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (1)	London - United Kingdom	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (1)	Hong Kong - China	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada (2)	Jalisco - Mexico	Cards	100.00%	100.00%
Bradesco Bank (3)	Florida - United States	Banking	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil				
Bradesco Auto/RE Companhia de Seguros	Rio de Janeiro - Brazil	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	São Paulo - Brazil	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Rio de Janeiro - Brazil	Insurance/health	100.00%	100.00%

	Headquarters' location	Activity	Equity interest	Total participation of the Voting Capital
			On March 31, 2025	On March 31, 2025
Bradesco Seguros S.A.	São Paulo - Brazil	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	São Paulo - Brazil	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (4)	São Paulo - Brazil	Dental care	52.89%	52.89%
Insurance - Overseas				
Bradesco Argentina de Seguros S.A. (1) (4)	Buenos Aires - Argentina	Insurance	99.98%	99.98%
Other Activities - Brazil				
Andorra Holdings S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%
Bradseg Participações S.A.	São Paulo - Brazil	*Holding*	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	São Paulo - Brazil	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	São Paulo - Brazil	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros	São Paulo - Brazil	Credit acquisition	100.00%	100.00%
Nova Paiol Participações Ltda.	São Paulo - Brazil	*Holding*	100.00%	100.00%
Investment Funds (5)				
Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Brad Private PB FIC FI RF Cred Priv PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC de FI Renda Fixa A PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI RF Athenas PGBL/VGBL	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco FIC FI R.F. PGBL/VGBL Fix Plus	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco Fundo de Investimento RF Memorial	São Paulo - Brazil	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	São Paulo - Brazil	Investment Fund	100.00%	100.00%

(1) The functional currency of these companies abroad is the Brazilian Real;
(2) The functional currency of this company is the Mexican Peso;
(3) The functional currency of this company is the US Dollar;
(4) Accounting information used with date lag of up to 60 days; and
(5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

The consolidated interim financial statements comply, in all material respects, with the principles, methods, and criteria consistent with those adopted for the annual consolidated financial statements for the year ended December 31, 2024, except for the material accounting polices applied in the preparation of the consolidated interim financial statements due to the adoption of CMN Resolutions No. 4,966/21 and 4,975/21 on January 1, 2025, as presented below.

b) Income and expense recognition

Income from financial assets and interest expense on liabilities are recognized on an accrual basis in the consolidated statement of income. With regard to financial assets measured at amortized cost and FVOCI and interest expenses on liabilities classified at amortized cost, the Organization uses the effective interest rate method, except instruments of equity cost.

c) Financial assets and liabilities

I) Financial assets

The Organization classifies and measures financial assets based both on business model for the management of financial assets, and on the characteristics of the contractual cash flow.

The Organization classifies financial assets into three categories: (i) measured at amortized cost (AC); (ii) measured at fair value through other comprehensive income (FVOCI); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the Organization manages its financial assets to generate cash flows. The purpose of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) to maintain the assets for trading. When the financial assets conform to the business models (i) and (ii), the SPPJ test should be applied. Financial assets held under business model (iii) are measured at fair value (FVTPL).

- Teste SPPJ: O objetivo deste teste é avaliar os termos contratuais dos instrumentos financeiros para determinar se dão origem a fluxos de caixa em datas específicas que se enquadram como somente pagamento de principal e juros sobre o montante principal.

- SPPJ Test: The purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives.

- **Measured at fair value through profit and loss**

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the statement of income under "Net gains /(losses) from financial assets and liabilities at fair value through profit or loss". Interest income on financial assets measured at FVTPL is included in "Income from operations with securities and similar instruments". For the treatment of derivative assets see Note 7f III).

- **Measured at fair value through other comprehensive income**

They are financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is both to maintain the assets to receive the contractual cash flows as well as for sale.

Financial assets are initially recognized at fair value, plus any income or transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in Other Comprehensive Income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. Expected loan losses are recorded in the statement of income.

Interest income is recognized in the statement of income using the effective interest rate method. Dividend income is recognized within "Net gain or (loss) with securities and interbank investments" when the Organization's right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 7f III) for more details of the treatment of the expected loan losses.

The Organization can also make an irrevocable designation of an equity instrument for when there is no trading strategy for the category of Fair Value through Other Comprehensive Income. In this case, there is no record of any effects on the Consolidated Statement of Income of subsequent events related to this asset, except for dividends that represent the investment result itself.

- **Measured at amortized cost**

Financial assets that meet the criterion of the SPPJ test, which are held in a business model whose purpose is to maintain the assets to receive the contractual cash flows.

The financial assets measured at amortized cost are assets initially recognized at fair value including direct and incremental costs, and accounted for, subsequently, at amortized cost, using the effective interest rate method.

In the case of expected loan loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

II) Financial liabilities

The Organization classifies its financial liabilities as measured at amortized cost, using the effective interest rate method, except for financial liabilities held for trading.

Financial liabilities held for trading recognized by the Organization are derivative financial instruments that are recorded and assessed at fair value, and the respective changes in fair value are immediately recognized in profit or loss.

The Organization does not have any financial liabilities designated at fair value through profit or loss.

For the treatment of derivatives see Note 7.

III) Derivative financial instruments and hedge operations

Derivative financial instruments are designed to meet the Organization's own needs to manage its global exposure, as well to meet customer requests, in order to manage their positions.

The transactions are recorded at their fair value considering the fair value models and methodologies adopted by Organization, and their adjustment is recorded in the income statement or equity, depending on the classification as accounting hedge (and the category of accounting hedge) or as an economic hedge.

Derivative financial instruments used to mitigate the risks of exposures in currencies, indexes, prices, rates or indexes are considered as hedge instruments, whose objectives are: (i) to ensure exposures remain with risk limits; (ii) change, modify or reverse positions due to market changes and operational strategies; and (iii) reduce or mitigate exposures of transactions in inactive markets, under stress or low liquidity conditions.

Instruments designated for hedge accounting purposes are classified according to their nature as:

Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities

that are the object of the hedge, are recognized in the income statement;

Cash flow hedge: the effective portion of changes in fair value of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders' equity. The ineffective portion of the hedge is recognized directly in the income statement; and

Hedge of net investment in foreign operations: the financial instruments classified in this category are intended to hedge the foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, and are accounted for in accordance with the accounting procedures applicable to cash flow hedges, that is, with the effective portion recognized in shareholders' equity, net of tax effects, and the non-effective portion recognized in the income statement.

For derivatives classified in the hedge accounting category, there is a monitoring of: (i) strategy effectiveness, through prospective and retrospective effectiveness tests, and (ii) valuation of fair value of hedge instruments.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and memorandum accounts, is presented in Note 7.

IV) Write-off

Financial assets are written off when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are written off by the Organization when they have been discharged, paid, redeemed, cancelled or expired.

.

V) Restructuring

Restructured financial assets are those in which there is a change in the conditions originally agreed upon of the instrument or the replacement of the original financial instrument by another, with partial or full liquidation or refinancing of the original obligation. The restructurings in which there are significant concessions to the counterpart, due to the relevant deterioration of its creditworthiness, which would not be granted if such deterioration did not occur, are characterized as restructurings.

The transactions of the restructuring portfolio are shown in Note 12 e.

VI) Determination of fair value

The determination of fair value for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison

with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly handled instruments, the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the purchase and sale price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 38g.

VII) Expected credit losses

Regarding the provision for loan losses, CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23 establish criteria applicable to financial instruments, including leasing operations, financial guarantees provided, credit commitments and credits to be released.

The Organization assesses the credit risk and the expected losses collectively, grouping the financial instruments, managed on a mass basis, into homogeneous groups of risk according to its credit policy. The complete methodology for calculating expected losses associated with credit risk is adopted, defined in article 44 of the above resolutions, being mandatory for Segment 1 institutions (S1).

The expected losses are calculated on prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial assets measured at FVTPL in level 1 of the fair value hierarchy that are private securities or operations with characteristic of credit concession, financial guarantees, credit commitments and credits to be released.

Constitution of Provision

The provision for expected losses is constituted in its initial recognition based on the stage of credit risk of the financial instrument, as an expense of the period and in return to the appropriate account of the asset for financial assets and leasing or liabilities for financial guarantees, credit commitments, receivables to be released and considerations from operating leasing operations.

The provision is constituted on the gross accounting value of the financial assets, which include the appropriation of interest and charges (accrual) by the effective interest rate up to the moment it becomes an asset with problems of credit recovery.
Bradesco constitutes a provision for expected losses for credit commitments and non-cancellable credits to be released and monitored on a mass basis on the present value of the estimated use of resources of credit commitments and the present value of the credits to be released.

As for financial guarantees provided, the provision is constituted on the present value of the estimated future disbursements of the institution's liability, linked to financial collateral contracts provided, considering the probability of future disbursements in the event that the guaranteed counterpart does not honor the obligation in accordance with the current contractual provisions.

The provision for loss is reviewed monthly, whenever there is a change in the estimate of the expected loss or in the stage of the instrument.

Allocation in Stages

Financial instruments are allocated in one of three stages, from their initial recognition and will be reallocated between them as their credit risk increases or decreases, considering the emergence of relevant new facts.

First stage: Instruments that are not characterized as assets with a credit recovery problem and whose credit risk has not increased significantly. A significant increase in credit risk is considered when there is a delay of more than 30 days in the payment of the principal or charges. In specific cases, a delay of payment up to 60 days can be considered, according to consistent and verifiable evidence.

For the instruments allocated in the first stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as a financial asset with a problem of credit recovery in the next 12 months or during the expected period of the instrument, when it is less than 12 months.

Second stage: Instruments whose credit risk has increased significantly, or which are no longer characterized as assets with a credit recovery problem.

For the instruments allocated in the second stage, the provision corresponds to the expected loss determined by the institution, considering the probability that the instrument is characterized as an asset with a problem of credit recovery during the whole expected period of the financial instrument.

Third stage: Instruments with a credit recovery problem.

In the third stage, the provision corresponds to the expected loss determined by the institution, considering that the instrument is characterized as an asset with a credit recovery problem.

They are classified at this stage: the defaulted financial assets (over 90 days), those that have an indication that their obligation will not be fully honored under the agreed conditions, without the need to resort to guarantees or collaterals and restructured financial assets. All instruments of the same counterpart are relocated to the third stage, unless they present a significantly lower credit risk. These instruments have their recognition of suspended revenues (stop-accrual), and are entered into the accounts only upon receipt, by the cash regime. This approach also applies to possible gains in the restructurings.

In addition, for defaulted assets (over 90 days) that are part of the third stage, provision is made for losses incurred, as a component of the provision for expected losses. This provision is calculated based on percentages, according to the portfolios (C1 to C5) and the delay ranges stipulated in BCB Resolution No. 352/23.

When there is significant amortization of the operation, or when new relevant facts justify the change in the level of risk, the reclassification of the operation to the lower risk category (financial recovery), resulting in the return of the recognition of revenues (accrual) to the instruments of the third stage and reversals of provision.

The financial instrument will be written off when there is no reasonable expectation of recovery. The corresponding registration is made in compensation accounts and identification controls, remaining until the exhaustion of all collection procedures for a minimum period of five years. In the case of subsequent recoveries or restructurings of financial assets previously written off, the recovered amounts are credited in the income statement up to the limit of the amount previously written off. The assets are then allocated in the third stage, with provision for expected losses equal to the total value of the instrument.

Any gains from the restructuring are only recognized when effectively received, regardless of whether they are active or recovered from loss.

The allocation in stages is reviewed: monthly, in the case of delays in payment of the principal and charges; every six months for instruments of the same counterpart whose amount is higher than 5% of the shareholders' equity of the institution; once every 12 months for the other instruments, whenever new facts indicate a significant change in the quality of credit; and when the instrument is restructured.

Determination

Bradesco evaluates the expected loss associated with the credit risk of financial instruments based on consistent and verifiable criteria, using measurement techniques compatible with the nature and complexity of the financial instruments.

The assessment of credit risk and expected loss associated with credit risk can be carried out collectively using an appropriate model for the treatment of credit risk by portfolio. Financial instruments belonging to the same homogeneous group of risk are grouped together and are defined in the credit policy and in the institution's credit management procedures as retail operations.

The following parameters shall be considered in percentage terms:

- **Probability of Credit Recovery:** Assessed based on the expected period of the financial instrument and in the current economic situation, as well as forecasts of changes in economic and market conditions.

- **Recovery Expectation:** It considers recovery costs, characteristics of guarantees or collaterals, historical recovery rates, granting advantages to the counterpart and economic forecasts.

  The recovery expectation corresponds to the ratio between the present value of the expected cash flows during the credit recovery process and the value of the defined calculation base.

  When estimating the recovery expectation, Bradesco observes specific criteria, such as the use of the effective interest rate of the instrument in the initial recognition and the consideration of expected cash flows, both positive and negative.

  Methodologies and assumptions are regularly reviewed to reduce any differences between loss estimates and actual loss.

d) Interest

The Organization decided to use the proportional differentiated methodology for the purpose of recognizing revenue and expenses related to transaction costs by the effective interest rate of loan operations and other transactions as a credit concession classified in the amortized cost category, as provided by article No. 75 of BCB Resolution No. 352/23.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

Additionally, the Organization decided on some components in the use of materiality for the purposes of effective interest rate, according to article No. 13 of BCB Resolution No. 352/23.

The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset.

e) Premises and equipment

Corresponds to rights relating to tangible assets used in the Organization's operations.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets' estimated economic useful life and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation are presented in Note 15.

The rights of use relating to real estate and data processing equipment are recorded as premises and equipment lease in the fixed asset.

i. Organization's Leases (Lessee)

As a lessee, the Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration.

The Organization applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets.

At the beginning of a lease, the Organization recognizes a "lease liability" to make lease payments and right-of-use assets representing the right to use the underlying assets. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the lease payments that are not made from the initial date, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread.

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a "Interest and similar expenses" and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of CMN Resolution No. 4,975/21, because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

ii. Short-term leases and leases of low-value assets

The Organization applies the exemption from recognition of short-term lease to its leases whose term is 12 months or less from the start date and which do not contain a purchase option. It also applies to the exemption from recognition of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

f) Deposits and other financial liabilities

i. Securities sold under agreements to repurchase, , borrowing and on-lending, deposits from customers, securities issued and subordinated debt

They are measured at amortized cost, discounted by the effective interest rate, when applicable, accrued interest recognized on a pro rata basis with the exception of securities sold under agreements to repurchase with no restricions on resale which are measured at fair value.

The composition of these accounts is presented in Notes 18,19,20 and 21.

ii. Funding expenses

Expenses incurred to issue securities are presented as a reduction in the corresponding liability and
appropriated to profit or loss over the term of the related security. The composition of the respective balances of these fundings are presented in Note 18e.

3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS

a) Standards, amendments and interpretations of standards adopted from January 1, 2025

CMN Resolution No. 4,975/21 - Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil.

CMN Resolution No. 4,966/21 and BCB Resolution No. 352/23, applicable as of January 1, 2025 - Provides for the accounting concepts and criteria applicable to financial instruments, as well as for the designation and recognition of hedge operations, replacing Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082, among other rules.

On November 16, 2022, Law No. 14,467 was enacted, establishing new rules for the deductibility of credit losses arising from the activities of financial institutions and other institutions authorized to operate by the Central Bank of Brazil. These rules

impact the calculation of profits subject to income tax and CSLL. The main rule being the application of factors for deducting defaulted transactions (transactions overdue for more than ninety days).

With the publication of Law No. 15,078 on December 27, 2024, losses related to credits that are in default on December 31, 2024, and that have not been deducted up to that date (inventory), may only be excluded in determining the real profit and the CSLL calculation basis at the rate of one eighty-fourth or one hundred and twentieth, for each month of the assessment period, starting in January 2026. This Law vetoed the deduction of losses incurred in 2025 that exceed the real profit for the year. Losses not deducted in this period will be treated in the same way as the inventory on January 1, 2025.

I) Risk classification in the previous fiscal year and its new classification, in accordance with current regulations:

In accordance with article 105 of BCB Resolution 352/23, below is the risk classification in the previous fiscal year as well as the respective level of provision for expected loss associated with credit risk, in accordance with previous regulations:

Modalities and Risk Levels - According to Previous Regulation	Levels of risk									R$ thousands
	AA	A	B	C	D	E	F	G	H	Total portfolio as of December 31, 2024
Total portfolio as of December 31, 2024	271,600,591	238,604,704	107,376,421	32,953,602	13,443,790	19,611,591	5,673,688	5,053,904	24,875,732	719,194,023
Balance of Expected Losses Associated with Credit Risk on December 31, 2024	-	1,384,118	1,172,512	1,331,698	3,087,425	8,017,913	3,676,052	4,729,546	24,875,732	48,274,996

In accordance with article 105 of BCB Resolution 352/23, below is the risk classification for the current year, as well as the respective level of provision for expected losses associated with credit risk, in accordance with the new regulations:

Financial Instruments and Risk Stages – According to New Regulation	Levels of risk			R$ thousands
	Stage 1	Stage 2	Stage 3	Total portfolio as of January 1, 2025
Total portfolio as of January 1, 2025	629,751,917	28,858,215	60,648,453	719,258,585
Balance of Expected Losses Associated with Credit Risk on January 1, 2025	9,748,637	4,226,632	36,484,191	50,459,460
Provision for Credit Limits Granted	2,103,867	62,000	319,588	2,485,455
Others	308,154	34,244	423,461	765,859
Balance of Expected Losses Associated with Credit Risk on January 1, 2025	12,160,658	4,322,876	37,227,240	53,710,774

II)Hedge Accounting categories in the previous financial year and their new classification, in accordance with current regulations:

In accordance with article 106 of BCB Resolution 352/23, there were no reclassifications of categories of Hedge Accounting structures existing on the balance sheet date of the previous fiscal year and their new classifications, nor were there any discontinuations of Hedge Accounting structures, in accordance with current regulations.

b) Standards, amendments and interpretations of standards applicable in future periods

In 2023, CMN Resolution No. 5,100 and BCB Resolution No. 352 were issued, complementary rules to CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027.

In 2024, CMN Resolution 5,146 and BCB Resolution 397 were issued, complementary rules to CMN Resolution 4,966/21, which allowed the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows.

The Bank has been evaluating the application of these standards and the possible impacts resulting from their adoption are being assessed and will be concluded by the date the standards come into force.

4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS

Except for the measurement of the Provision for Expected Losses associated with Credit Risk, the significant accounting estimates and judgments used in the preparation of these financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2024.

Provision for Expected Losses Associated with Credit Risk

The measurement of the provision for expected losses associated with credit risk requires the use of quantitative models and assumptions about future economic conditions and the behavior of financial instruments.
Several significant judgments are also necessary to apply the accounting requirements for measuring the provision, such as:

- Determining criteria for the classification of financial instruments;
- Grouping financial instruments with similar risk profiles;
- Selecting appropriate quantitative models and assumptions; and
- Establishing different prospective scenarios and their weightings.

The process of determining the level of provision for expected losses associated with credit risk requires estimates and the use of judgments, and it is possible that losses reported in subsequent periods may differ from those calculated based on current estimates and assumptions.

5) CASH AND CASH EQUIVALENTS

	R$ thousands
	On March 31, 2025
Cash and due from banks in domestic currency	14,641,909
Cash and due from banks in foreign currency	2,648,787
Total cash and due from banks	**17,290,696**
Discretionary deposits at the Central Bank	10,899,999
Reverse repurchase agreements (1)	143,030,034
Total cash and cash equivalents	**171,220,729**

(1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value.

6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

a) Financial assets at fair value through profit or loss

b) Liabilities at fair value through profit or loss

	R$ thousands
	On March 31, 2025
Derivative financial instruments	15,763,703
Total	**15,763,703**

7) DERIVATIVE FINANCIAL INSTRUMENTS

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers' requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco's risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Derivative financial instruments are recognized in the consolidated financial statements at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Market-derived information is used in the determination of the fair value of derivative financial instruments. The fair value of swaps is determined using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (the Brazilian securities, commodities and futures exchange), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or prices received from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. Current market prices are used to calculate volatility. To estimate the fair value of the over-the-counter (OTC) financial derivative instruments, the credit quality of each counterparty is also taken into account, based on an expected loss for each derivative portfolio (Credit valuation adjustment).

The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps and futures and are registered with B3.

Foreign derivative financial instruments refer to swaps, forwards, options, credit and futures operations and primarily traded at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that

may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges.

Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds.

a) Amount of derivative financial instruments recognized by index

				R$ thousands
	On March 31, 2025			
	Notional value	Amortized cost	Fair Value Adjustment	Fair value
Futures contracts				
Purchase commitments:	**98,328,657**	**69,042**	**(42,585)**	**26,457**
- Interbank market	60,817,556	34,211	55,908	90,119
- Foreign currency	24,723,422	8,416	(89,109)	(80,693)
- Other	12,787,679	26,415	(9,384)	17,031
Sale commitments:	**130,039,874**	**(58,316)**	**193,942**	**135,626**
- Interbank market (1)	81,982,942	(42,512)	(40,133)	(82,645)
- Foreign currency (2)	36,515,916	(2,205)	235,800	233,595
- Other	11,541,016	(13,599)	(1,725)	(15,324)
Option contracts				
Purchase commitments:	**504,062,546**	**1,030,133**	**19,539**	**1,049,672**
- Interbank market	466,229,606	378,669	-	378,669
- Foreign currency	4,052,794	208,725	112,612	321,337
- Other	33,780,146	442,739	(93,073)	349,666
Sale commitments:	**527,156,741**	**(1,692,306)**	**273,349**	**(1,418,957)**
- Interbank market	458,392,897	(378,660)	-	(378,660)
- Foreign currency	7,093,457	(199,925)	(75,013)	(274,938)
- Other	61,670,387	(1,113,721)	348,362	(765,359)
Forward contracts				
Purchase commitments:	**58,866,172**	**265,401**	**(7,844)**	**257,557**
- Foreign currency	54,196,892	(353,369)	(68)	(353,437)
- Other	4,669,280	618,770	(7,776)	610,994
Sale commitments:	**57,252,805**	**491,241**	**(13,660)**	**477,581**
- Foreign currency (2)	53,398,890	481,168	-	481,168
- Other	3,853,915	10,073	(13,660)	(3,587)
Foreign exchange contracts				
Purchase commitments:	**31,635,756**	**145,041**	**-**	**145,041**
- Foreign currency	31,635,756	145,041	-	145,041
Sale commitments:	**11,652,598**	**(42,090)**	**-**	**(42,090)**
- Foreign currency	11,652,598	(42,090)	-	(42,090)
Swap contracts				
Assets (long position):	**1,294,337,526**	**5,795,834**	**3,772,416**	**9,568,250**
- Interbank market	667,867,489	750,121	3,239,428	3,989,549
- Fixed rate	117,865,667	814,925	(590,015)	224,910

	R$ thousands			
	On March 31, 2025			
	Notional value	Amortized cost	Fair Value Adjustment	Fair value
- Foreign currency	482,036,220	3,447,006	637,433	4,084,439
- IGPM (General Index of market pricing)	40,929	42,134	1,572	43,706
- Other	26,527,221	741,648	483,998	1,225,646
Liabilities (short position):	**593,445,263**	**(6,477,286)**	**(723,894)**	**(7,201,180)**
- Interbank market	28,185,031	(805,372)	(682,471)	(1,487,843)
- Fixed rate	448,777,188	(553,311)	(87,859)	(641,170)
- Foreign currency	101,654,823	(4,296,110)	(1,017)	(4,297,127)
- IGPM (General Index of market pricing)	103,000	(160,563)	(6,784)	(167,347)
- Other	14,725,221	(661,930)	54,237	(607,693)
Total	**3,306,777,938**	**(473,306)**	**3,471,263**	**2,997,957**

Derivatives include operations maturing in D+1 (day following the reporting date).
(1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$15,864,410; and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$6,881,215 thousand (Note 7f II); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$39,361,016 thousand.

b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity

							R$ thousands
	On March 31, 2025						
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Fair value	Amortized cost	Fair value adjustment
Swaps	266,890	263,994	434,280	8,603,086	9,568,250	5,795,834	3,772,416
Futures	81,542	12,827	42,061	236,656	373,086	69,042	304,044
Forward purchases	674,992	525,506	340,186	2,117,468	3,658,152	3,666,216	(8,064)
Forward sales (1)	892,933	150,963	697,049	1,947,054	3,687,999	3,701,659	(13,660)
Purchases of foreign currency receivable	7,947	53,793	117,478	144,371	323,589	323,589	-
Sales of foreign currencies receivable	39,109	17,915	43,888	-	100,912	100,912	-
Premiums on exercisable options	595,760	348,763	37,614	67,535	1,049,672	1,030,133	19,539
Total assets (A)	**2,559,173**	**1,373,761**	**1,712,556**	**13,116,170**	**18,761,660**	**14,687,385**	**4,074,275**
Swaps	(346,223)	(185,985)	(754,785)	(5,914,187)	(7,201,180)	(6,477,286)	(723,894)
Future	(78,775)	(2,906)	(7,852)	(121,470)	(211,003)	(58,316)	(152,687)
Forward purchases	(424,513)	(565,223)	(258,160)	(2,152,699)	(3,400,595)	(3,400,815)	220
Forward sales	(313,203)	(61,559)	(720,020)	(2,115,636)	(3,210,418)	(3,210,418)	-
Foreign currency purchases payable	(34,273)	(57,592)	(117,586)	(8,051)	(217,502)	(217,502)	-
Sales of foreign currencies payable	(3,941)	(26,945)	(36,983)	(36,179)	(104,048)	(104,048)	-
Premiums on written options	(468,493)	(364,098)	(99,110)	(487,256)	(1,418,957)	(1,692,306)	273,349
Total liabilities (B)	**(1,669,421)**	**(1,264,308)**	**(1,994,496)**	**(10,835,478)**	**(15,763,703)**	**(15,160,691)**	**(603,012)**
Net position (A-B)	**889,752**	**109,453**	**(281,940)**	**2,280,692**	**2,997,957**	**(473,306)**	**3,471,263**

(1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

c) Futures, Options, forward, exchange and swap contracts – Nominal Value

					R$ thousands
	On March 31, 2025				
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total
Futures contracts (1)	59,098,052	20,715,894	33,258,900	115,295,685	228,368,531
Option contracts	269,101,375	664,867,238	95,225,071	2,025,603	1,031,219,287
Forward contracts (1)	60,148,537	17,353,147	20,898,536	17,718,757	116,118,977
Foreign exchange contracts	11,970,765	10,361,376	17,322,319	3,633,894	43,288,354
Swap contracts	324,133,042	214,819,116	179,062,199	1,169,768,432	1,887,782,789
Total on March 31, 2025	**724,451,771**	**928,116,771**	**345,767,025**	**1,308,442,371**	**3,306,777,938**

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

d) Types of margin offered in guarantee of derivative financial instruments

	R$ thousands
	On March 31, 2025
Government securities	
National treasury notes	1,758,856
Financial treasury bills	304,584
National treasury bills	1,227,472
Total	**3,290,912**

e) Gains and losses, net

	R$ thousands
	Three-month period ended on March 31, 2025
Futures contracts (1)	1,179,782
Option contracts	71,868
Forward contracts (1)	(628,737)
Foreign exchange contracts	773,854
Swap contracts	(300,415)
Foreign exchange variation of assets and liabilities overseas	(563,338)
Total (Note 7f III)	**533,014**

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

f) Nominal values of derivative financial instruments, by trading location and conterparty

	R$ thousands
	On March 31, 2025
B3 (stock exchange)	1,231,068,679
B3 (over-the-counter)	**286,849,284**
- Financial Institutions	52,789,637
- Companies	232,720,062
- Individuals	1,339,585
Overseas (stock exchange) (1)	19,422,170
Overseas (over-the-counter) (1)	1,769,437,805
Total	**3,306,777,938**

(1)Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

I) *Credit Default Swap* (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousands
	On March 31, 2025
Risk received in credit swaps - Notional	**1,934,777**
- Debt securities issued by companies	851,827
- Brazilian government bonds	659,750
- Foreign government bonds	423,200
Risk transferred in credit swaps - Notional	**(838,361)**
- Companies bonds	(143,555)
- Brazilian government bonds	(453,634)
- Foreign government bonds	(241,172)

The contracts related to credit derivatives transactions described above are due in 2030. There were no credit events, as defined in the agreements, during the period.

II) *Hedge Acconting*

On March 31, 2025, Bradesco maintained hedges consisting of:

Cash Flow Hedge - the financial instruments classified in this category, aims to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	6,881,215	7,117,735	(162,035)	(89,120)
Hedge of interest payments on funding (1)	15,864,410	16,147,025	79,731	43,848
Total on March 31, 2025 (2)	**22,745,626**	**23,264,760**	**(82,304)**	**(45,272)**

(1) Referenced to the DI interest rate risk, using DI Futures contracts in B3, swaps and FED funds, with maturit y dates until 2030, making the cash flow fixed; and
(2) The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the fair value hedge, which the Organization expects to recognize in equity accounts, amounts to R$(123,988) thousand.

There were no gains/(losses) related to the fair value accounting hedge, recorded in equity accounts, in the period ended March 31, 2025.

Hedge of investments abroad - the financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation.

Strategy	R$ thousands			
	Hedge instrument nominal value	Hedge object carrying amount	Accumulated fair value adjustments in shareholders's equity (gross of tax effects)	Accumulated fair value adjustments in shareholders's equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	5,322,575	5,117,609	(1,146,102)	(601,045)
Total on March 31, 2025	**5,322,575**	**5,117,609**	**(1,146,102)**	**(601,045)**

(1)Refers to foreign operations whose functional currency is different from the Brazilian real hedged using forwards and futures contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso) and USD (United States Dollar). The effectiveness of the hedge portfolio is in accordance with Bacen Circular No. 3,082/02.

In accordance with Bacen Circular No. 3082/02, for the next 12 months, the gains/(losses) related to the hedge of investments abroad, which the Organization expects to recognize in the income statement, amounts to R$18,409 thousand.

The gains/(losses) related to the hedge of investments abroad, recorded in income accounts, during the period ended March 31, 2025 was R$763 thousand.

III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments

	R$ thousands
	Three-month period ended on March 31, 2025
Interest income from investments in securities	10,836,685
Gains/(losses) at fair value through profit or loss	(147,158)
Gains/(losses) at fair value through other comprehensive income	(12,195)
Reverse repurchase agreements (Note 10b)	7,657,490
Net gain or (loss) with Securities	**18,334,822**
Financial income from insurance, pension plans and capitalization bonds (1)	1,688,868
Net gain or (loss) from derivative financial instruments (7e)	533,014
Total	**20,556,704**

(1) In the first quarter of 2025, comprises financial income from insurance, pension plans and capitalization in the amount of R$15,640,161 thousand and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(13,951,293) thousand .

8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

a) Financial assets at fair value through other comprehensive income

Securities	R$ thousands							
	On March 31, 2025							
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Fair value	Amortized cost	Unrealized Gains/Losses
- Financial	**7,962,793**	**11,934,328**	**3,501,023**	**39,600,648**	**465,419**	**63,464,211**	**63,946,313**	**(482,102)**
National treasury bills	6,046,787	4,993,172	-	11,950,948	-	22,990,907	23,311,130	(320,223)
Financial treasury bills	-	1,105,038	3,281,889	18,132,426	-	22,519,353	22,469,807	49,546
Foreign government bonds	1,783,513	5,259,903	-	229,334	-	7,272,750	7,262,097	10,653
National treasury notes	-	-	-	5,109,652	-	5,109,652	5,356,411	(246,759)
Other	132,493	576,215	219,134	4,178,288	465,419	5,571,549	5,546,868	24,681
- Insurance Group	**-**	**463,473**	**65,841**	**29,579,021**	**4,637,527**	**34,745,862**	**40,756,796**	**(6,010,934)**
• Insurance and Capitalization bonds	**-**	**-**	**5,132**	**10,579,048**	**2,716,496**	**13,300,676**	**17,190,638**	**(3,889,962)**
- National treasury notes	-	-	-	10,332,428	-	10,332,428	12,572,552	(2,240,124)
- Stocks	-	-	-	-	2,715,135	2,715,135	4,350,425	(1,635,290)
- Other	-	-	5,132	246,620	1,361	253,113	267,661	(14,548)
• Pension plans	**-**	**463,473**	**60,709**	**18,999,973**	**1,921,031**	**21,445,186**	**23,566,158**	**(2,120,972)**
- National treasury notes	-	456,630	-	18,467,442		18,924,072	21,155,825	(2,231,753)
- Stocks	-	-	-	-	1,921,031	1,921,031	1,819,772	101,259
- Other	-	6,843	60,709	532,531		600,083	590,561	9,522
- Other activities	**-**	**1**	**-**	**-**	**364**	**365**	**159**	**206**
Other	-	1	-	-	364	365	159	206
Total	**7,962,793**	**12,397,802**	**3,566,864**	**69,179,669**	**5,103,310**	**98,210,438**	**104,703,268**	**(6,492,830)**

b) Investments in equity intruments designated at fair value through other comprehensive income

	R$ thousands		
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	6,178,596	(1,533,732)	4,644,864
Total on March 31, 2025	**6,178,596**	**(1,533,732)**	**4,644,864**

Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$ (403,122) thousand was transferred within equity during the period. On the date of the write-off, the fair value of these equity instruments was R$987,136 thousand.

The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market.

c) Reconciliation of expected losses of financial assets at FVOCI

	R$ thousands			
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI as of January 1, 2025	**13,022**	**1,565**	**-**	**14,587**
Transferred to Stage 1	-	-	-	-
Transferred to Stage 2	-	-	-	-
Transferred to Stage 3	-	-	-	-
Transfer from Stage 1	-	-	-	-
Transfer from Stage 2	-	-	-	-
Transfer from Stage 3	-	-	-	-
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(9,606)	(1,565)	-	(11,171)
Expected loss of financial assets at FVOCI as of March 31, 2025	**3,416**	**-**	**-**	**3,416**

9) BONDS AND SECURITIES AT AMORTIZED COST

R$ thousands

Securities	On March 31, 2025						
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost	Fair value	Unrealized Gains/Losses (1)
- Financial	**2,805,598**	**15,063,031**	**20,026,848**	**186,759,199**	**224,654,676**	**216,669,386**	**(7,985,290)**
Debentures	2,571,823	3,054,239	2,284,306	47,947,624	55,857,992	54,079,726	(1,778,266)
National treasury notes	-	1,939,205	-	55,508,620	57,447,825	52,880,860	(4,566,965)
National treasury bills	4,999	5,546,718	14,963,759	25,042,927	45,558,403	43,844,162	(1,714,241)
Rural product notes	18,448	483,230	569,602	29,703,029	30,774,309	30,935,103	160,794
Promissory notes	-	1,975,818	2,202,891	13,259,851	17,438,560	17,796,484	357,924
Other	210,328	2,063,821	6,290	15,297,148	17,577,587	17,133,051	(444,536)
- Insurance Group	**-**	**136,977**	**-**	**52,159,897**	**52,296,874**	**45,602,629**	**(6,694,245)**
• Insurance and Capitalization bonds	**-**	**136,977**	**-**	**12,447,312**	**12,584,289**	**10,129,224**	**(2,455,065)**
- National treasury notes	-	136,977	-	12,447,312	12,584,289	10,129,224	(2,455,065)
• Pension plans	**-**	**-**	**-**	**39,712,585**	**39,712,585**	**35,473,405**	**(4,239,180)**
- National treasury notes	-	-	-	39,712,585	39,712,585	35,473,405	(4,239,180)
Total	**2,805,598**	**15,200,008**	**20,026,848**	**238,919,096**	**276,951,550**	**262,272,015**	**(14,679,535)**

(1) Gains and losses are not recognized in the financial statements.

I) Reconciliation of expected losses of financial assets at amortized cost:

R$ thousands

	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost as of January 1, 2025	**711,909**	**50,705**	**5,408,826**	**6,171,440**
Transferred to Stage 1	-	(2,739)	(4,347)	(7,086)
Transferred to Stage 2	(7,864)	-	(10,841)	(18,705)
Transferred to Stage 3	(2,603)	(6,400)	-	(9,003)
Transfer from Stage 1	-	7,864	2,603	10,467
Transfer from Stage 2	2,739	-	6,400	9,139
Transfer from Stage 3	4,347	10,841	-	15,188
New assets originated / (Assets settled or paid)/Remeasurement of expected credit loss	(11,193)	27,919	(268,232)	(251,506)
Expected loss of financial assets at amortized cost as of March 31, 2025	**697,335**	**88,190**	**5,134,409**	**5,919,934**

(1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

10) INTERBANK INVESTMENTS

a) Breakdown and maturity

	R$ thousands				
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Repurchase agreements:					
Own portfolio position	**3,261,684**	**455,254**	**809,997**	**16,075,601**	**20,602,536**
• National treasury notes	88,254	455,254	-	8,183,419	8,726,927
• National treasury bills	1,462,379	-	-	3,911,314	5,373,693
• Financial treasury bills	493	-	792,592	3,212,552	4,005,637
• Other	1,710,558	-	17,405	768,316	2,496,279
Funded position	**-**	**17,364,122**	**-**	**106,142,038**	**123,506,160**
• National treasury notes	-	17,364,122	-	59,426,871	76,790,993
• National treasury bills	-	-	-	16,346,552	16,346,552
• Financial treasury bills	-	-	-	30,368,615	30,368,615
Unrestricted position	**2,182,803**	**8,060,616**	**-**	**-**	**10,243,419**
• Financial treasury bills	2,182,803	8,060,616	-	-	10,243,419
Subtotal	**5,444,487**	**25,879,992**	**809,997**	**122,217,639**	**154,352,115**
Interest-earning deposits in other banks:					
• Interest-earning deposits in other banks:	3,328,114	2,254,644	3,542,952	3,864,530	12,990,240
Subtotal	**3,328,114**	**2,254,644**	**3,542,952**	**3,864,530**	**12,990,240**
Investments in foreign currencies:					
• Notice Period	91,731	-	-	-	91,731
• Fixed Term	959,247	-	-	-	959,247
Subtotal	**1,050,978**	**-**	**-**	**-**	**1,050,978**
On March 31, 2025	**9,823,579**	**28,134,636**	**4,352,949**	**126,082,169**	**168,393,333**
%	**5.8**	**16.7**	**2.6**	**74.9**	**100.0**

b) Income from interbank investment

These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments.

	R$ thousands
	Three-month period ended on March 31
	2025
Income from investments in purchase and sale commitments:	
• Own portfolio position	1,904,026
• Funded position	4,284,648
• Unrestricted position	315,945
Subtotal	**6,504,619**
Income from interest-earning deposits in other banks/Others	**1,152,871**
Total (Note 7f III)	**7,657,490**

11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK

a) Reserve requirement and Other deposits

		R$ thousands
	Remuneration	On March 31, 2025
Compulsory deposit – demand deposits	not remunerated	9,803,334
Compulsory deposit – savings deposits	savings index	24,879,976
Compulsory deposit – time deposits	Selic rate	71,132,530
Discretionary deposits at the Central Bank	Selic rate	10,899,999
Total		**116,715,839**

b) Revenue from compulsory and other deposits with the Brazilian Central Bank

	R$ thousands
	Three-month period ended on March 31
	2025
Reserve requirement – Bacen (Compulsory deposit)	2,582,573
Reserve requirement – SFH (1)	5,278
Total	**2,587,851**

(1) Deposits requirement to SFH (Housing Finance System) are recorded under caption "Other assets"

12) LOANS AND OTHER CREDIT EXPOSURES

a) Loans by type of product

	R$ thousands
	On March 31, 2025
Companies	**316,858,320**
- Financing and On-lending	**131,025,313**
- Financing and export	39,666,555
- Housing loans	30,043,967
- Onlending BNDES/Finame	20,905,416
- Vehicle loans	21,928,242
- Import	12,209,860
- Leases	6,271,273
- Borrowings	**169,796,417**
- Working capital	104,859,590
- Rural loans	10,312,911
- Other	54,623,916
- Limit operations (1)	**16,036,590**
- Credit card	9,052,094
- Overdraft for corporates/Individuals	6,984,496
Individuals	**411,363,829**
- Financing and On-lending	**150,033,260**
- Housing loans	107,272,367
- Vehicle loans	35,437,323
- Onlending BNDES/Finame	6,933,892
- Other	389,678
- Borrowings	**180,076,771**
- Personal credit	144,601,773
- Rural loans	15,938,134
- Other	19,536,864
- Limit operations (1)	**81,253,798**
- Credit card	74,857,441
- Overdraft for corporates/Individuals	6,396,357
Total portfolio	**728,222,149**
Impairment of loans	**(49,705,616)**
Total loans, net (2)	**678,516,533**

(1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and

(2) Composed of Loans Operations - R$ 565,495,073 thousand, Leases - R$ 6,377,835 thousand, and Other Financial Assets - R$ 106,643,626 thousand, net of provisions for expected losses.

b) Rural loans (Resource Allocation)

For the 2024/2025 Crop Plan, it is projected the allocation of rural loans in the amount to R$38,759,116 thousand, corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (50%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR – Rural Producer Bond and CDCA – Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities.

c) Reconciliation of the gross book value of loan operations

R$ thousands

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Originated/ Settlements	(Write off)	Balance on March 31, 2025 (1)
Companies	**282,633,333**	**(3,144,979)**	**(712,673)**	**708,766**	**170,281**	**3,990,559**	**-**	**283,645,287**
- Financing	125,114,755	(779,663)	(222,761)	197,905	67,683	(799,149)	-	123,578,770
- Borrowings	145,133,328	(2,067,100)	(440,856)	442,517	97,957	3,165,803	-	146,331,649
- Revolving	12,385,250	(298,216)	(49,056)	68,344	4,641	1,623,905	-	13,734,868
Individuals	**347,118,718**	**(6,528,325)**	**(1,117,456)**	**2,271,717**	**783,472**	**12,318,690**	**-**	**354,846,816**
- Financing	132,000,317	(2,241,697)	(378,019)	860,571	117,750	5,944,600	-	136,303,522
- Borrowings	149,534,315	(2,850,346)	(633,374)	951,514	317,570	5,362,921	-	152,682,600
- Revolving	65,584,086	(1,436,282)	(106,063)	459,632	348,152	1,011,169	-	65,860,694
Total	**629,752,051**	**(9,673,304)**	**(1,830,129)**	**2,980,483**	**953,753**	**16,309,249**	**-**	**638,492,103**

(1) Of the total assets allocated in the first stage, R$ 972,569 thousand have delays exceeding 30 days.

R$ thousands

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Originated/Settlements	(Write off)	Balance on March 31, 2025
Companies	**6,946,383**	**(708,766)**	**(1,424,143)**	**3,144,979**	**129,778**	**(276,088)**	**-**	**7,812,143**
- Financing	1,861,943	(197,905)	(211,883)	779,663	13,460	(229,556)	-	2,015,722
- Borrowings	4,363,092	(442,517)	(1,023,602)	2,067,100	111,054	(130,917)	-	4,944,210
- Revolving	721,348	(68,344)	(188,658)	298,216	5,264	84,385	-	852,211
Individuals	**21,911,700**	**(2,271,717)**	**(3,759,184)**	**6,528,325**	**1,158,015**	**(61,235)**	**-**	**23,505,904**
- Financing	8,443,456	(860,571)	(827,385)	2,241,697	92,244	(413,661)	-	8,675,780
- Borrowings	9,169,428	(951,514)	(1,878,876)	2,850,346	979,362	(114,451)	-	10,054,295
- Revolving	4,298,816	(459,632)	(1,052,923)	1,436,282	86,409	466,877	-	4,775,829
Total	**28,858,083**	**(2,980,483)**	**(5,183,327)**	**9,673,304**	**1,287,793**	**(337,323)**	**-**	**31,318,047**

Stage 3								R$ thousands
	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Originated/ Settlements	(Write off)	Balance on March 31, 2025 (1) (2)
Pessoa Jurídica	**26,373,476**	**(170,281)**	**(129,778)**	**712,673**	**1,424,143**	**4,505**	**(2,813,848)**	**25,400,890**
- Financiamentos	5,494,788	(67,683)	(13,460)	222,761	211,883	(357,130)	(60,338)	5,430,821
- Empréstimos	19,479,034	(97,957)	(111,054)	440,856	1,023,602	225,525	(2,439,448)	18,520,558
- Rotativos	1,399,654	(4,641)	(5,264)	49,056	188,658	136,110	(314,062)	1,449,511
Pessoa Física	**34,274,975**	**(783,472)**	**(1,158,015)**	**1,117,456**	**3,759,184**	**1,669,651**	**(5,868,670)**	**33,011,109**
- Financiamentos	4,432,803	(117,750)	(92,244)	378,019	827,385	(322,044)	(52,211)	5,053,958
- Empréstimos	18,622,180	(317,570)	(979,362)	633,374	1,878,876	971,380	(3,469,002)	17,339,876
- Rotativos	11,219,992	(348,152)	(86,409)	106,063	1,052,923	1,020,315	(2,347,457)	10,617,275
Total	**60,648,451**	**(953,753)**	**(1,287,793)**	**1,830,129**	**5,183,327**	**1,674,156**	**(8,682,518)**	**58,411,999**

(1) Of the total assets allocated to the third stage, R$ 21,312,150 thousand originated from restructured operations; and
(2) We do not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues.

Consolidated - All stages				R$ thousands
	Balance on January 1, 2025	Originated/ Settlements	(Write off) (1)	Balance on March 31, 2025 (1)
Companies	**315,953,192**	**3,718,976**	**(2,813,848)**	**316,858,320**
- Financing	132,471,486	(1,385.835)	(60,338)	131,025,313
- Borrowings	168,975,454	3,260,411	(2,439,448)	169,796,417
- Revolving	14,506,252	1,844,400	(314,062)	16,036,590
Individuals	**403,305,393**	**13,927,106**	**(5,868,670)**	**411,363,829**
- Financing	144,876,576	5,208,895	(52,211)	150,033,260
- Borrowings	177,325,923	6,219,850	(3,469,002)	180,076,771
- Revolving	81,102,894	2,498,361	(2,347,457)	81,253,798
Total	**719,258,585**	**17,646,082**	**(8,682,518)**	**728,222,149**

(1) Of the total operations, R$ 638,492,103 thousand have low credit risk compared to the total portfolio.

d) Reconciliation of expected losses from loans

R$ thousands

Stage 1	Balance on January 1, 2025	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2025
Companies	**3,594,618**	**(129,231)**	**(41,818)**	**61,145**	**84,650**	**(3,801)**	**-**	**3,565,563**
- Financing	1,001,834	(21,222)	(4,262)	15,792	34,037	37,363	-	1,063,542
- Borrowings	2,273,738	(96,221)	(31,222)	42,833	48,767	(97,964)	-	2,139,931
- Revolving	319,046	(11,788)	(6,334)	2,520	1,846	56,800	-	362,090
Individuals	**6,157,999**	**(291,686)**	**(125,538)**	**227,977**	**342,435**	**(139,904)**	**-**	**6,171,283**
- Financing	437,710	(34,053)	(11,828)	39,025	27,688	(17,557)	-	440,985
- Borrowings	3,845,053	(202,971)	(106,464)	164,356	167,087	(18,511)	-	3,848,550
- Revolving	1,875,236	(54,662)	(7,246)	24,596	147,660	(103,836)	-	1,881,748
Total	**9,752,617**	**(420,917)**	**(167,356)**	**289,122**	**427,085**	**(143,705)**	**-**	**9,736,846**

R$ thousands

Stage 2	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2025
Companies	**988,363**	**(61,145)**	**(322,289)**	**129,231**	**79,187**	**248,380**	**-**	**1,061,727**
- Financing	238,312	(15,792)	(50,167)	21,222	6,709	66,672	-	266,956
- Borrowings	619,065	(42,833)	(196,383)	96,221	70,179	78,946	-	625,195
- Revolving	130,986	(2,520)	(75,739)	11,788	2,299	102,762	-	169,576
Individuals	**3,236,267**	**(227,977)**	**(1,387,820)**	**291,686**	**636,969**	**1,157,023**	**-**	**3,706,148**
- Financing	414,750	(39,025)	(120,938)	34,053	23,846	117,690	-	430,376
- Borrowings	2,158,363	(164,356)	(908,484)	202,971	579,738	609,005	-	2,477,237
- Revolving	663,154	(24,596)	(358,398)	54,662	33,385	430,328	-	798,535
Total	**4,224,630**	**(289,122)**	**(1,710,109)**	**420,917**	**716,156**	**1,405,403**	**-**	**4,767,875**

R$ thousands

Stage 3	Balance on January 1, 2025	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Constitution/ (Reversion)	(Write off)	Balance on March 31, 2025
Companies	**15,090,689**	**(84,650)**	**(79,187)**	**41,818**	**322,289**	**2,024,793**	**(2,813,848)**	**14,501,904**
- Financing	2,180,059	(34,037)	(6,709)	4,262	50,167	58,375	(60,338)	2,191,779
- Borrowings	12,049,650	(48,767)	(70,179)	31,222	196,383	1,694,309	(2,439,448)	11,413,170
- Revolving	860,980	(1,846)	(2,299)	6,334	75,739	272,109	(314,062)	896,955
Individuals	**21,391,524**	**(342,435)**	**(636,969)**	**125,538**	**1,387,820**	**4,642,183**	**(5,868,670)**	**20,698,991**
- Financing	1,790,547	(27,688)	(23,846)	11,828	120,938	352,455	(52,211)	2,172,023
- Borrowings	12,686,999	(167,087)	(579,738)	106,464	908,484	2,339,107	(3,469,002)	11,825,227
- Revolving	6,913,978	(147,660)	(33,385)	7,246	358,398	1,950,621	(2,347,457)	6,701,741
Total	**36,482,213**	**(427,085)**	**(716,156)**	**167,356**	**1,710,109**	**6,666,976**	**(8,682,518)**	**35,200,895**

R$ thousands

Consolidated - All stages	Balance on January 1, 2025	Constitution/ (Reversion) (1)	(Write off)	Balance on March 31, 2025
Companies	**19,673,670**	**2,269,372**	**(2,813,848)**	**19,129,194**
- Financing	3,420,205	162,410	(60,338)	3,522,277
- Borrowings	14,942,453	1,675,291	(2,439,448)	14,178,296
- Revolving	1,311,012	431,671	(314,062)	1,428,621
Individuals	**30,785,790**	**5,659,302**	**(5,868,670)**	**30,576,422**
- Financing	2,643,007	452,588	(52,211)	3,043,384
- Borrowings	18,690,415	2,929,601	(3,469,002)	18,151,014
- Revolving	9,452,368	2,277,113	(2,347,457)	9,382,024
Total	**50,459,460**	**7,928,674**	**(8,682,518)**	**49,705,616**

(1) Relates to early settlements, maturities and modifications.

e) Restructured Loans Operations

The total balance of "Loans Operations with expected losses" associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client's creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client's actual payment capacity.

The following table shows changes made and our analysis of our portfolio of restructured loans:

	R$ thousands
Opening balance on January 1, 2025	**34,755,068**
Amount restructured (1)	4,294,803
Amount received/Others (2)	(3,305,094)
Write-offs	(4,123,217)
Final balance as of March 31, 2025	**31,621,560**
Expected credit loss associated with credit risk	(17,679,456)
Total of restructured loan operations, net of expected loss	**13,942,104**

Expected loss on restructured loan operations as a percentage of total restructured loan operations	55.9%
Total of restructured loan operations as a percentage of the total credit portfolio	4.3%
Total restructured loan operations as a percentage of the total loans, net of expected loss	4.7%

(1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows, so the accounting procedures for treating restructured operations are the same as for restructured operations; and
(2) Includes the settlement of restructured contracts through the realization of new operations.

At the time a loan is modified, Management considers the new loan's conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client's capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance acounts accounts, as well as any gains from restructurings, are recognized only when received.

f) Expected losses net of recoveries

Provision expense for expected losses associated with credit risk, net of recovery of written-off credits.

	R$ thousands
	Three-month period ended on March 31, 2025
Amount constituted	8,334,917
Amount recovered	(1,306,919)
Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1)	**7,027,998**

(1) In the cumulative period ending March 31, 2025, there were credit assignments from operations already written off as losses in the amount of R$ 521,759 thousand, with a sale value of R$ 66,597 thousand, and credit assignment from active operations in the amount of R$ 2,662 thousand, with a sale value of R$ 76 thousand, without retention of risks and benefits.

g) Items not recorded on the balance sheet

The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance):

	R$ thousands
	On March 31, 2025
Commitments to extend credit (1)	328,699,826
Financial guarantees (2)	116,462,126
Letters of credit for imports	616,229
Total	**445,778,181**

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and
(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments.

Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management.

The letters of credit are commitments issued to ensure a client's performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions.

13) OTHER FINANCIAL ASSETS

a) Sundry

	R$ thousands
	On March 31, 2025
Receivables related to payment transactions	61,120,139
Trade and credit receivables	34,178,276
Debtors for escrow deposits	21,876,977
Advances on foreign exchange contracts	16,143,968
Receivables	7,375,202
Specific amounts	6,844,062
Securities trading	4,664,024
Other	1,036,830
Total	**153,239,478**

14) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

a) Composition of Investments in associates and jointly controlled entities (joint venture)

R$ thousands

Companies	On March 31, 2025										
	Headquarters' location	Equity interest	Shareholding interest with voting rights	Investment book value	Current assets	Non - current assets	Current liabilities	Non-current liabilities	Share of profit (loss) of associates and jointly controlled entities (1)	Accumulated other comprehensive income	Total comprehensive income
Haitong Banco de Investimento do Brasil S.A.	São Paulo - Brazil	20.00%	20.00%	119,185	5,647,359	2,154,441	5,026,905	2,199,271	20,513	2,875	23,388
Tecnologia Bancária S.A. (2)	São Paulo - Brazil	24.55%	24.32%	242,445	859,446	2,307,846	732,677	1,468,220	1,208	-	1,208
Swiss Re Corporate Solutions Brasil (2)	São Paulo - Brazil	40.00%	40.00%	552,724	2,712,444	2,223,316	2,950,244	841,602	3,589	(10,985)	(7,396)
Gestora de Inteligência de Crédito S.A. (2)	São Paulo - Brazil	16.82%	16.00%	55,921	177,889	1,039,466	280,389	607,200	(376)	-	(376)
Other (3)				10,683,483					160,715		
Total investments in associates				**11,653,758**					**185,649**		
Elo Participações Ltda. (4)	São Paulo - Brazil	50.01%	50.01%	497,528	920,770	5,155,337	946,303	4,134,949	202,024	(78,051)	123,973
Total investments in joint ventures				**497,528**					**202,024**		
Total on March 31, 2025				**12,151,286**					**387,673**		

(1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable;
(2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation;
(3) Primarily includes investments in Cielo S.A and Banco John Deere; and
(4) Brazilian company, provider of services related to credit and debit cards and other means of payment.

15) PREMISES AND EQUIPMENT

a) Compositon by class of premises and equipment

	R$ thousands				
	Estimated useful life	Cost	Accumulated depreciation	Accumulated impairment of non-financial assets	Net notional value
Buildings	4%	1,271,623	(1,048,711)	(248)	222,664
Land	-	692,106	-	-	692,106
Installations, premises and equipment for use	10%	5,078,371	(3,302,899)	(1,115)	1,774,357
Rights of Use (1)	-	3,277,219	(632,500)	-	2,644,719
Security and communication systems	10% to 20%	396,477	(273,955)	(3,430)	119,092
Data processing systems (1)	20% to 40%	7,054,225	(4,500,038)	(8,943)	2,545,244
Transportation systems	10% to 20%	313,205	(114,042)	-	199,163
Assets under construction	-	219,171	(144)	-	219,027
Balance on March 31, 2025 (1)		**18,302,397**	**(9,872,289)**	**(13,736)**	**8,416,372**

(1) Includes underlying assets identified in lease contracts recognized within the scope of Resolution No. 4,975/21.

We have entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation.

b) Net change in premises and equipment in use by class

	R$ thousands							
	Buildings	Land	Installations, premises and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Other (1)	Total (2)
Balance as of January 1, 2025	**330,752**	**713,838**	**2,079,067**	**119,670**	**3,432,633**	**207,142**	**547,277**	**7,430,379**
Additions/(reductions)	(96,217)	(21,732)	(181,873)	6,543	(704,506)	246	2,616,224	1,618,685
Depreciation	(11,871)	-	(122,837)	(7,121)	(182,883)	(8,225)	(299,755)	(632,692)
Balance on March 31, 2025	**222,664**	**692,106**	**1,774,357**	**119,092**	**2,545,244**	**199,163**	**2,863,746**	**8,416,372**

(1) Includes premises and equipment in Progress and Rights of Use; and
(2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21.

The fixed assets to shareholders' equity ratio is 25.0% when only considering companies and payment institutions within the economic group (the "Prudential Conglomerate"), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21.

16) INTANGIBLE ASSETS

a) Goodwill

The goodwill recognized from investment acquisitions totaled R$4,433,560 thousand, net of provisions for impairment and accumulated amortization, of which: (i) R$2,573,850 thousand recognized in 'Investments' arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$ 1,859,710 thousand arose from the acquisition of shares of

subsidiaries, relating to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets (Note 14b - net amortization cost totaled R$2,468,684 thousand, without considering provisions for impairment of assets).

Goodwill was amortized in the first quarter of 2025 in the amount of R$73,903 thousand.

b) Intangible assets

Acquired intangible assets consist of:

	R$ thousands				
	On March 31, 2025				
	Rate of Amortization (1)	Cost	Accumulated amortization	Accumulated impairment of non-financial assets	Cost net of amortization
Acquisition of rights to provide financial services	Contract	9,322,212	(3,977,228)	(102,602)	5,242,382
Software	Up to 10%	24,334,892	(14,180,203)	(4,268)	10,150,421
Goodwill (2)	Up to 20%	13,837,298	(11,428,072)	(549,516)	1,859,710
Other	Contract	2,490,184	(1,270,025)	(18,104)	1,202,055
Total on March 31, 2025		**49,984,586**	**(30,855,528)**	**(674,490)**	**18,454,568**

(1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under "Other Administrative Expenses"; and (ii) Acquisition of rights to provide financial services and Goodwill in "Other Operating Expenses";

(2) On March 31, 2025, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$772,096 thousand, Odonto System – R$7,126 thousand, Bradescard Mexico – R$7,071 thousand, Kirton Bank - R$397,774 thousand, RCB Investimentos – R$6,166 thousand, Banco Digio – R$113,106 thousand and Tivio Capital Distribuidora de Valores Mobiliários – R$117,629 thousand.

c) Changes in intangible assets by type

	R$ thousands			
	On January 1, 2025	Additions / (reductions)	Amortization for the period	On March 31, 2025
Acquisition of rights to provide financial services	5,553,483	201,934	(513,035)	5,242,382
Software	10,287,797	548,656	(686,032)	10,150,421
Goodwill – Future profitability	660,471	14,856	(49,342)	625,985
Goodwill – Based on intangible assets	903,626	-	(23,282)	880,344
Goodwill – Difference in fair value of assets/liabilities	354,660	-	(1,279)	353,381
Other	1,230,115	20,782	(48,842)	1,202,055
Total	**18,990,152**	**786,228**	**(1,321,812)**	**18,454,568**

17) OTHER ASSETS

	R$ thousands
	On March 31, 2025
Interbank and interdepartmental accounts	1,733,739
Other debtors	4,663,715
Prepaid expenses	4,184,647
Other assets and values	75,958
Other (1)	5,503,868
Total	**16,161,927**

(1) Includes: (i) material in stock, amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights; (ii) investment property, in the amount of R$1,849,655 thousand; and (iii) R$ 2,060,445 thousand of shares in publicly-held companies received as payment in 2024, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report.

a) Non-financial assets held for sale

	R$ thousands		
	On March 31, 2025		
	Cost	Accumulated impairment of non-financial assets	Cost net of provision
Real estate	2,339,179	(1,257,051)	1,082,128
Vehicles and similar	826,525	(372,744)	453,781
Machinery and equipment	3,621	(2,656)	965
Total on March 31, 2025	**3,169,325**	**(1,632,451)**	**1,536,874**

b) Prepaid expenses

	R$ thousands
	On March 31, 2025
Deferred insurance acquisition costs (1)	2,531,139
Commission for the placement of loans and financing (2)	8,529
Advertising and marketing expenses (3)	237,260
Other (4)	1,407,719
Total	**4,184,647**

(1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3) Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, primarily: (i) advanced payment of commissions concerning the operational agreement to offer credit cards and other products; (ii) card issue costs; and (iii) Prepayments of Information.

18) DEPOSITS FROM BANKS

	R$ thousands				
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Demand deposits - Financial Institutions	1,254,832	-	-	-	1,254,832
Interbank deposits	409,037	266,337	172,022	85,917	933,313
Securities sold under agreements to repurchase (a)	273,418,723	4,961,437	101	1,303,152	279,683,413
Borrowings (b)	5,176,868	19,670,242	9,938,832	1,435,400	36,221,342
Onlending (c)	1,200,569	4,406,134	5,058,549	17,512,417	28,177,669
Total on March 31, 2025	**281,460,029**	**29,304,150**	**15,169,504**	**20,336,886**	**346,270,569**
%	**81.3**	**8.5**	**4.4**	**5.8**	**100.0**

a) Securities sold under agreements to repurchase

	R$ thousands				
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Own securities	**124,070,066**	**1,371,520**	**101**	**1,303,152**	**126,744,839**
• Government securities	118,428,403	1,363,924	101	-	119,792,428
• Foreign	5,641,663	7,596	-	1,303,152	6,952,411
Sale of securities purchased under reverse repos (1)	**131,362,599**	**3,589,917**	**-**	**-**	**134,952,516**
Sale of securities with no restriction on right to resell or repledge the collateral (1)	**17,986,058**	**-**	**-**	**-**	**17,986,058**
Total on March 31, 2025	**273,418,723**	**4,961,437**	**101**	**1,303,152**	**279,683,413**
%	**97.7**	**1.8**	**-**	**0.5**	**100.0**

(1) Represented by government securities.

b) Borrowing

	R$ thousands				
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Overseas	**5,176,868**	**19,670,242**	**9,938,832**	**1,435,400**	**36,221,342**
Total on March 31, 2025	**5,176,868**	**19,670,242**	**9,938,832**	**1,435,400**	**36,221,342**
%	**14.3**	**54.3**	**27.4**	**4.0**	**100.0**

c) On-lending [(1)]

	R$ thousands				
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
In Brazil	**1,200,569**	**4,406,134**	**5,058,548**	**17,512,417**	**28,177,668**
- FINAME	697,592	3,036,372	3,051,794	12,161,568	18,947,326
- BNDES	334,742	1,369,762	1,552,095	5,349,530	8,606,129
- National Treasury	-	-	454,660	-	454,660
- Other institutions	168,235	-	-	1,319	169,554
Total on March 31, 2025	**1,200,569**	**4,406,134**	**5,058,549**	**17,512,417**	**28,177,669**
%	**4.3**	**15.6**	**18.0**	**62.1**	**100.0**

(1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

d) Borrowing and on-lending expenses

	R$ thousands
	Three-month period ended on March 31, 2025
Borrowing:	
- In Brazil	55,797
- Overseas	(1,203,247)
- Foreign exchange variation from other assets and liabilities overseas	2,087,903
Subtotal borrowing	**940,453**
On-lending in Brazil:	
- BNDES	156,307
- FINAME	498,504
- National Treasury	7,182
- Other institutions	1,100
On-lending overseas:	
- Payables to foreign bankers	49,998
Subtotal on-lending	**713,091**
Total	**1,653,544**

e) Expenses for market funding

	R$ thousands
	Three-month period ended on March 31, 2025
Savings deposits	2,185,122
Time deposits	9,997,211
Securities sold under agreements to repurchase	8,119,122
Funds from securities issued (Note 20a)	5,590,930
Subordinated debts (Note 21b)	1,963,052
Other funding expenses	86,299
Total	**27,941,736**

19) DEPOSITS FROM CUSTOMERS

					R$ thousands
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Demand deposits - customers (1)	32,430,856	-	-	-	32,430,856
Savings deposits (1)	126,124,055	-	-	-	126,124,055
Time deposits (2)	34,768,343	52,395,587	84,548,094	290,049,762	461,761,786
Total on March 31, 2025	**193,323,254**	**52,395,587**	**84,548,094**	**290,049,762**	**620,316,697**
%	**31.2**	**8.4**	**13.6**	**46.8**	**100.0**

(1) Classified within 1 to 30 days, without considering the historical turnover; and
(2) Considers the maturities established in the contracts.

20) SECURITIES ISSUED

					R$ thousands
	On March 31, 2025				
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total
Securities – Brazil:					
- Letters of credit for real estate	1,899,172	10,375,359	28,466,851	20,198,626	60,940,008
- Letters of credit for agribusiness	2,593,491	14,513,148	19,180,884	10,869,297	47,156,820
- Financial bills	3,115,920	11,524,910	23,492,938	68,783,669	106,917,437
- Letters of credit guaranteed by property (1)	1,226,712	7,321,549	4,881,299	20,070,608	33,500,168
Subtotal	**8,835,295**	**43,734,966**	**76,021,972**	**119,922,200**	**248,514,433**
Securities – Overseas:					
- MTN Program Issues (2)	767,787	78,360	85,027	3,628,834	4,560,008
- Securitization of future flow of money orders received from overseas	-	71,529	-	5,742,117	5,813,646
- Issuance costs	-	-	-	(57,934)	(57,934)
Subtotal	**767,787**	**149,889**	**85,027**	**9,313,017**	**10,315,720**
Structured Operations Certificates	**104,166**	**577,038**	**410,516**	**3,263,803**	**4,355,523**
Total on March 31, 2025	**9,707,248**	**44,461,893**	**76,517,515**	**132,499,020**	**263,185,676**
%	**3.7**	**16.9**	**29.1**	**50.3**	**100.0**

(1) Funding guaranteed by the real estate credit portfolio, in the amount of R$35,133,261 thousand, which complies with the requirements determined by BACEN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 226 and 239 months and a term of 35 and 24 months, the credit rights correspond to 2.14% of total assets and 40.11% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with BACEN Resolution No. 5,001/22;
(2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

a) Movement of fund from securities issued

	R$ thousands
	2025
Opening balance on January 1	**257,977,344**
Issuance	22,064,677
Interest accrued	5,590,930
Settlement and interest payments	(22,281,001)
Foreign exchange variation	(166,274)
Balance on March 31	**263,185,676**

21) SUBORDINATED DEBT

a) Composition by maturity

Maturity	R$ thousands		
	Original term in years	Nominal amount	On March 31, 2025
In Brazil			
Financial bills:			
2025	7	3,871,906	6,875,712
2027	7	401,060	662,833
2025	8	3,135,864	3,234,638
2026	8	694,800	1,232,244
2028	8	55,437	91,751
2030	8	2,368,200	3,483,093
2025	9	15,570	45,097
2027	9	89,700	169,515
2025	10	178,937	674,586
2026	10	196,196	594,004
2027	10	256,243	541,375
2028	10	248,300	523,395
2030	10	134,500	215,875
2031	10	7,270,000	11,724,304
2032	10	5,378,500	7,875,256
2033	10	531,000	649,931
2026	11	2,500	4,143
2027	11	47,046	106,485
2028	11	74,764	164,562
Perpetual		19,153,355	20,057,139
Total (1) (2)			**58,925,938**

(1) Includes the amount of R$45,268,293 thousand, relating to subordinated debts recognized as "Eligible Debt Capital Instruments" for regulatory capital purpose; and

(2) The information on results is presented in Note 18e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

b) Movement of subordinated debts

	R$ thousands
	2025
Opening balance on January 1	**57,458,927**
Issuance	5,555,700
Interest accrued	1,963,052
Settlement and interest payments	(6,051,741)
Balance on March 31	**58,925,938**

22) OTHER FINANCIAL LIABILITIES

	R$ thousands
	On March 31, 2025
Interbank and interdepartmental accounts	41,406,167
Securities trading	6,269,309
Lease liabilities (a)	3,718,682
Obligations for operations linked to assignment	3,234,297
Total	**54,628,455**

a) Leases liabilities

	R$ thousands
Final balance as of January 1, 2025	**3,014,544**
Remeasurement and new contracts	989,290
Payments	(372,709)
Appropriation of financial charges	87,557
Final balance as of March 31, 2025	**3,718,682**

Maturity of leases

The maturity of these financial liabilities as of March 31, 2025 is divided as follows: R$744,814 thousand up to one year, R$1,809,750 thousand between 1 and 5 years and R$579,406 thousand over 5 years.

Impacto on the statement of income

The impact on the income for the period ended March 31, 2025, was: "Expenses of depreciation" – R$299,755 thousand, "Interest and similar expenses" – R$87,557 thousand.

23) PROVISIONS

a) Insurance, Pension Plans and Capitalization bonds

I) Technical provisions

	R$ thousands			
	On March 31, 2025			
	Insurance	Life and pension plans	Capitalization bonds	Total
Current and long-term liabilities				
Mathematical reserve for unvested benefits (PMBAC)	1,260,368	349,594,045	-	350,854,413
Mathematical reserve for vested benefits (PMBC)	495,201	12,854,355	-	13,349,556
Mathematical reserve for capitalization bonds (PMC)	-	-	8,217,692	8,217,692
Reserve for claims incurred but not reported (IBNR)	8,117,601	951,483	-	9,069,084
Unearned premium reserve	7,425,174	3,066,249	-	10,491,423
Reserve for unsettled claims (PSL)	7,029,227	1,529,932	-	8,559,159
Reserve for financial surplus (PET)	-	692,257	-	692,257
Reserve for draws (PSR) and Reserve for redemptions (PR)	-	-	1,550,681	1,550,681
Other provisions	4,842,759	6,562,341	83,962	11,489,062
Total technical provisions	**29,170,330**	**375,250,662**	**9,852,335**	**414,273,327**

II) Guarantees for technical provisions

				R$ thousands
	On March 31, 2025			
	Insurance	Life and pension plans	Capitalization bonds	Total
Total technical provisions	**29,170,330**	**375,250,662**	**9,852,335**	**414,273,327**
(-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4)	-	(316,616,883)	-	(316,616,883)
(-) Commercialization surcharge – extended warranty	(310,661)	-	-	(310,661)
(-) Portion corresponding to contracted reinsurance	(20,958)	(14,037)	-	(34,995)
(-) Premiums receivables	(2,798,160)	-	-	(2,798,160)
(-) Unearned premium reserve – Health and dental insurance (3)	(2,553,240)	-	-	(2,553,240)
(-) Other deductions - Health and dental insurance (3)	(4,360,776)	-	-	(4,360,776)
Technical provisions to be covered	**19,126,535**	**58,619,742**	**9,852,335**	**87,598,612**
Investment fund quotas (excluding VGBL and PGBL)	8,130,218	23,826,629	5,917,836	37,874,683
Government securities	14,335,842	34,540,140	4,024,434	52,900,416
Stocks	-	763,535	-	763,535
Private securities	220,462	532,531	-	752,993
Total assets held to guarantee technical provisions	**22,686,522**	**59,662,835**	**9,942,270**	**92,291,627**

(1) "Other reserves" - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,724,944 thousand and the Reserve for Related Expenses of R$96,627 thousand;
(2) "Other reserves" - Life and Pension Plan mainly includes the "Reserve for redemption and other amounts to be settled" in the amount of R$4,752,535 thousand, "Reserve for related expenses" of R$259,831 thousand;
(3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and
(4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions.

III) Income from insurance, pension plans and capitalization bonds

	R$ thousands
	On March 31, 2025
Written premiums	17,714,034
Pension plan contributions (including VGBL)	10,552,323
Capitalization bond revenues	1,744,330
Ceded coinsurance premiums	(13,437)
Refunded premiums	(6,208)
Insurance, pension plan and capitalization bond net premiums written	**29,991,042**
Reinsurance premiums paid	(4,641)
Insurance, pension plan and capitalization bond retained premiums	**29,986,401**
Changes in technical provisions for insurance, pension plans and capitalization bonds	(12,832,130)
Capitalization bond prize draws and redemptions	(1,519,586)
Retained claims	(11,073,119)
Insurance, pension plan and capitalization expenses	(1,218,222)
Other income from insurance, pension plans and capitalization bonds	**3,343,344**

b) Other provisions

	R$ thousands
	On March 31, 2025
Provision for contingencies (Note 24)	17,817,803
Other (1)	13,951,060
Total	**31,768,863**

(1) Primarily includes provisions for payments to be made related to obligations with employees and other administrative provisions.

24) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a) Contingent assets

Contingent assets are not recognized in the consolidated financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b) Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits.

I - Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid "overtime", pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, and inflation adjustment on the average calculated values.

Overtime is monitored by using electronic timecards and paid regularly during the employment contract, so that the claims filed by Bradesco's former employees do not represent individually significant amounts.

II - Civil claims

These are claims for indemnification referring to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually monitored and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government's economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney's General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so.

It should be noted that, with regard to these disputes over economic plans, the Federal Supreme Court (STF) has suspended the progress of all proceedings without a final judgment, until there is a definitive ruling by that Court on the disputed right.

III - Provision for tax risks

The Organization has been discussing judicially the legality and constitutionality of certain taxes and contributions ("legal obligations") which have been fully provisioned have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are:

- PIS and Cofins - R$3,308,461 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base;

- Pension Contributions – R$2,017,356 thousand: official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding Income Tax on such financial contributions;

- PIS and Cofins - R$860,490 thousand: Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); and

- INSS – Contribution to SAT – R$534,469 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits.

IV - Provisions by nature

	R$ thousands
	On March 31, 2025
Labor claims	2,714,889
Civil claims	7,488,478
Provision for tax risks	7,614,436
Total (Note 23b)	**17,817,803**

V - Changes in provisions

			R$ thousands
	Labor	Civil	Tax
Balance on January 1, 2025	**2,613,403**	**7,827,251**	**7,457,160**
Adjustment for inflation	67,537	128,554	122,454
Provisions, net of (reversals and write-offs)	895,689	303,624	71,850
Payments	(861,740)	(770,951)	(37,028)
Balance on March 31, 2025	**2,714,889**	**7,488,478**	**7,614,436**

c) Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which any of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on March 31, 2025, R$12,675,876 thousand for civil claims and R$47,063,720 thousand for tax proceedings.

The main tax proceedings with this classification are:

- IRPJ and CSLL deficiency note – 2012 to 2015 – R$12,455,519 thousand: due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

- COFINS – 1999 to 2014 – R$10,033,223 thousand: assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98);

- IRPJ and CSLL – 2006 to 2020 – R$9,445,680 thousand relating to goodwill amortization being disallowed on the acquisition of investments;

- IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,279,918 thousand: relating to disallowance of expenses with credit losses;

- IRPJ and CSLL deficiency note – 2000 to 2014 – R$990,234 thousand: relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of carry-forward tax loss deductibles;

- PIS and COFINS notifications and disallowances of compensations – R$1,904,561 thousand: relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies;

- Interest on Own Capital (TJLP) – Base year 2019 – R$201,401: IRPJ/CSLL assessments relating to the year 2019 questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); and

- PLR - Profit Sharing - Base years from 2009 to 2011 - R$195,073 thousand assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00.

25) OTHER LIABILITIES

	R$ thousands
	On March 31, 2025
Sundry creditors	7,060,004
Social and statutory	7,823,348
Payment of taxes and other contributions	6,662,896
Foreign currency payment orders	3,988,594
Obligations for quotas of investment funds	2,473,950
Tax and Social Security	2,419,961
Credit card operations	1,302,762
Anticipated administration fee	857,931
Liabilities for acquisition of assets and rights	849,343
Other (1)	6,443,747
Total	**39,882,536**

(1) Includes credits for resources to be released and obligations for payment resources.

26) SHAREHOLDERS' EQUITY

a) Capital stock in nunber of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31, 2025
Common	5,303,870,781
Preferred	5,288,141,247
Subtotal	**10,592,012,028**
Treasury (common shares) (1)	(7,500,000)
Treasury (preferred shares) (1)	(7,500,000)
Total outstanding shares	**10,577,012,028**

(1) In January, 4,970,900 Treasury shares were acquired. On February 7, 2025, the cancellation of 50,158,200 Treasury shares issued by the Company was approved (item d). Following this date, there was an acquisition of 15,000,000 shares to be held in Treasury.

b) Profit reserves

	R$ thousands
	On March 31, 2025
Profit reserves	
- Legal reserve (1)	14,585,082
- Statutory reserve (2)	72,293,055
Total	**86,878,137**

(1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and
(2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock.

c) Interest on Shareholders' Equity/dividends

Bradesco's capital remuneration policy aims to distribute interest on shareholders' equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company's Bylaws.

At a meeting of the Board of Directors on March 20, 2025, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2025, in the amount of R$2,300,000 thousand, which represents R$0.207112492 per common share and R$0.227823742 per preferred share, whose payment occurred until October 31, 2025.

Interest on shareholders' equity for the period ended March 31, 2025, is calculated as follows:

	R$ thousands	% (1)
Net income for the period	5,802,082	
(-) Legal reserve	290,104	
Adjusted calculation basis	**5,511,978**	
Monthly and intermediary interest on shareholders' equity (gross), paid	575,269	
Provisioned intermediary interest on shareholders' equity (gross)	2,300,000	
Additional provisioned interest on equity (gross)	378,941	
Withholding income tax on interest on shareholders' equity	(488,131)	
Interest on shareholders' equity (net) accumulated on March 31, 2025	**2,766,079**	**50.18**

(1) Percentage of interest on shareholders' equity/the adjusted calculation basis.

Interest on shareholders' equity were paid or recognized in provisions, as follows:

Description	Per share (gross) - R$		R$ thousands		
	Common	Preferred	Amount paid/provisioned	Withholding Income Tax (IRRF) (15%)	Net amount paid/provisioned
Monthly interest on shareholders' equity paid	0.051749	0.056924	575,269	86,290	488,979
Provisioned intermediary interest on shareholders' equity (1)	0.207112	0.227824	2,300,000	345,000	1,955,000
Supplementary interest on shareholders' equity provisioned	0.034123	0.037536	378,941	56,841	322,100
Total accrued in three-month period ended on March 31, 2025	**0.292985**	**0.322283**	**3,254,210**	**488,131**	**2,766,079**

(3) To be paid by October 31, 2025.

d) Treasury shares

On February 7, 2025, the Board of Directors decided to cancel the 50,158,200 registered book-entry shares with no par value issued by the Company, consisting of 26,433,900 common shares and 23,724,300 preferred shares, held in treasury, which were acquired through the share buyback program in effect since November 7, 2023.

On March 31, 2025, 7,500,00 commmon share and 7,500,00 preferred shares remained in treasury, amounting to R$168,625 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$10.73 and R$10.85 and per preferred share (PN) is R$11.53, R$11.75 and R$11.96 respectively. The market value of these shares, on March 31, 2025, was R$11.35 per common share and R$12.67 per preferred share.

e) Earnings per share

i. Basics earnings per share

Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below:

	Three-month period ended on March 31
	2025
Net earnings attributable to the Organization's common shareholders (R$ thousand)	**2,762,896**
Net earnings attributable to the Organization's preferred shareholders (R$ thousand)	**3,039,186**
Weighted average number of common shares outstanding (thousands)	5,300,118
Weighted average number of preferred shares outstanding (thousands)	5,284,388
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	0.52
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	0.58

ii. Diluted earnings per share

Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments.

27) NON-CONTROLLING INTERESTS IN SUBSIDIARIES

As of March 31, 2025, the balance of minority interests in subsidiaries was R$811,113 thousand, represented, primarily by Odontoprev.

28) FEE AND COMMISSION INCOME

	R$ thousands
	Three-month period ended on March 31, 2025
Credit card income	2,478,953
Checking account	1,686,547
Consortium management	707,157
Capital markets/Financial advisory services	361,238
Collections	346,428
Asset management	329,693
Custody and brokerage services	353,488
Loans	597,221
Payments	95,950
Other	347,528
Total	**7,304,203**

29) PAYROLL AND RELATED BENEFITS

	R$ thousands
	Three-month period ended on March 31, 2025
Salaries	3,312,480
Benefits	1,365,169
Social security charges	1,175,989
Employee profit sharing	489,884
Training	20,070
Total	**6,363,592**

30) OTHER ADMINISTRATIVE EXPENSES

	R$ thousands
	Three-month period ended on March 31, 2025
Outsourced services	1,175,620
Depreciation and amortization	1,341,494
Data processing	629,750
Communication	157,704
Asset maintenance	321,173
Financial system services	468,378
Advertising and marketing	305,176
Security and surveillance	123,294
Transport	152,539
Water, electricity and gas	81,120
Supplies	27,416
Travel	42,238
Rental	24,931
Other	479,210
Total	**5,330,043**

31) TAX EXPENSES

	R$ thousands
	Three-month period ended on March 31, 2025
Contribution for Social Security Financing (COFINS)	1,461,667
Social Integration Program (PIS) contribution	246,204
Tax on Services (ISSQN)	248,322
Municipal Real Estate Tax (IPTU) expenses	48,829
Other	76,819
Total	**2,081,841**

32) OTHER OPERATING INCOME

	R$ thousands
	Three-month period ended on March 31, 2025
Other interest income	824,423
Reversal of other operating provisions	422,206
Revenues from recovery of charges and expenses	142,565
Other (1)	1,139,742
Total	**2,528,936**

(1) Composed mainly of operating income whose balances are not individually relevant and have no specific classification.

33) OTHER OPERANTING EXPENSES

	R$ thousands
	Three-month period ended on March 31, 2025
Other finance costs	352,215
Sundry losses	226,462
Discount granted	521,801
Commissions on loans and financing	95,999
Intangible assets amortization - payroll	477,729
Goodwill amortization (Note 16a)	73,903
Card marketing expenses	1,060,054
Other (1)	2,813,423
Total	**5,621,586**

(1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification.

34) NON-OPERATING INCOME (LOSS)

	R$ thousands
	Three-month period ended on March 31, 2025
Gain/loss on sale and write-off of assets and investments	48,780
Recording/reversal of non-operating provisions (1)	(112,356)
Other	15,826
Total	**(47,750)**

(1) Primarily includes the provision for impairment of non-financial assets held for sale.

35) INCOME TAXES

a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL)

	R$ thousands Three-month period ended on March 31, 2025
Income before income tax and social contribution	**6,436,115**
Total burden of income tax (25%) and social contribution (20%) at the current rates	(2,896,252)
Effect on the tax calculation:	
Equity investment in associates and jointly controlled companies	174,453
Net non-deductible expenses of non-taxable income	144,958
Interest on shareholders' equity (paid and payable)	1,464,395
Other amounts (1)	549,246
Income tax and social contribution for the period	**(563,200)**

(1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; and (ii) incentive deductions.

b) Breakdown of income tax and social contribution in the income statement

	R$ thousands Three-month period ended on March 31, 2025
Current taxes:	
Income tax and social contribution expense	**(4,993,472)**
Deferred tax liabilities:	
Constitution/realization in the period on temporary additions and exclusions	3,910,443
Use of opening balances of:	
Social contribution loss	(25,352)
Income tax loss	(38,858)
Constitution in the period of:	
Social contribution loss	197,968
Income tax loss	386,071
Total deferred tax benefit	**4,430,272**
Income tax and social contribution for the period	**(563,200)**

c) Deferred income tax and social contribution

				R$ thousands
	Balance on January 1, 2025	Amount constituted	Amount realized	Balance on March 31, 2025
Expected credit loss associated with credit risk	71,978,932	9,756,811	(7,858,591)	73,877,152
Civil provisions	3,427,730	91,742	(249,415)	3,270,057
Tax provisions	3,428,498	78,026	(19,070)	3,487,454
Labor provisions	1,165,970	72,770	(29,727)	1,209,013
Non-financial assets held for sale	699,332	66,916	(70,451)	695,797
Adjustment to fair value of financial assets at fair value through profit or loss and derivatives	15,812	116,617	(3,427)	129,002
Amortization of goodwill	226,255	3,687	(2,804)	227,138
Other	6,143,515	1,429,816	(1,871,585)	5,701,746
Total deductible taxes on temporary differences	**87,086,044**	**11,616,385**	**(10,105,070)**	**88,597,359**
Income tax and social contribution losses in Brazil and overseas	18,755,350	584,039	(64,210)	19,275,179
Subtotal	**105,841,394**	**12,200,424**	**(10,169,280)**	**107,872,538**
Adjustment to fair value of securities at FVOCI	3,354,802	227,876	(555,133)	3,027,545
Total deferred tax assets	**109,196,196**	**12,428,300**	**(10,724,413)**	**110,900,083**
Deferred tax liabilities (Note 35e)	**4,637,595**	**535,859**	**(316,237)**	**4,857,217**
Deferred tax assets, net of deferred tax liabilities	**104,558,601**	**11,892,441**	**(10,408,176)**	**106,042,866**
- Percentage of net deferred tax assets on capital (Note 38a)	**68.2%**			**66.3%**
- Percentage of net deferred tax assets over total assets	**5.1%**			**5.3%**

d) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

					On March 31, 2025 - R$ thousands
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution	
2025	7,167,430	5,654,511	224,113	116,005	13,162,059
2026	9,479,358	7,523,493	271,099	134,886	17,408,836
2027	7,994,015	6,343,015	249,060	107,979	14,694,069
2028	7,996,368	6,263,115	639,233	424,089	15,322,805
2029	6,505,384	5,053,286	1,046,284	769,636	13,374,590
2030	3,523,200	2,788,691	1,245,945	1,005,947	8,563,783
2031	2,541,897	2,007,218	1,600,327	1,303,447	7,452,889
2032	1,917,052	1,509,523	1,951,974	1,596,356	6,974,905
2033	1,551,989	1,167,803	2,341,269	1,924,596	6,985,657
2034	906,264	703,747	928,765	1,394,169	3,932,945
Total	**49,582,957**	**39,014,402**	**10,498,069**	**8,777,110**	**107,872,538**

The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24.

On March 31, 2025, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$ 93,234,211 thousand, of which: R$ 78,194,669 thousand of temporary differences and R$ 15,039,542 thousand of tax loss and negative basis of social contribution.

e) Deferred tax liabilities

	R$ thousands			
	Balance on January 1, 2025	**Amount constituted**	**Amount realized**	**Balance on March 31, 2025**
Adjustment to fair value of financial assets at fair value through profit or loss and derivatives	443,139	64,829	(206,878)	301,090
Difference in depreciation	726,203	94,732	-	820,935
Judicial deposit	2,008,528	68,788	(8,816)	2,068,500
Other	1,003,150	306,211	(96,409)	1,212,952
Total deferred liabilities on temporary exclusions	**4,181,020**	**534,560**	**(312,103)**	**4,403,477**
Adjustment to fair value of securities at FVOCI	456,575	1,299	(4,134)	453,740
Total deferred tax expense (Note 35c)	**4,637,595**	**535,859**	**(316,237)**	**4,857,217**

36) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT

a) Reconciliation of the Statement of Financial Position and income statement – Accounting vs. Managerial

Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial:

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Assets				
Cash and due from banks	17,290,696	24,267	(389,219)	16,925,744
Securities and derivative financial instruments	812,533,608	8,203,738	57,207,446	877,944,792
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	285,109,172	3,314,014	(83,656)	288,339,530
Loans and leases	571,872,908	16,453,726	(859,823)	587,466,811
Other financial assets	153,239,478	(924,955)	(1,620,662)	150,693,861
Non-financial assets held for sale	1,536,874	63,071	(238,254)	1,361,691
Investments in associates, jointly controlled entities, and other investments	12,151,286	(6,165,394)	-	5,985,892
Premises and equipment, net of depreciation	8,416,372	427,630	-	8,844,002
Intangible assets and goodwill, net of amortization	18,454,568	5,920,986	-	24,375,554
Compensation and deferred taxes	122,943,788	1,827,533	-	124,771,321
Other assets	16,161,927	11,893,479	(99,652)	27,955.,754
Total on March 31, 2025	**2,019,710,677**	**41,038,095**	**53,916,180**	**2,114,664,952**

				R$ thousands
	Accounting Statement of Financial Position	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Statement of Financial Position
Liabilities				
Deposits from banks	346,270,569	14,634,946	43,067,363	403,972,878
Deposits from customers	620,316,697	475,067	3,177,139	623,968,903
Funds from securities issued	263,185,676	3,098,714	12,696,516	278,980,906
Subordinated debts	58,925,938	-	-	58,925,938
Other financial liabilities	54,628,455	(6,237,365)	(1,409,308)	46,981,782
Financial liabilities at fair value through profit or loss	15,763,703	-	(839,166)	14,924,537
Expected credit losses	3,658,507	424	-	3,658,931
Technical provisions for insurance, pension plans and capitalization bonds	414,273,327	-	-	414,273,327
Other provisions	31,768,863	924,696	(43,112)	32,650,447
Current and deferred income tax liabilities	6,032,476	273,849	(2,825)	6,303,500
Other liabilities	39,882,536	24,362,547	(2,730,427)	61,514,656
Equity attributable to shareholders of the parent	164,192,817	-	-	164,192,817
Non-controlling shareholders	811,113	3,505,217	-	4,316,330
Total on March 31, 2025	**2,019,710,677**	**41,038,095**	**53,916,180**	**2,114,664,952**

				R$ thousands
	Accounting Income Statement	Proportionately consolidated (1)	Consolidation adjustments (2)	Managerial Income Statement
Revenue from financial intermediation	51,559,805	391,649	1,066,772	53,018,226
Expenses from financial intermediation	(29,595,280)	(198,874)	(1,882,610)	(31,676,764)
Net revenue from financial intermediation	**21,964,525**	**192,775**	**(815,838)**	**21,341,462**
Expected Losses on Financial Assets	(8,334,917)	(65,126)	-	(8,400,043)
Gross income from financial intermediation	**13,629,608**	**127,649**	**(815,838)**	**12,941,419**
Other income from insurance, pension plans and capitalization bonds	3,343,344	-	-	3,343,344
Fee and commission income	7,304,203	1,857,488	590,479	9,752,170
Personnel /Administrative Expenses	(11,693,635)	(475,706)	180,607	(11,988,734)
Tax expenses	(2,081,841)	(201,767)	-	(2,283,608)
Share of profit (loss) of associates and jointly controlled entities	387,673	(337,233)	-	50,440
IR/CSI and Other income/expenses	(5,087,270)	(970,431)	44,752	(6,012,949)
Net Income for the three-month period ended on March 31, 2025	**5,802,082**	**-**	**-**	**5,802,082**

(1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and

(2) Primarily relates to reversal of the consolidation of the exclusive funds.

b) Statement of financial position and income by segment - Managerial

The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas			
Assets							
Cash and due from banks	12,935,156	6,152,008	458,944	5,421	577	(2,626,362)	16,925,744
Securities and derivative financial instruments	425,427,262	44,703,125	432,356,412	9,781	2,498,777	(27,050,565)	877,944,792
Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank	285,617,102	2,722,428	-	-	-	-	288,339,530
Loans and leases	528,270,598	74,704,199	-	-	-	(15,507,986)	587,466,811
Other financial assets	145,283,969	154,241	11,035,020	22,498	89,723	(5,891,590)	150,693,861
Non-financial assets held for sale	1,133,901	-	227,790	-	-	-	1,361,691
Investments in subsidiaries, affiliates and jointly controlled entities and other investments	79,464,314	-	5,502,026	-	1,311	(78,981,759)	5,985,892
Premises and equipment, net of depreciation	7,705,505	99,742	2,047,576	1,292	22,103	(1,032,216)	8,844,002
Intangible assets and goodwill, net of amortization	20,377,244	162,287	3,835,281	158	584	-	24,375,554
Compensation and deferred taxes	117,817,380	414,641	6,390,177	3,414	145,709	-	124,771,321
Other assets	21,811,927	1,758,503	4,379,599	762	9,896	(4,933)	27,955,754
Total on March 31, 2025	**1,645,844,358**	**130,871,174**	**466,232,825**	**43,326**	**2,768,680**	**(131,095,411)**	**2,114,664,952**
Liabilities							
Deposits from banks	396,781,152	25,092,005	-	-	-	(17,900,279)	403,972,878
Deposits from customers	575,463,380	50,927,982	-	-	-	(2,422,459)	623,968,903
Funds from securities issued	293,573,022	10,262,397	-	-	-	(24,854,513)	278,980,906
Subordinated debts	58,925,938	-	-	-	-	-	58,925,938
Other financial liabilities	47,748,002	36,375	229,621	-	-	(1,032,216)	46,981,782
Financial liabilities at fair value through profit or loss	11,647,209	3,278,573	-	-	-	(1,245)	14,924,537
Expected credit losses	3,402,002	256,929	-	-	-	-	3,658,931
Technical provisions for insurance, pension plans and capitalization bonds	-	-	414,257,497	15,830	-	-	414,273,327
Other provisions	27,427,560	150,578	5,047,640	9,472	21,805	(6,608)	32,650,447
Current and deferred income tax liabilities	4,546,357	135,625	1,609,629	-	11,889	-	6,303,500
Other liabilities	58,516,102	1,570,209	7,299,595	2,450	22,632	(5,896,332)	61,514,656
Equity attributable to shareholders of the parent	164,192,817	-	-	-	-	-	164,192,817
Non-controlling shareholders'	3,620,817	39,160,501	37,788,843	15,574	2,712,354	(78,981,759)	4,316,330
Total on March 31, 2025	**1,645,844,358**	**130,871,174**	**466,232,825**	**43,326**	**2,768,680**	**(131,095,411)**	**2,114,664,952**

R$ thousands

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Income Statement
	Brazil	Overseas	Brazil	Overseas			
Revenue from financial intermediation	49,435,382	2,263,655	1,994,249	396	75,663	(751,119)	53,018,226
Expenses from financial intermediation	(31,317.943)	(1,143.043)	-	-	-	784,222	(31,676,764)
Income from financial intermediation	**18,117,439**	**1,120,612**	**1,994,249**	**396**	**75,663**	**33,103**	**21,341,462**
Expected losses from financial assets	(8,222,057)	(177.986)	-	-	-	-	(8,400,043)
Gross income from financial intermediation	**9,895,382**	**942.626**	**1,994,249**	**396**	**75,663**	**33,103**	**12,941,419**
Other income from insurance, pension plans and capitalization bonds	-	-	3,327,829	8,185	-	7,330	3,343,344
Fee and commission income and income from banking fees	9,031,695	245,040	479,268	-	36,907	(40,740)	9,752,170
Personnel/ Administrative expenses	(10,548,189)	(301,451)	(1,184,480)	(4,877)	(27,931)	78,194	(11,988,734)
Tax expenses	(1,872,847)	(4,013)	(401,803)	-	(4,945)	-	(2,283,608)
Share of profit (loss) of associates and jointly controlled entities	(33,067)	-	83,507	-	-	-	50,440
IR/CSI and Other income/expenses	(3,730,490)	(274,438)	(1,857,826)	(1,633)	(70,675)	(77,887)	(6,012,949)
Net Income for the three-month period ended on March 31, 2025	**2,742,484**	**607,764**	**2,440,744**	**2,071**	**9,019**	**-**	**5,802,082**

(1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

37) RELATED-PARTY TRANSACTIONS

a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

				R$ thousands
	On March 31, 2025			
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Assets				
Securities and derivative financial instruments	-	783,667		783,667
Loans and other assets	10	5,052,672	174,374	5,227,056
Liabilities				
Demand deposits/Savings accounts	161	6,341	23,126	29,628
Time deposits	5,967,441	505,944	453,153	6,926,538
Securities sold under agreements to repurchase	160,181	1,343,283	-	1,503,464
Funds from issuance of securities and subordinated debts	23,183,107	-	1,395,448	24,578,555
Derivative financial instruments	-	13,491	-	13,491
Interest on own capital payable	2,461,671	-	-	2,461,671
Other liabilities	-	12,835,002	12,033	12,847,035

				R$ thousands
	Three-month period ended on March 3, 2025			
	Shareholders of the parent (1)	Associates and jointly controlled companies (2)	Key Management Personnel (3)	Total
Income/(expenses)				
Income from financial intermediation	-	(25,600)	4	(25,596)
Financial intermediation expenses	(906,250)	(39,068)	(52,866)	(998,184)
Income from services provided	49	97,108	163	97,320
Other expenses net of other operating revenues	28,532	(638,644)	(25,803)	(635,915)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.;
(2) Companies listed in Note 14; and
(3) Members of the Board of Directors and the Board of Executive Officers.

b) Remuneration of key Management Personnel

Each year, the Annual Shareholders' Meeting approves:

- The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company's Bylaws; and
- The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group).

For 2025, the maximum amount of R$1,183,531 thousand was determined for the remuneration of the Directors and R$53,824 thousand to cover pension plan contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions.

	R$ thousands
	On March 31, 2025
Short, medium and long-term remuneration	277,016
Post-employment - Pension Plans	13,951
Total	**290,967**

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

Direct ownership	On March 31, 2025
• Common shares	0.32%
• Preferred shares	1.00%
• Total shares (1)	**0.66%**

(1) On March 31, 2025, direct and indirect shareholding of the members of Bradesco's Board of Directors and Board of Executive Officers amounted to 2.13% of common shares, 1.04% of preferred shares and 1.59% of all shares.

38) RISK AND CAPITAL MANAGEMENT

For the first quarter of 2025, Bradesco maintained the same criteria disclosed in the financial statements as of December 31, 2024, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values.

Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report.

a) Capital Management

The Basel Ratio is part of the set of indicators monitored and evaluated in the process of Capital Management and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table below shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	R$ thousands Basel III On March 31, 2025 Calculation basis - Basel Ratio
Regulatory capital - values	
Common equity	114,756,958
Level I	134,814,099
Reference Equity - RE	160,025,251
Risk-weighted assets (RWA) - amounts	
Total RWA	1,035,930,881
Regulatory capital as a proportion of RWA	
Index of Common equity - ICP	11.1%
Tier I Capital	13.0%
Basel Ratio	15.4%
Additional Common Equity (ACP) as a proportion of RWA	
Additional Common Equity Conservation - ACPConservation	2.50%
Additional Contracyclic Common Equity - ACPContracyclic	0.00%
Additional Systemic Importance of Common Equity - Systemic ACPS	1.00%
Total ACP (1)	3.50%
Excess Margin of Common Equity	3.09%
Leverage Ratio (AR)	
Total exposure	1,922,073,096
AR	7.0%
Short Term Liquidity Indicator (LCR)	
Total High Quality Liquid Assets (HQLA)	184,190,422
Total net cash outflow	135,671,320
LCR	135.8%
Long Term Liquidity Indicator (NSFR)	
Available stable funding (ASF)	1,000,314,069
Stable resources required (RSF)	841,750,194
NSFR	118.8%

(1) Failure to comply with ACP rules may result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers.

b) Credit Risk

Measurement of Credit Risk

Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

- Stage 1: Financial assets with no significant increase in credit risks;
- Stage 2: Financial assets with significant increase in credit risks; and
- Stage 3: Financial assets that are credit impaired.

The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers' profile, the product type and the current payment status, as shown below:

Retail and Wholesale Portfolios:

- Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;
- Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk;
- Stage 3 (Defaulted or "impaired"): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt;
- Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk;
- Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and
- Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).
The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer.

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments:

	R$ thousands	
	On March 31, 2025	
	Gross value	Expected credit loss
Ativos financeiros		
Cash and balances with banks (Note 5)	17,290,696	-
Financial assets at fair value through profit or loss (Note 6) (1)	418,899,321	(289,361)
Financial assets at fair value through other comprehensive income (Note 8) (1)	98,213,854	(3,416)
Bonds and securities at amortized cost (Note 9)	282,871,484	(5,919,934)
Interbank Investments (Note 10)	168,393,333	-
Loans and leases (Note 12)	619,202,968	(47,330,060)
Other financial assets (Note 13)	157,081,607	(3,842,129)
Other financial assets with credit risk exposure		
Loan Commitments (Note 12)	328,699,826	(2,342,458)
Financial guarantees (Note 12)	116,462,126	(1,316,049)
Total risk exposure	**2,207,115,215**	**(61,043,407)**

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision.

c) Concentration of loan operations

	R$ thousands
	On March 31, 2025
By concentration	
Largest borrower	5,675,885
10 largest borrowers	30,104,836
20 largest borrowers	44,064,632
50 largest borrowers	69,971,636
100 largest borrowers	91,682,511

d) By Economic Activity Sector

	R$ thousands	
	On March 31, 2025	%
Public sector	**6,175,006**	**0.8**
Private sector	**722,047,143**	**99.2**
Total	**728,222,149**	**100.0**
Companies	**316,858,320**	**43.5**
Real estate and construction activities	22,579,570	3.1
Retail	37,032,577	5.1
Services	87,556,540	12.0
Transportation and concession	27,536,608	3.8
Automotive	7,780,661	1.1
Food products	13,662,388	1.9
Wholesale	21,168,109	2.9
Production and distribution of electricity	8,688,039	1.2
Oil, derivatives and aggregate activities	5,791,441	0.8
Other industries	85,062,387	11.7
Individuals	**411,363,829**	**56.5**

Credit Risk Mitigation

Potential credit losses are mitigated using a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives, or netting arrangements. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its fair value, the guarantors' counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated throughout the period of the transaction. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loan operations.

	R$ thousands	
	On March 31, 2025	
	Book value (1)	Fair Value of Guarantees
Companies	**316,858,320**	**212,889,222**
Stage 1	283,645,287	195,917,479
Stage 2	7,812,143	5,901,543
Stage 3	25,400,890	11,070,200
Individuals	**411,363,829**	**381,391,885**
Stage 1	354,846,816	347,799,806
Stage 2	23,505,904	19,718,156
Stage 3	33,011,109	13,873,923
Total	**728,222,149**	**594,281,107**

(1) From the total book balance of loan operations, R$ 327,334 million refers to unsecured operations.

e) Market Risk

VaR Internal Model - Trading Portfolio

Below is the 1-day VaR:

Risk factors (1)	R$ thousands
	On March 31, 2025
Fixed rates	1,336
IGPM/IPCA	3,096
Exchange coupon	182
Foreign currency	4,085
Equities	2,758
Sovereign/Eurobonds and Treasuries	2,538
Other	11,517
Correlation/diversification effect	(9,042)
VaR (Value at Risk)	**16,470**

(1) Amounts net of tax effects.

Sensitivity analysis of financial exposures

Sensitivity analysis of the Organization's financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$5.74 a scenario of R$5.80 was used, while for a 1-year fixed interest rate of 15.09%, a 15.10% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.74 a scenario of R$7.18 was used, while for a 1-year fixed interest rate of 15.09%, a 18.86% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.74 a scenario of R$8.61 was used, while for a 1-year fixed interest rate of 15.09%, a 22.63% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

I – Sensitivity Analysis – Trading Portfolio

		R$ thousands		
		Trading Portfolio (1)		
		On March 31, 2025		
		Scenarios		
		1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(41)	(18,564)	(39,549)
Price indexes	Exposure subject to variations in price index coupon rates	(44)	(10,532)	(22,304)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(13)	(1,746)	(3,453)
Foreign currency	Exposure subject to exchange rate variations	(2,523)	(63,066)	(126,131)
Equities	Exposure subject to variation in stock prices	(877)	(21,913)	(43,825)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	180	16,479	33,651
Other	Exposure not classified in other definitions	(1)	(23)	(45)
Total excluding correlation of risk factors		**(3,318)**	**(99,364)**	**(201,657)**

(1) Amounts net of tax effects; and

(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 365 bps and 708 bps (scenarios 2 and 3 respectively) as of March 31, 2025.

Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

II – Sensitivity Analysis – Trading and banking Portfolios

				R$ thousands
		Trading and Banking Portfolios (1)		
		On March 31, 2025		
		Scenarios		
		1	2	3
Interest rate in Reais (2)	Exposure subject to variations in fixed interest rates and interest rate coupons	(12,526)	(4,649,560)	(9,041,103)
Price indexes	Exposure subject to variations in price index coupon rates	(14,901)	(2,457,153)	(4,323,260)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,460)	(176,548)	(342,048)
Foreign currency	Exposure subject to exchange rate variations	(6,793)	(169,821)	(339,643)
Equities	Exposure subject to variation in stock prices	(31,875)	(796,878)	(1,593,757)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	1,834	194,266	379,742
Other	Exposure not classified in other definitions	6	159	318
Total excluding correlation of risk factors		**(65,715)**	**(8,055,536)**	**(15,259,750)**

(1) Amounts net of tax effects; and
(2) As a reference for the shocks applied to the 1-year rates, the values were approximately 376 bps and 741 bps (scenarios 2 and 3 respectively) as of March 31, 2025.

f) Statement of financial position by currency and maturity

I – The statement of financial position by currency

	R$ thousands		
	On March 31, 2025		
	Total	Local currency	Foreign currency (1) (2)
Assets			
Cash and due from banks	**17,290,696**	**10,785,312**	**6,505,384**
Financial assets at fair value through profit or loss	**437,371,620**	**431,376,984**	**5,994,636**
- Securities	418,609,960	413,.977,293	4,632,667
- Derivative financial instruments	18,761,660	17,399,691	1,361,969
Financial assets at fair value through other comprehensive income	**98,210,438**	**86,447,897**	**11,762,541**
- Securities, net of expected losses associated with credit risk	98,210,438	86,447,897	11,762,541
Financial assets at amortized cost	**1,287,173,108**	**1,211,396,508**	**75,776,600**
- Interbank investments	168,393,333	165,736,088	2,657,245
- Compulsory and other deposits with the Brazilian Central Bank	116,715,839	116,650,656	65,183
- Securities, net of expected losses associated with credit risk	276,951,550	266,935,802	10,015,748
- Loans net of losses associated with credit risk	565,495,073	506,298,859	59,196,214
Leases net of expected credit losses associated with credit risk	6,377,835	6,377,541	294
- Other financial instrumets	153,239,478	149,397,562	3,841,916
Non-financial assets held for sale	**1,536,874**	**1,536,874**	**-**
Investments in subsidiaries, affiliates and jointly controlled entities	**12,151,286**	**12,151,286**	**-**
Premises and equipment, net of depreciation	**8,416,372**	**8,315,676**	**100,696**
Intangible assets and goodwill, net of amortization	**18,454,568**	**18,300,914**	**153,654**
Current income and other tax assets	**12,043,705**	**11,835,706**	**207,999**
Deferred tax liabilities	110,900,083	**110,691,313**	208,770
Other assets	16,161,927	**14,403,674**	1,758,253
Total assets	**2,019,710,677**	**1,917,242,144**	**102,468,533**
Liabilities			
Financial liabilities at amortized cost	**1,343,327,335**	**1,264,306,636**	**79,020,699**
- Deposits from banks	346,270,569	323,168,126	23,102,443
- Deposits from customers	620,316,697	574,753,623	45,563,074
- Securities issued	263,185,676	252,923,279	10,262,397
- Subordinated debts	58,925,938	58,925,938	-
- Other financial liabilities	54,628,455	54,535,670	92,785
Financial liabilities at fair value through profit or loss	**15,763,703**	**12,181,215**	**3,582,488**
Expected credit losses	**3,658,507**	**3,401,578**	**256,929**
- Loan Commitments	-	-	-
- Credits to be released	2,342,458	2,088,231	254,227
- Financial guarantees	1,316,049	1,313,347	2,702
Technical provisions for insurance, pension plans and capitalization bonds	**414,273,327**	**414,257,497**	**15,830**
Other provisions	**31,768,863**	**31,608,622**	**160,241**
Current income tax liabilities	**1,175,259**	**1,109,991**	**65,268**
Deferred tax liabilities	**4,857,217**	**4,786,860**	**70,357**
Other liabilities	**39,882,536**	**38,304,388**	**1,578,148**
Total liabilities	**1,854,706,747**	**1,769,956,787**	**84,749,960**
Shareholders' equity			
Equity attributable to shareholders of the parent	164,192,817	164,192,817	-
Non-controlling shareholders'	811,113	811,113	-
Total shareholders' equity	**165,003,930**	**165,003,930**	**-**
Total shareholders' equity and liabilities	**2,019,710,.677**	**1,934,960,717**	**84,749,960**
Net position of assets and liabilities			**17,718,573**
Net position of derivatives (2)			(15,205,831)
Other net off-balance-sheet accounts (3)			(653,086)
Net foreign exchange position (passive) (4)	**-**		**1,859,656**

(1) Amounts originally recognized and/or indexed mainly in US$;

(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month;

(3) Other commitments recorded in memorandum accounts; and

(4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(2,651,287) thousand in the three-month period ended on March 31, 2025, were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$757,217 thousand; and

(5)During the period/year, the exchange rate variation of financial instruments recognized in profit or loss was R$ (563,272) thousand.

II – The statement of financial position by maturity

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Assets						
Cash and due from banks	**17,290,696**	**-**	**-**	**-**	**-**	**17,290,696**
Financial assets at fair value through profit or loss	**427,125,897**	**1,130,590**	**794,897**	**8,320,236**	**-**	**437,371,620**
- Securities	418,609,960	-	-	-	-	418,609,960
- Derivative financial instruments	8,515,937	1,130,590	794,897	8,320,236	-	18,761,660
Financial assets at fair value through other comprehensive income	**7,962,793**	**12,397,802**	**3,566,864**	**69,179,669**	**5,103,310**	**98,210,438**
- Securities, net of expected losses associated with credit risk	7,962,793	12,397,802	3,566,864	69,179,669	5,103,310	98,210,438
Financial assets at amortized cost	**285,747,292**	**177,545,311**	**115,028,395**	**708,852,110**	**-**	**1,287,173,108**
- Interbank investments (1)	9,823,579	28,134,636	4,352,949	126,082,169	-	168,393,333
- Compulsory and other deposits with the Brazilian Central Bank	116,715,839	-	-	-	-	116,715,839
- Securities, net of expected losses associated with credit risk (1) (2)	2,805,598	15,200,008	20,026,848	238,919,096	-	276,951,550
- Loans net of losses associated with credit risk	88,421,686	99,220,102	73,657,893	304,195,392	-	565,495,073
Leases net of expected credit losses associated with credit risk	9,918,171	(613,364)	(608,411)	(2,318,561)	-	6,377,835
- Other financial assets	58,062,419	35,603,929	17,599,116	41,974,014	-	153,239,478
Non-financial assets held for sale	**1,536,861**	**-**	**-**	13	-	1,536,874
Investments in subsidiaries, affiliates and jointly controlled entities	**-**	**-**	**-**	**-**	**12,151,286**	**12,151,286**
Premises and equipment, net of depreciation	**93,053**	**465,266**	**558,319**	**6,607,628**	**692,106**	**8,416,372**
Intangible assets and goodwill, net of amortization	**501,976**	**1,548,433**	**2,036,439**	**14,115,262**	**252,458**	**18,454,568**
Deferred income tax assets	**2,355,275**	**476,896**	**1,861,726**	**7,349,808**	**-**	**12,043,705**
Deferred tax liabilities	**3,171,634**	**16,119,240**	**7,956,664**	**83,652,545**	**-**	**110,900,083**
Other assets	**13,459,562**	**156,811**	**118,742**	**2,426,812**	**-**	**16,161,927**
Total on March 31, 2025	**759,245,039**	**209,840,349**	**131,922,046**	**900,504,083**	**18,199,160**	**2,019.710,677**
Liabilities						
Financial liabilities at amortized cost	**512,984,827**	**153,254,891**	**183,537,416**	**474,396,846**	**19,153,355**	**1,343,327,335**
- Deposits from banks (1) (3)	281,460,029	29,304,150	15,169,504	20,336,886	-	346,270,569
- Deposits from customers (3)	193,323,254	52,395,587	84,548,094	290,049,762	-	620,316,697
- Securities issued	9,707,248	44,461,893	76,517,515	132,499,020	-	263,185,676
- Subordinated debts	344,293	9,811,152	1,040,072	28,577,066	19,153,355	58,925,938
- Other financial liabilities	28,150,003	17,282,109	6,262,231	2,934,112	-	54,628,455
Financial liabilities at fair value through profit or loss	**10,117,431**	**1,029,142**	**1,105,931**	**3,511,199**	**-**	**15,763,703**
Other financial assets with credit risk exposure	**3,658,507**	**-**	**-**	**-**	**-**	**3,658,507**
- Loan commitments and credits to be released	2,342,458	-	-	-	-	2,342,458
- Financial guarantees	1,316,049	-	-	-	-	1,316,049
Technical provisions for insurance, pension plans and capitalization bonds	**365,718,365**	**-**	**-**	**48,554,962**	**-**	**414,273,327**
Other provisions	**15,974,436**	**985,367**	**1,461,824**	**13,347,236**	**-**	**31,768,863**
Current income tax liabilities	**1,074,245**	**11,866**	**74,313**	**14,835**	**-**	**1,175,259**
Deferred tax liabilities	**606,744**	**146,741**	**64,906**	**4,038,826**	**-**	**4,857,217**
Other liabilities	**39,627,279**	**76,300**	**8,828**	**170,129**	**-**	**39,882,536**
Shareholders' equity						

R$ thousands

	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	No stated maturity	Total
Equity attributable to shareholders of the parent	-	-	-	-	164,192,817	164,192,817
Non-controlling shareholders'	-	-	-	-	811,113	811,113
Total Equity	**-**	**-**	**-**	**-**	**165,003,930**	**165,003,930**
Total on March 31, 2025	**949,761,834**	**155,504,307**	**186,253,218**	**544,034,033**	**184,157,285**	**2,019,710,677**

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising "VGBL" and "PGBL" products are classified as 1 to 30 days, without considering average historical turnover.

g) Fair value of financial assets and liabilities

The carrying amounts and the fair values of the financial assets and liabilities are:

	R$ thousands	
	On March 31, 2025	
	Book value	Fair Value
Assets		
Reverse repurchase agreements	168,393,333	168,401,405
Compulsory deposits with the Brazilian Central Bank	116,715,839	116,715,839
Securities:		
At fair value through profit or loss (1)	418,609,960	418,609,960
Fair value through other comprehensive income	98,210,438	98,210,438
At amortized cost (1)	276,951,550	262,272,015
Derivative financial instruments	18,761,660	18,761,660
Loans and leases	571,872,908	557,308,727
Other financial assets	153,239,478	153,239,478
Liabilities		
Deposits from banks	346,270,569	345,969,341
Deposits from customers	620,316,697	617,686,103
Funds from securities issued	263,185,676	264,361,272
Subordinated debts	58,925,938	60,512,630
Derivative financial instruments	15,763,703	15,763,703
Other financial liabilities	54,628,455	54,628,455

(1) Includes securities with characteristics of credit granting.

	R$ thousands			
	On March 31, 2025			
	Level 1	Level 2	Level 3	Fair Value
Fair value through profit or loss	**373,567,917**	**41,997,120**	**3,044,923**	**418,609,960**
Financial treasury bills	213,921,595	-	-	213,921,595
National treasury bills	62,888,074	-	-	62,888,074
National treasury notes	45,845,216	-	-	45,845,216
Financial bills	-	32,044,882	-	32,044,882
Debentures	23,684,037	1,864,638	710,708	26,259,383
Stocks	8,850,833	3,760,873	2,041,839	14,653,545
Other	18,378,162	4,326,727	292,376	22,997,265
Derivatives	**(1,242,384)**	**4,652,295**	**(411,954)**	**2,997,957**
Derivative financial instruments (assets)	7,782,561	10,869,140	109,959	18,761,660
Derivative financial instruments (liabilities)	(9,024,945)	(6,216,845)	(521,913)	(15,763,703)
Fair value through other comprehensive income	**96,580,477**	**605,793**	**1,024,168**	**98,210,438**
National treasury notes	34,366,152	-	-	34,366,152
National treasury bills	23,017,065	-	-	23,017,065
Financial treasury bills	22,592,038	-	-	22,592,038
Foreign government bonds	7,272,750	-	-	7,272,750
Stocks	3,631,243	-	1,013,622	4,644,865
Other	5,701,229	605,793	10,546	6,317,568
Total	**468,906,010**	**47,255,208**	**3,657,137**	**519,818,355**
Public	**413,565,724**	**29,683**	**10,547**	**413,605,954**
Private	**55,340,286**	**47,225,525**	**3,646,590**	**106,212,401**

The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	R$ thousands				
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Assets Derivative	Liabilities Derivatives	Total
On January 1, 2025	**1,541,201**	**1,977,060**	**137,552**	**(557,559)**	**3,098,254**
Included in profit or loss	531,294	(2,850)	-	-	528,444
Included in other comprehensive income	-	(61,667)	-	-	(61,667)
Acquisitions	123,219	-	-	-	123,219
Write-offs	(38,258)	(1,500)	(27,593)	35,646	(31,705)
Maturities	-	(3,943)	-	-	(3,943)
Transfers (to)/from other levels (1)	4,535	-	-	-	4,535
On March 31, 2025	**2,161,991**	**1,907,100**	**109,959**	**(521,913)**	**3,657,137**

(1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2.

Sensitivity analysis for financial assets classified as Level 3

	R$ thousands					
	On March 31, 2025					
	Impact on income			Impact on shareholders' equity		
	1	2	3	1	2	3
Interest rate in Reais	(3)	(971)	(1,859)	(1)	(238)	(459)
Price indexes	-	(32)	(59)	-	-	-
Exchange coupon	(27)	(3,226)	(6,312)	-	-	-
Foreign currency	1,372	34,302	68,605	-	-	-
Equities	11,026	275,648	551,297	5,474	136,839	273,678

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels:

	R$ thousands				
	On March 31, 2025				
	Level 1	Level 2	Level 3	Fair Value	Book value
Assets					
Reverse repurchase agreements	-	168,401,405	-	168,401,405	168,393,333
Securities at amortized cost (1)	163,328,334	90,100,779	8,842,902	262,272,015	276,951,550
Loans and leases	-	-	557,308,727	557,308,727	571,872,908
Liabilities					
Deposits from banks	-	-	345,969,341	345,969,341	346,270,569
Deposits from customers	-	-	617,686,103	617,686,103	620,316,697
Funds from securities issued	-	-	264,361,272	264,361,272	263,185,676
Subordinated debts	-	-	60,512,630	60,512,630	58,925,938

(1) Includes securities with characteristics of credit granting.

39) OTHER INFORMATION

a) Non-recurring net income

According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events.

Our accumulated accounting result on March 31, 2025 was R$ 5,802,082 thousand, the recurring result was R$ 5,863,644 thousand and the non-recurring result was R$ (61,562) thousand net of taxes, regarding adherence to the Integral Transaction Program (PTI).

b) Investment funds and portfolios

The Organization manages investment funds and portfolios, whose net assets as of March 31, 2025, reached R$ 1,279,861,454 thousand.

c) Employee Benefits

Total expenses with contributions made, in the first quarter of 2025, were R$108,925 thousand.

In addition to this benefit, Bradesco and its subsidiaries offer their employees, including managers other benefits, including: health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses, including the contributions mentioned above, totaled, in the in the first quarter of 2025, the amount of R$1,385,240 thousand.

d) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty.

e) On January 16, 2025, Complementary Law No. 214 was published, resulting from the conversion of PLP No. 68/2024. This law is part of the regulation of Constitutional Amendment No. 132, which establishes the Consumption Tax Reform. It institutes the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS) and the Selective Tax (IS), marking an important step in the Consumption Tax Reform. The Bank is monitoring this issue and evaluating the effects that will be produced by this and future regulations still under consideration in the National Congress.

f) On August 8, 2024, Bradesco, through its direct subsidiarys, entered into an Investment Agreement with John Deere Brasil S,A, ("John Deere Brasil"), a wholly-owned subsidiary of Deere & Company (USA), a global leader in the supply of agricultural, construction and forestry equipment, Through this agreement, we will hold a 50% stake in Banco John Deere S,A, ("Transaction"), This strategic partnership is expected to expand the offer of financing and financial services to customers and dealers in the acquisition of equipment, parts and services from the John Deere group. On February 10, 2025, after fulfilling the usual, legal, and regulatory preceding conditions, the investment was completed.

Reporting Date April 29, 2025

Board of Directors

Chairman
Luiz Carlos Trabuco Cappi

Vice Chairman
Alexandre da Silva Glüher

Members
Denise Aguiar Alvarez
Maurício Machado de Minas
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara

Independent Members
Samuel Monteiro dos Santos Junior
Walter Luis Bernardes Albertoni
Paulo Roberto Simões da Cunha
Denise Pauli Pavarina

Board of Executive Officers

Chief Executive Officer
Marcelo de Araújo Noronha

Executive Vice-Presidents
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Bruno D´Avila Melo Boetger

Executive Officers
João Carlos Gomes da Silva
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Edilson Dias dos Reis
Juliano Ribeiro Marcílio
André Luis Duarte de Oliveira
Cintia Scovine Barcelos de Souza
Fernando Freiberger
José Augusto Ramalho Miranda
Marcos Valério Tescarolo
Renata Geiser Mantarro
Vinicius Urias Favarão
Silvana Rosa Machado
Túlio Xavier de Oliveira
Francesco Di Marcello

Officers
Affonso Correa Taciro Junior
Alessandro Zampieri
Alexandre Cesar Pinheiro Quercia
Alexandre Panico
Ana Luisa Rodela Blanco
André Costa Carvalho
André David Marques
André Ferreira Gomes
Antonio Campanha Junior
Bráulio Miranda Oliveira
Bruno Funchal
Bruno Rosa Cardoso
Carlos Henrique Villela Pedras
Carlos Leibowicz
Carlos Wagner Firetti
Clayton Neves Xavier
*Cristiano Adjuto e Campos
Cristina Coelho de Abreu Pinna
Daniela Pinheiro de Castro
Danilo Luis Damasceno
Fábio Suzigan Dragone
Fernando Antônio Tenório
Fernando Honorato Barbosa
Francisco Armando Aranda
Jeferson Ricardo Garcia Honorato
José Leandro Borges
Juliana Laham
Julio Cardoso Paixão
Júlio César de Almeida Guedes
Layette Lamartine Azevedo Junior
Leandro José Diniz
Leandro Karam Correa Leite
Leandro Marçal Araújo
Letícia Cardelli Buso Gomes
Luis Claudio de Freitas Coelho Pereira
Luiz Philipe Roxo Biolchini
Manoel Guedes de Araujo Neto
Marcelo Souza Ramos
Marco Aurélio Galicioli
Marcos Alexandre Pina Cavagnoli
Marcos Daniel Boll
Marina Bauab Carvalho Werebe
Marina Claudia González Martin de Carvalho
Marina Gravina Veasey
Mateus Pagotto Yoshida
Nairo José Martinelli Vidal Júnior
Nathalia Lobo Garcia Miranda
Patrícia Kessler de Assumpção
Rafael Forte Araújo Cavalcanti
Rafael Padilha de Lima Costa
Ricardo Eleutério da Silva
Roberto França
Roberto Medeiros Paula
Romero Gomes de Albuquerque
Rubia Becker
Ruy Celso Rosa Filho
Soraya Bahde
Telma Maria dos Santos Calura
Vasco Azevedo
Vinícius Panaro

Regional Officers
Altair Luiz Guarda
Amadeu Emilio Suter Neto
César Cabús Berenguer Silvany
Deborah D'Avila Pereira Campani Santana
Edmir José Domingues
Hebercley Magno dos Santos Lima
José Roberto Guzela
Marcelo Magalhães
Marcos Alberto Willemann
Nelson Pasche Junior
Welder Coelho de Oliveira

Committees Subordinated to the Board of Directors

Comitês Estatutários

Audit Committee
Paulo Ricardo Satyro Bianchini – Coordinator
Amaro Luiz de Oliveira Gomes – Qualified Member
*Antonio José da Barbara - Member
*Samuel Monteiro dos Santos Junior - Member

Remuneration Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Fabio Augusto Iwasaki (Non-Manager)

Non-Statutory Committees

Ethics Integrity and Conduct Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Walter Luis Bernardes Albertoni
Rubens Aguiar Alvarez
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Silvana Rosa Machado
Ivan Luiz Gontijo Júnior
Affonso Correa Taciro Junior

Risk Committee
Maurício Machado de Minas - Coordinator
Samuel Monteiro dos Santos Junior
Paulo Roberto Simões da Cunha
Rogério Pedro Câmara

Nomination and Succession Planning Committee
Luiz Carlos Trabuco Cappi - Coordinator
Alexandre da Silva Glüher
Maurício Machado de Minas
Octavio de Lazari Junior
Marcelo de Araújo Noronha

Sustainability and Diversity Committee
Maurício Machado de Minas - Coordinator
Alexandre da Silva Glüher
Denise Aguiar Alvarez
Walter Luis Bernardes Albertoni
Denise Pauli Pavarina
Octavio de Lazari Junior
Rogério Pedro Câmara
Marcelo de Araújo Noronha
Moacir Nachbar Junior
Bruno D'Avila Melo Boetger
Juliano Ribeiro Marcílio
Silvana Rosa Machado
André Costa Carvalho
Fabiana Costa Tolentino

Strategic Committee
Alexandre da Silva Glüher - Coordinator
Maurício Machado de Minas
Samuel Monteiro dos Santos Junior
Denise Pauli Pavarina
Octavio de Lazari Junior
Marcelo de Araújo Noronha
Vinicius Urias Favarão

Committee Subordinated to the Chief Executive Officer

Disclosure Executive Committee
André Costa Carvalho - Coordinator
Marcelo de Araújo Noronha
Cassiano Ricardo Scarpelli
Moacir Nachbar Junior
José Ramos Rocha Neto
Guilherme Muller Leal
Roberto de Jesus Paris
Oswaldo Tadeu Fernandes
Vinicius Urias Favarão
Ivan Luiz Gontijo Júnior
Antonio Campanha Junior
Marina Claudia González Martin de Carvalho
Vinícius Panaro

Fiscal Council

Sitting Members
José Maria Soares Nunes
Joaquim Caxias Romão
Vicente Carmo Santo
Ludmila de Melo Souza
Ava Cohn

Deputy Members
Frederico William Wolf
Artur Padula Omuro
Luiz Eduardo Nobre Borges
Mônica Pires da Silva
Marcos Aparecido Galende

Ombudsman Department
Marcos Daniel Boll - Ombudsman

General Accounting Department
Vinícius Panaro
Accountant – CRC 1SP324844/O-6

* appointment/election pending approval by BACEN, consequently they did not take office

KPMG Auditores Independentes Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 12º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500
kpmg.com.br

Independent Auditors´ Report on review of consolidated interim financial statements

To
Board of Directors and Shareholders of
Banco Bradesco S.A.
Osasco - SP

Introduction

We have reviewed the consolidated interim financial statements of Banco Bradesco S.A. ("Bradesco" or "Bank") as of March 31, 2025, which comprise the consolidated statements of financial position as of March 31, 2025 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flow for the three-month period then ended, and notes to the consolidated interim financial statements.

Bradesco's management is responsible for the preparation and presenting of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements, as of March 31, 2025, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil.

Emphasis – Comparative consolidated interim financial statements

We draw attention to explanatory note 2 to the consolidated interim financial statements which describes that the aforementioned statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil, which consider the exemption from presenting comparative values for periods prior to 2025 in the financial statements for the periods of the year 2025, as provided in Resolution no. 4,966 of

the National Monetary Council (CMN) and Resolution BCB no. 352 of the Central Bank of Brazil (BACEN). Our conclusion is not qualified in respect of this matter.

Other matters - Statements of Added Value

The consolidated interim financial statements referred to above include the consolidated statement of added value ("DVA") for the nine-month period ended as of March 31, 2025, prepared under the responsibility Bradesco´s management, and presented as additional information to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these statements are reconciled with the consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial statements taken as a whole.

Other matters – consolidated interim financial statements

As permitted by Article 77 of CMN Resolution No. 4,966, these consolidated interim financial statements as of March 31, 2025, which have been prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), are being issued separately from, and in addition to, the consolidated interim financial statements prepared in accordance with International IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB) which were also issued by Bradesco on this date and on which we have issued an independent auditors' report on review of consolidated interim financial statements, without any modification, dated April 30, 2025.

São Paulo, April 30, 2025

KPMG Auditores Independentes Ltda.
CRC 2SP-027685/O-0 F SP

Original report in Portuguese signed by

Cláudio Rogélio Sertório Accountant
CRC 1SP212059/O-0

The Fiscal Council's members, in the exercise of their legal and statutory attributes, have examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco), related to the first quarter of 2025 and, based on: (i) in meetings held with KPMG Auditores Independentes and in its reports; (ii) in meetings held with the Audit Committee and in its reports; and (iii) in the information received in meetings with Bradesco's administrators and area managers, concluded that the cited documents examined adequately reflect Bradesco's equity and financial situation and ratifies KPMG Auditores Independentes and Audit Committee's judgment that internal controls are appropriate to the size and complexity of their businesses.

Cidade de Deus, Osasco, SP, April 30, 2025

José Maria Soares Nunes

Joaquim Caxias Romão

Vicente Carmo Santo

Ludmila de Melo Souza

Ava Cohn

For further information, please contact:

André Carvalho

Investor Relations Officer

investors@bradesco.com.br

Cidade de Deus, s/n – Red Building – 2nd floor

Osasco-SP

Brazil

banco.bradesco/ri

bradesco